File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

07023252

SEC MAIL PROCESSING RECEIVED MAY 03 2007 WASH. D.C. 209 SECTION

Alea

SUPPL

VIA FEDERAL EXPRESS

May 2, 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since 26 October, 2006, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since 26 October 2006.

2. Shareholder Circular and Notice of SGM dated 24 April 2007 relating to the recommended cash acquisition of the Company by FIN Acquistion Limited, together with a Form of Proxy and Election

3. Circular relating to the 2007 Annual General Meeting of Shareholders, dated 23 April, 2007, including Notice of AGM and Proxy Form.

4. Annual Report for the financial year ended 31 December, 2006, as mailed to all shareholders.

5. Blocklisting Interim Review dated 15 December 2006.

6. Updated list of information required to be made public on an on-going basis.

PROCESSED MAY 09 2007 THOMSON FINANCIAL

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

Enclosures

G:\Legal\SEC Reporting and Related Matters\12g3-2(b)\April 27, 2007 Update Filing\12g3-2(b) update letter - 2 May 2007 (clean draft).doc

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 15-Dec-06
Number	9548N

RNS Number:9548N
Alea Group Holdings(Bermuda) Ltd
15 December 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 December, 2006

Name of applicant: ALEA GROUP HOLDINGS (BERMUDA) LTD.

Name of scheme:
1. 2002 Stock Purchase & Option Plan
2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T.Delaney
3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company
4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

Period of return: From: 18 June 2006 To: 15 December 2006

Balance under sceme from previous return:
1. 6,573,568
2. 20,223
3. 464,340
4. 0

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:
1. 0
2. 0
3. 0
4. 97,090

Number of securities issued/allotted under scheme during period:
1. 0
2. 0
3. 0
4. 77,461

Balance under scheme not yet issued/allotted at end of period
1. 6,573,568
2. 20,223
3. 464,340
4. 19,629

Number and class of securities originally listed and the date of admission
1. 6,573,568 admitted 22 June 2004
2. 40,446 admitted 22 June 2004
3. 464,340 admitted 5 August 2004
4. 72,818 admitted 7 September 2006 and
   24,272 admitted 21 December 2005

Total number of securities in issue at the end of the period
173,788,126 shares on 15 December 2006

Name of contact: George P. Judd
Address of contact: 55 Capital Boulevard
Rocky Hill, Connecticut, USA 06067
Telephone number of contact: 001-860-258-7550

SIGNED BY ______________________________

George P. Judd, Senior Vice President & Group Secretary
for and on behalf of
Alea Group Holdings (Bermuda) Ltd.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

File No. 82-34885

Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
MAY 03 2007
WASH. D.C.
209 SECTION

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Total Voting Rights
Released	07:00 22-Dec-06
Number	5212O

RNS Number:5212O
Alea Group Holdings(Bermuda) Ltd
22 December 2006

Alea Group Holdings (Bermuda) Ltd.

22 December 2006

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

As at 22 December 2006, the issued share capital and voting rights of Alea Group Holdings (Bermuda) Ltd. consists of 173,788,126 common US $0.01 shares each with voting rights attached (one vote per common share).

There are no shares held in Treasury.

Therefore the total number of voting rights in Alea Group Holdings (Bermuda) Ltd. is 173,788,126.

The above figure of 173,788,126 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Alea Group Holdings (Bermuda) Ltd. under the FSA's Disclosure and Transparency Rules.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/
Nick Henderson
+44 20 7831 3113

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Price Monitoring Extension
Released	16:36 28-Feb-07
Number	0718S

RNS Number:0718S
Alea Group Holdings(Bermuda) Ltd
28 February 2007

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would re
pre-determined percentage above or below the base price. The auction call period is

For details of how base prices are set for each market, please refer to the Guide to
www.londonstockexchange.com

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Second Price Monitoring Extn
Released	16:42 28-Feb-07
Number	0730S

RNS Number:0730S
Alea Group Holdings(Bermuda) Ltd
28 February 2007

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching process w price that is a pre-determined percentage above or below the base price. The auction further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to www.londonstockexchange.com

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	12:00 01-Mar-07
Number	1106S

RNS Number:1106S
Alea Group Holdings(Bermuda) Ltd
01 March 2007

1 March 2007

Alea Group Notification of Preliminary Results Announcement

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd. will announce its results for the 12 months ended 31 December 2006 on Wednesday, 4 April 2007.

There will be a live audio webcast of Alea's results presentation to analysts and investors, accessible through the Group's website www.aleagroup.com at 10.00am UK time on Wednesday, 4 April 2007.

For further information, please contact:

Sheel Sawhney +1 860 258 6524

Financial Dynamics
Robert Bailhache +44 20 7269 7200
Nick Henderson +44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties

and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Fin Acquisition Limited
TIDM	
Headline	Offer for Alea Group Holdings
Released	07:01 04-Apr-07
Number	3912U

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

FIN Acquisition reserves its rights to implement the Acquisition by way of an Offer.

4 April 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

to be implemented by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act

- The board of FIN Acquisition and the Independent Directors are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Alea by FIN Acquisition, a company formed at the direction of Fortress Investment Group, to be implemented by means of an amalgamation between FIN Acquisition and Alea under the Bermuda Companies Act.

- FIN Acquisition intends to support Alea and its management team in the continued execution of its business plan.

- The Acquisition price of 93 pence per Alea Share values the Issued Share Capital of Alea at approximately £162 million as at 3 April 2007, being the last business day prior to this announcement.

- The Acquisition price of 93 pence per Alea Share represents:

- a premium of approximately 8.4 per cent. and 15.2 per cent. over the volume weighted average price of Alea Shares over the last month and six months respectively; and

- a discount of approximately 1.1. per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to this announcement.

- Alea Shareholders will be offered the opportunity to elect to receive the cash consideration payable to them under the terms of the Acquisition in United States dollars as an alternative to receiving such cash consideration in pounds sterling.

- The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent

Directors intend unanimously to recommend that Alea Shareholders vote to approve the Amalgamation Agreement at the Special General Meeting as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director who holds Alea shares) have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition, Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, has irrevocably undertaken to vote to approve the Amalgamation Agreement at the Special General Meeting in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent. of the Alea Shares in issue.

- FIN Acquisition has also received irrevocable undertakings from KKR, The State of Wisconsin Investment Board, New York State Retirement Co-Investment Fund L.P. and CalPERS/PCG Corporate Partners, LLC in respect of 95,164,340 Alea Shares, in aggregate, representing approximately 54.8 per cent. of Alea's issued share capital, to vote to approve the Amalgamation Agreement at the Special General Meeting. These irrevocable undertakings will remain binding if a higher competing offer is made for Alea.

- The Acquisition is conditional on, amongst other things, the approval of the Amalgamation Agreement by Alea Shareholders at the Special General Meeting and approvals of the change of control contemplated by the Acquisition by insurance regulatory authorities in the State of New York, USA, Bermuda, the United Kingdom, Australia and Switzerland. Regulatory clearance from the German Federal Cartel Office will also need to be obtained.

- In order for the Amalgamation to become effective, the Amalgamation Agreement must be approved at the Special General Meeting by Alea Shareholders representing at least 75 per cent. of the votes cast at the Special General Meeting.

- The Shareholder Circular, setting out the details of the Acquisition and the procedures to be followed to approve the Amalgamation Agreement, will be posted to Alea Shareholders shortly. The Acquisition is expected to become effective in the summer of 2007.

- Commenting on behalf of the Independent Directors, John Reeve, Chairman of Alea, said:

  "The Independent Directors are pleased to recommend the Acquisition, an opportunity which results from the strategy that management have pursued over recent months to bring greater stability to the Company. We consider that the acquisition price of 93 pence per share in cash represents an attractive proposal for all shareholders and offers them the opportunity to crystallise their investment in the Company."

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7784

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Alea
Mark Cloutier +44 (0)20 7621 3109
Kirk Lusk +1 860 258 6566

Merrill Lynch +44 (0)20 7628 1000
(Financial adviser and corporate broker to Alea)
Richard Slimmon
Patrick Bowes

This summary should be read in conjunction with the full text of the following announcement and the appendices. The Acquisition will be subject to the conditions set out in Appendix I to this announcement and to the further terms to be set out in the Shareholder Circular.

Terms used in this summary shall have the meaning given to them in the full announcement.

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

Merrill Lynch is acting for Alea and no one else in connection with the Acquisition and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Shareholder Circular or any document by which the Offer is made. Alea Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once it has been despatched.

Certain statements made in this announcement that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this announcement or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Appendix I contains the conditions to the implementation of the Acquisition; Appendix II contains sources of information and bases of calculation; and Appendix III contains the definitions of certain terms used in this summary and the following announcement.
END

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

FIN Acquisition reserves its rights to implement the Acquisition by way of an Offer.

4 April 2007

Recommended Cash Acquisition

by FIN Acquisition Limited

a company formed at the direction of

private equity funds advised by Fortress Investment Group

of Alea Group Holdings (Bermuda) Ltd.

to be implemented by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act

1. Introduction

The board of FIN Acquisition and the Independent Directors of Alea are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Alea by FIN Acquisition, a company formed at the direction of Fortress Investment Group. Alea has established a committee of Independent Directors in relation to the Acquisition because it is envisaged that certain of the other Alea Directors will or may have an ongoing involvement in Alea after the Acquisition and because certain of the other Alea Directors are connected with certain major shareholders.

FIN Acquisition is a newly incorporated company that has been formed at the direction of Fortress Investment Group for the purpose of completing the Acquisition.

2. The Acquisition

The Acquisition is expected to be effected by means of a statutory amalgamation between FIN Acquisition and Alea under sections 104 to 109 of the Bermuda Companies Act. Under the Acquisition, which will be subject to the Conditions and to the full terms and conditions to be set out in the Shareholder Circular, Alea Shareholders will receive:

for each Alea Share 93 pence in cash

The terms of the Acquisition value the Issued Share Capital of Alea at approximately £162 million.

The Acquisition price of 93 pence per Alea Share represents:

- a premium of approximately 8.4 per cent. and 15.2 per cent. over the volume weighted average price of Alea Shares over the last month and six months respectively; and

- a discount of approximately 1.1. per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day prior to this announcement.

3. US Dollar Alternative

Alea Shareholders will be offered the opportunity to elect to receive the cash consideration payable to them under the terms of the Acquisition in United States dollars as an alternative to receiving such cash consideration in pounds sterling. Any such election must be made in respect of all, but not less than all, of the cash consideration due to an Alea Shareholder under the terms of the Acquisition.

If an Alea Shareholder elects to receive the US Dollar Alternative, the cash consideration payable to him under the terms of the Acquisition shall be converted into United States dollars at the rate of $1.9735 = £1.

The US Dollar Alternative will be conditional on the Acquisition becoming effective. Alea Shareholders may elect for the US Dollar Alternative (by completing and returning in accordance with the instructions thereon the applicable form of election that will be sent to Alea Shareholders along with the Shareholder Circular) until the date specified for the return of proxies in respect of the Special General Meeting.

Once made, an election for the US Dollar Alternative shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsoever.

Further details of the US Dollar Alternative will be set out in the Shareholder Circular.

4. Recommendation

The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors.

Accordingly, the Independent Directors intend unanimously to recommend that Alea Shareholders vote to approve the Amalgamation Agreement at the Special General Meeting, as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director who holds Alea shares) have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition, Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, has irrevocably undertaken to vote to approve the Amalgamation Agreement at the Special General Meeting in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent. of the Alea Shares in issue.

5. Irrevocable Undertakings

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to vote to approve the Amalgamation Agreement at the Special General Meeting. These irrevocable undertakings have been received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. LLC, of which James Fisher is the majority shareholder, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas) Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) The State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(h) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 3,489,180 Alea

Shares; and

(g) CalPERS/PCG Corporate Partners, LLC in respect its holding of 6,978,360 Alea Shares.

These irrevocable undertakings will remain binding in the event of a higher competing offer being announced for Alea. In addition, these irrevocable undertakings oblige the persons giving them to accept an Offer announced by FIN Acquisition on terms no less favourable than the Amalgamation within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms.

Each of KKR 1996 Fund (Overseas) Limited Partnership, KKR Partners (International), Limited Partnership, Fisher Capital Corp. LLC, The State of Wisconsin Investment Board, New York State Retirement Co-Investment Fund L.P. and CalPERS/PCG Corporate Partners, LLC have undertaken in the irrevocable undertakings referred to above to elect to receive the US Dollar Alternative in respect of all of the cash consideration payable to each of them respectively under the terms of the Acquisition.

6. Implementation Agreement and Amalgamation Agreement

Alea, FIN Acquisition and FIN Acquisition Holdings Limited have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Amalgamation (or, if applicable, the Offer) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Amalgamation and regarding the conduct of the business of the Alea Group in the period prior to the Effective Time. Alea has also undertaken not to solicit any other potential offerors.

In the event that a third party announces a higher competing offer for Alea, Alea has undertaken that it will not withdraw the Amalgamation and that the Independent Directors will not cease to recommend the Acquisition or recommend the higher competing offer for a period of 48 hours and if, within that time, FIN Acquisition communicates to Alea a revision to the terms of the Acquisition, so that the revised terms of the Acquisition provide for a price in cash per Alea Share no less than the price offered under the competing offer, and the revised terms of the Acquisition are, in the reasonable opinion of the Independent Directors, otherwise no less favourable to Alea Shareholders than the terms of the competing offer taking into account all the circumstances, including, without limitation, any obligation to pay the inducement fee provided for in the Implementation Agreement, the Independent Directors will continue to recommend the Acquisition, as so revised.

Under the Implementation Agreement, Alea has agreed to pay to FIN Acquisition a fee of £1,616,230 in the following circumstances:

- the Alea Shareholders do not approve the Amalgamation Agreement by the requisite majority at the Special General Meeting and the Acquisition is not implemented or does not become effective; or
- the Independent Directors do not unanimously, without qualification, recommend the Acquisition, or withdraw (or modify or qualify in a manner adverse to FIN Acquisition) their recommendation or approve the announcement of or recommend a Competing Proposal and the Acquisition is not implemented or does not become effective; or
- prior to the Acquisition becoming effective a Competing Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or
- the Acquisition is not implemented or does not become effective as a result of certain actions of Alea relating to the implementation of the Acquisition; or
- the Acquisition is not implemented or does not become effective in circumstances where the

Implementation Agreement has been terminated by FIN Acquisition as a result of a breach by Alea of certain of its obligations under the Implementation Agreement.

The Implementation Agreement may be terminated in certain circumstances, including:

- by the mutual consent of FIN Acquisition and Alea at any time prior to the Effective Time; or
- by FIN Acquisition if the Effective Time has not occurred on or before 11.59 p.m. 30 October 2007 (or such later time and date as FIN Acquisition and Alea may agree); or
- by either FIN Acquisition or Alea, if FIN Acquisition and Alea agree (each acting reasonably) that it has become apparent that any of the Conditions will not be satisfied; or
- by either FIN Acquisition or Alea, if at any time prior to the Effective Time the Independent Directors withdraw (or modify in a manner adverse to FIN Acquisition) their approval or recommendation of the Acquisition or approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or
- by FIN Acquisition, if Alea is in breach of certain of its obligations under the Implementation Agreement.

Alea and FIN Acquisition have also entered into the Amalgamation Agreement which sets out the terms and means of effecting the Amalgamation as required by the Bermuda Companies Act.

7. Background to and reasons for the recommendation of the Acquisition

Until 2005, Alea was a global speciality insurance and reinsurance group with expertise in a wide range of property and casualty insurance and reinsurance products through operations in the United Kingdom, the United States, Bermuda, Switzerland and Jersey.

In 2005, the Alea Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A-level significantly impaired its ability to attract new and renewal business. As a result the Alea Group was placed into run-off in the fourth quarter of 2005. The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

Following the announcement of the Alea Group's intention to cease underwriting and place its insurance operations into run-off, the Alea Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are aimed at preserving net assets through effective management of the run-off of the Alea Group's balance sheet, managing other operating expenses and finance costs to levels less than or equal to investment income, and ultimately return of capital to shareholders.

As part of the execution of this strategy, the Alea Group completed three unrelated renewal rights transactions in the fourth quarter of 2005 and the sale of its Delaware excess and surplus lines carrier, Alea North America Speciality Insurance Company in September 2006.

Against this background, the Board of Alea has considered a wide range of possible options for further maximising value for shareholders through a potential sale of all or parts of the Alea Group. These strategies included exploring the feasibility of securing an attractive cash bid for Alea. The Acquisition represents the outcome of these activities.

The Independent Directors have taken advice from Merrill Lynch. In providing advice to the Independent Directors, Merrill Lynch has taken into account the Independent Directors' commercial assessments.

8. Information on the Alea Group

Alea is a speciality insurance and reinsurance group currently in the process of running off all remaining property and casualty business with run-off operations in Europe, Bermuda and the United States. Alea is the ultimate holding company of the Alea Group and is based in Hamilton, Bermuda. On 19 November 2003 Alea's common shares were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

In its unaudited interim statement issued on 20 September 2006, the Alea Group reported a loss after tax of $10.7 million for the six months ended 30 June 2006 (six months ended 30 June 2005: profit $19.5 million). During the six months ended 30 June 2006, the Alea Group experienced limited deterioration net of commutations in gross reserves of $3.1 million representing 0.1 per cent. of gross claims outstanding. As at 30 June 2006, the Alea Group had a net asset value of $2.57 per share (£1.40 per share) compared with 30 June 2005 of $4.12 per share (£2.28 per share).

9. Information on Fortress Investment Group and FIN Acquisition

Fortress Investment Group is a global alternative investment and asset management firm with over $30 billion in assets under management as of 31 December 2006. Fortress Investment Group is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group's private equity business is focused on making long term investments in cash flowing businesses in the United States and Western Europe and building them in partnership with management.

FIN Acquisition is a private limited company newly incorporated in Bermuda and is indirectly owned by private equity funds advised by Fortress Investment Group. FIN Acquisition has not traded prior to the date of this announcement (except for entering into transactions relating to the Acquisition) and has not entered into any obligations other than in connection with the Acquisition. The directors of FIN Acquisition are Robert Kauffman, Jon Ashley and Greg Share.

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Acquisition will be financed out of cash resources being made available to FIN Acquisition pursuant to investments by private equity funds advised by Fortress Investment Group. Lazard is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Alea Shareholders under the terms of the Acquisition.

10. Plans for Alea

FIN Acquisition intends to support Alea and its management team in the continued execution of its business plan.

11. Management and employees

The Board of FIN Acquisition has given assurances to Alea that following the Acquisition becoming effective, Alea and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

12. Alea Share Option schemes

Alea and FIN Acquisition will write to participants in the Alea Share Option schemes in due course to inform them of the effect of the Acquisition on their rights under the Alea Share Option schemes and to set out appropriate proposals to be made to the holders of such options. However, participants in the

Alea Share Option schemes should note that the amount payable per Alea Share in respect of all outstanding options issued under the Alea Share Option schemes is in excess of the Acquisition price per Alea Share.

An amendment to Alea's bye-laws will be proposed at the Special General Meeting to provide for any shares in the capital of Alea issued after the Effective Time upon exercise of options to be automatically transferred to FIN Acquisition Holdings Limited, the immediate holding company of FIN Acquisition, in consideration for the payment of an amount per share equal to the consideration payable under the Acquisition for each Alea Share.

13. Disclosure of interests in Alea

Save for the Alea Shares which are the subject of the irrevocable undertakings summarised in paragraph 5 above, as at the close of business on 3 April 2007, being the last business day prior to this announcement, neither FIN Acquisition nor any of the directors of FIN Acquisition nor, so far as the directors of FIN Acquisition are aware, any person acting in concert with FIN Acquisition, had an interest in or right to subscribe for relevant securities of Alea or had any short position in relation to relevant securities of Alea (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Alea.

14. Conditions

The Acquisition will be subject to the Conditions, including the approval of the Amalgamation Agreement by Alea Shareholders at the Special General Meeting, approvals of the change of control contemplated by the Acquisition by insurance regulatory authorities in the State of New York, USA, Bermuda, the United Kingdom, Australia and Switzerland. Regulatory clearance from the German Federal Cartel Office will also need to be obtained.

Alea Shareholders should note that the failure to obtain any of such regulatory approvals and clearances, or the rendering of any of such approvals and clearances by any relevant regulatory body on terms or subject to conditions which are not reasonably satisfactory to FIN Acquisition, would be regarded by FIN Acquisition as being of material significance to it in the context of the Acquisition. However, FIN Acquisition has agreed that, for so long as the Independent Directors recommend to Alea Shareholders, on a unanimous and unqualified basis, to vote to approve the Acquisition or to accept the Offer, it will not seek to rely on any of the Conditions where in analogous circumstances it would not be permitted to do so by the City Code as implemented by the Panel on Takeovers and Mergers. FIN Acquisition and Alea have agreed that, notwithstanding the agreement referred to in the immediately preceding sentence, FIN Acquisition shall not be prevented from relying on any of Conditions (d), (e), (f) or (g) in circumstances where the consent or approval required from the New York State Insurance Department: (1) has not been obtained, satisfied, made or expired; or (2) can only be obtained, satisfied, made or expire on terms and/or conditions which are not reasonably satisfactory to FIN Acquisition in circumstances where it can be reasonably demonstrated that such terms and/or conditions would have any of the effects referred to in subparagraphs (i), (ii) and (iii) of Condition (d) and in any such case to an extent that would be reasonably likely to be material to FIN Acquisition and/or any of its Affiliates and/or the Alea Group or would otherwise impair the benefit to be derived by FIN Acquisition and/or its Affiliates from the Acquisition in a material respect.

15. Structure of the Acquisition

The Acquisition is to be effected by means of a statutory amalgamation between Alea and FIN Acquisition under sections 104 to 109 of the Bermuda Companies Act. The procedure involves the submission of the Amalgamation Agreement for approval to a meeting of the Alea Shareholders and the approval of FIN Acquisition Holdings Limited, the shareholder of FIN Acquisition (which FIN Acquisition Holdings Limited has undertaken to provide) and, once the amalgamation of Alea and FIN Acquisition has been adopted by their respective shareholders, the registration of the Amalgamated

Company by the Registrar of Companies in Bermuda and the issue of a certificate of amalgamation to the Amalgamated Company. Following the issue of the certificate of amalgamation, Alea Shareholders will receive cash as described in paragraph 2 above.

To be adopted, the Amalgamation Agreement requires the approval of three fourths or more of the Alea Shareholders voting at the Special General Meeting and the approval of the shareholder of FIN Acquisition. The quorum for the Special General Meeting is two persons at least holding or representing by proxy more than one-third of the Alea Shares in issue. The Amalgamation will only become effective upon submission to the Registrar of Companies in Bermuda of an application for registration of the Amalgamated Company in the specified form and the issue by the Registrar of Companies in Bermuda of a certificate of amalgamation.

Under the terms of the Amalgamation Agreement, at the Effective Time by virtue of the Amalgamation and without any action on the part of FIN Acquisition, Alea or Alea Shareholders, each Alea Share (other than Alea Shares held by FIN Acquisition, if any) will be converted into the right to receive the cash consideration referred to in paragraph 2 above and each share in the capital of FIN Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share in the Amalgamated Company.

Any Alea Shareholder who did not vote in favour of the Amalgamation and who is not satisfied that he or she has been offered fair value for his or her Alea Shares may within one month of the giving of the notice convening the Special General Meeting apply to the Court to appraise the value of his or her Alea Shares. Within one month of the Court appraising the fair value of any Alea Shares, Alea or FIN Acquisition shall be entitled to either pay to the dissenting shareholder an amount equal to the value of his or her Alea Shares as appraised by the Court or to terminate the Amalgamation Agreement. In the event that the Amalgamation has become effective prior to the appraisal of any Alea Shares, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his or her Alea Shares under the Amalgamation is less than that appraised by the Court the Amalgamated Company shall pay to such shareholder the difference between the amount paid to him or her and the value appraised by the Court.

On the date shown in the certificate of amalgamation, the amalgamation of Alea and FIN Acquisition and their continuance as one company shall become effective, the property of each of Alea and FIN Acquisition shall become the property of the Amalgamated Company and the Amalgamated Company shall continue to be liable for the obligations of each of Alea and FIN Acquisition. In addition, any existing cause of action, claim or liability to prosecution shall be unaffected by the Amalgamation; a civil, criminal or administrative action or proceeding pending by or against Alea or FIN Acquisition may be continued to be prosecuted by or against the Amalgamated Company; a conviction against, or ruling, order or judgment in favour of or against, Alea or FIN Acquisition may be enforced by or against the Amalgamated Company; and the certificate of amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Company.

The Acquisition is expected to become effective in the summer of 2007.

16. Application of the Code

As Alea's registered office is located in Bermuda the Code does not apply to the Acquisition. However, in accordance with the requirements of Alea's bye-laws FIN Acquisition has undertaken that for so long as the Independent Directors recommend the Acquisition to comply with the Code in the conduct and execution of the Acquisition mutatis mutandis as though Alea were subject to the Code, and Alea has undertaken to comply with the Code in the conduct and execution of the Acquisition mutatis mutandis as though Alea were subject to the Code. However, both Alea and FIN Acquisition have acknowledged that the Panel on Takeovers and Mergers does not have jurisdiction over the Acquisition. Alea and FIN Acquisition have agreed that any dispute between them relating to the interpretation of the Code for the purposes of the Acquisition or to the exercise of a discretion in the application of the Code to the Acquisition will be resolved by a senior independent investment banker.

17. Delisting and re-registration

It is intended that FIN Acquisition will procure that a request will be made by Alea to the UK Listing Authority to cancel the listing of the Alea Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Alea Shares on the London Stock Exchange's market for listed securities so that Alea Shares will cease to be listed on the Official List with effect from the Effective Time and the last day of dealing in Alea Shares on the London Stock Exchange will be the last dealing day before the Effective Time. In addition, with effect from the Effective Time, entitlements to Alea Shares held within the CREST system will be cancelled.

18. General

The Acquisition will be made on the terms and subject to the Conditions set out herein and to be set out in the Shareholder Circular. The Shareholder Circular will be despatched to Alea Shareholders shortly and will include full details of the Acquisition, together with notice of the Special General Meeting and the expected timetable for the implementation of the Acquisition. The Acquisition will be subject to the applicable requirements of, inter alia, the Code, the London Stock Exchange and the UK Listing Authority.

In deciding whether or not to vote to approve the Amalgamation Agreement, Alea Shareholders should rely on the information contained in, and follow the procedures described in, the Shareholder Circular and the Form of Proxy.

Appendix I contains the conditions to the implementation of the Acquisition. Details of the sources and bases of certain information set out in this announcement are included in Appendix II. Certain terms used in this announcement are defined in Appendix III.

Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall +44 (0) 20 7491 7784

Lazard +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Alea
Mark Cloutier +44 (0)20 7621 3109
Kirk Lusk +1 860 258 6566

Merrill Lynch +44 (0)20 7628 1000
(Financial adviser and corporate broker to Alea)
Richard Slimmon
Patrick Bowes

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

Merrill Lynch is acting for Alea and no one else in connection with the Acquisition and will not be responsible to anyone other than Alea for providing the protections afforded to the clients of Merrill Lynch nor for providing

advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Shareholder Circular or any document by which the Offer is made. Alea Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once it has been despatched.

Certain statements made in this announcement that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this announcement or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

APPENDIX I

CONDITIONS TO THE IMPLEMENTATION OF THE AMALGAMATION AND THE ACQUISITION

The Acquisition will be conditional upon the Amalgamation becoming unconditional and effective, subject to the Code and Bermuda law, by not later than 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree. The Acquisition will comply with the rules and regulations of, inter alia, the UK Listing Authority, the London Stock Exchange and the Code. The Acquisition will not become effective unless the following conditions are satisfied or, where appropriate, waived:

(a) the approval of the Amalgamation Agreement by three-fourths or more of the Alea Shareholders present and voting, either in person or by proxy, at the Special General Meeting, or any adjournment thereof;

(b) an application for registration of the Amalgamated Company being submitted to the Registrar of Companies in Bermuda in accordance with the requirements of section 108 of the Bermuda Companies Act and a certificate of amalgamation being issued to the Amalgamated Company pursuant to that section;

(c) the German Federal Cartel Office ("Bundeskartellamt") (i) having notified either FIN Acquisition or Alea that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition ("GWB") are not satisfied within a phase one investigation; or (ii) not having informed either FIN Acquisition or Alea within one month from the receipt of the complete notification that it has opened or will open an in-depth investigation ("Hauptprüfverfahren") in accordance with section 40, paragraph 1 of the GWB;

(d) there being in full force and effect all authorisations, consents, orders, approvals of or filings with, and all expirations of waiting periods required by, the New York State Insurance Department, the UK's Financial Services Authority, the Bermuda Monetary Authority's Authorisation and Compliance and Insurance Divisions, the Swiss Federal Office of Private Insurance, the Treasurer of the Commonwealth of Australia and the Australian Prudential Regulation Authority and/or any other Third Party exercising regulatory oversight or control over the insurance and reinsurance operations of any member of the Wider Alea Group for the entering into and consummation of the Acquisition, without any conditions, requirements, limitations, restrictions or undertakings, except for any conditions, requirements, limitations, restrictions or undertakings customarily imposed by the applicable Third Party in change of control transactions, which exceptions shall not include any obligation by or on behalf of FIN Acquisition, Fortress Investment Group or any of their respective Affiliates to (i) invest, contribute or loan capital or assets to, guarantee or pledge capital or assets for the benefit of, or maintain, support or guarantee a minimum level of capital or surplus of, Alea or any other member of the Wider Alea Group, (ii) sell, divest, hold separate, or otherwise dispose of any of their or of Alea's or any other member of the Wider Alea Group's respective businesses, operations, product lines or assets or (iii) conduct Alea's or any other member of the Wider Alea Group's respective businesses in a specified manner;

(e) no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected to:

(i) make the Acquisition or its implementation or the acquisition or proposed acquisition by FIN Acquisition or any other member of the Wider FIN Acquisition Group of any shares or other securities in, or control or management of, Alea or any other member of the Wider Alea Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Acquisition or the proposed acquisition of any shares or securities in, or the acquisition of control of, Alea, in any case, to an extent which is material in the context of the Acquisition;

(ii) require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by FIN Acquisition or any other member of the Wider FIN Acquisition Group or by Alea or any other member of the Wider Alea Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iii) limit or delay the ability of any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iv) require any member of the Wider FIN Acquisition Group or of the Wider Alea Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Acquisition), in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(v) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FIN Acquisition Group of any shares or other securities (or the equivalent) in Alea, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vi) limit the ability of any member of the Wider FIN Acquisition Group or of the Wider Alea Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FIN Acquisition Group or of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vii) require any person including, without limitation, Fortress Investment Group or any member of the Wider FIN Acquisition Group or any of their respective Affiliates to contribute any capital or provide financial resources or support of any nature whatsoever at any time to any member of the Wider Alea Group;

(viii) result in any member of the Wider Alea Group ceasing to be able to carry on business under any name under which it presently does so; or

(ix) otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider Alea Group or of the Wider FIN Acquisition Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be,

and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group, having expired, lapsed or terminated;

(f) all necessary notifications and filings which are the responsibility of Alea having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time

periods) having expired, lapsed or been terminated, in each case in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group or the carrying on by any member of the Wider Alea Group of its business, except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Alea Group taken as a whole;

(g) all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition in any relevant jurisdiction for or in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or in relation to the continuation of the business of any member of the Wider Alea Group having been obtained, in terms and in a form reasonably satisfactory to FIN Acquisition, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Alea Group has entered into contractual arrangements (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition for any member of the Wider Alea Group to carry on its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same, in any such case in so far as is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case, taken as a whole;

(h) except as Disclosed, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider Alea Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Acquisition or the proposed acquisition of any shares or other securities in, or change in the control of or management of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or otherwise, would or might reasonably be expected to result in (in any case to an extent that is or would reasonably be expected to be material in the context of the Wider Alea Group taken as a whole):

(i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Alea Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) the rights, liabilities, obligations or interests of any member of the Wider Alea Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

(iv) any member of the Wider Alea Group ceasing to be able to carry on its business under any name under which it presently does so;

(v) any asset or interest of any member of the Wider Alea Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider Alea Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Alea Group;

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Alea Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(vii) the creation of any liability (actual or contingent) by any member of the Wider Alea Group; or

(viii) the financial or trading position of any member of the Wider Alea Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider Alea Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h);

(i) save as Disclosed, no member of the Wider Alea Group having, since 31 December 2005:

(i) (save as between Alea and any member of the Wider Alea Group or upon the exercise of rights to subscribe for Alea Shares pursuant to the exercise of options granted under the Alea Share Option Schemes) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Alea or a wholly-owned subsidiary of Alea);

(iii) save for transactions between members of the Alea Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

(iv) save for transactions between members of the Alea Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures;

(v) (save in the ordinary course of business or for transactions between members of the Alea Group) incurred or increased any material indebtedness or liability (actual or contingent);

(vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider Alea Group or the Wider FIN Acquisition Group and in any case which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case taken as a whole;

(vii) entered into or varied the terms of any contract, agreement or arrangement with any of the Alea Directors or any other director or senior executive of any member of the Wider Alea Group;

(viii) waived or compromised any claim which is material in the context of the Wider Alea Group

taken as a whole;

(ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed;

(x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) made any material alteration to the memorandum or Bye-laws (or equivalent constitutional documents) of Alea or any of Alea's subsidiaries;

(xii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(xiii) save for the Acquisition, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement;

(xiv) entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider Alea Group other than to a nature and extent which is normal in the context of the business concerned;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Alea Group in a manner which is material in the context of the Acquisition or of any member of the Wider Alea Group;

(xvi) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider Alea Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case where the consequence would be material in the context of the Wider Alea Group taken as a whole; or

(xvii) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this paragraph (i);

(j) since 31 December 2005, and save as Disclosed:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position, profits or prospects of Alea or any other member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole;

(ii) no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider Alea Group or to which any member of the Wider Alea Group is or may become a party (whether as plaintiff, defendant or

otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iii) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Alea Group which might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iv) no contingent or other liability of any member of the Wider Alea Group having arisen or become apparent to FIN Acquisition or increased in any case which is material in the context of the Wider Alea Group taken as a whole; and

(v) no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole.

(k) save as Disclosed, FIN Acquisition not having discovered:

(i) that any financial, business or other information concerning Alea or the Wider Alea Group that has been disclosed at any time by or on behalf of any member of the Wider Alea Group whether publicly, or to Fortress Investment Group or FIN Acquisition, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case to an extent which is material in the context of the Acquisition, and which was not corrected prior to the date hereof either publicly or otherwise Disclosed;

(ii) that any member of the Wider Alea Group is subject to any material liability (actual or contingent) that has not been publicly announced and which has not been adequately provided or reserved for in the accounts of Alea for the year ended 31 December 2005; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Alea Group and which is material in the context of the Wider Alea Group taken as a whole;

(l) FIN Acquisition not having discovered that, save as Disclosed:

(i) any past or present member of the Wider Alea Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole; or

(ii) there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider Alea Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which is any case is material in the context of the Wider

Alea Group taken as a whole (but, for the avoidance of doubt, excluding any liability of a Third Party which a member of the Alea Group has insured or reinsured in the ordinary course of its business);

(m) save as Disclosed, since 31 December 2005:

(i) no member of the Alea Group having altered the nature or scope of its business in any way that is material in the context of the Alea Group taken as a whole or the implementation of the Acquisition;

(ii) no member of the Alea Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of £3,000,000 or more (based on lower of market and net book value);

(iii) no transfers having been made by any means of any or all of the shares in any subsidiary of Alea (other than intra-group transfers of the shares of any such subsidiary);

(iv) other than in the ordinary course of business consistent with past practice no member of the Alea Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person; and

(v) no member of the Alea Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above; or

(n) the Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;

(d) "Disclosed" means (i) fairly disclosed in the annual report and accounts of Alea for the year ended 31 December 2005, or (ii) fairly disclosed in the interim accounts of Alea for the six months ended 30 June 2006; or (iii) otherwise announced on or before the date hereof by Alea by the delivery of an announcement to a Regulatory Information Service; or (iv) fairly disclosed in writing to any Information Recipient in respect of the Acquisition prior to the time of this announcement;

(e) "the Wider Alea Group" means Alea and its subsidiary undertakings, associated undertakings and any other undertakings in which Alea and such undertakings (aggregating their interests) have a substantial interest, the "Alea Group" means Alea and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider FIN Acquisition Group" means FIN Acquisition and its subsidiary undertakings, associated undertakings

and any other undertaking in which FIN Acquisition and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(f) "Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person; and

(g) "Information Recipient" means (i) FIN Acquisition; (ii) Fortress Investment Group; and (iii) any professional adviser engaged by FIN Acquisition or Fortress Investment Group in connection with the Acquisition.

FIN Acquisition reserves the right to waive all or any of the above Conditions, in whole or in part, except Conditions (a) and (b). The Acquisition will lapse and the Acquisition will not proceed unless all the above Conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by FIN Acquisition to have been satisfied or to remain satisfied prior to the Acquisition becoming effective. FIN Acquisition shall be under no obligation to waive or treat as fulfilled any of Conditions (c) to (n) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

FIN Acquisition reserves the right to elect to implement the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the Code) and such other amendments as FIN Acquisition may deem necessary or desirable in order to not make such offer directly, or indirectly, in or into Australia, Canada, Japan or the United States and to comply with applicable securities laws), so far as applicable, as those which would apply to the Acquisition.

The Acquisition will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or the Acquisition is referred to the Competition Commission before the Effective Time.

The Acquisition and the Amalgamation will be subject to the conditions set out above and the further terms to be set out in the Shareholder Circular and Form of Proxy.

The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX II

SOURCES AND BASES OF FINANCIAL INFORMATION

In this announcement:

(i) Unless otherwise stated, financial information concerning Alea has been extracted from its unaudited interim statement issued on 20 September 2006.

(ii) The value of the Issued Share Capital of Alea is based upon 173,788,126 Alea Shares in issue on 3 April 2007, the last business day prior to this announcement.

(iii) The closing price of an Alea Share is the middle market price extracted from the Daily Official List for the relevant day.

(iv) The figure for the net asset value of the Alea Group as at 30 June 2006 of $2.57 per share appearing in paragraph 8 of this announcement has been converted into the sterling amount of £1.40 per share at an exchange rate of $1.83 = £1. The figure for the net asset value of the Alea Group as at 30 June 2005 of $4.12 per share appearing in that paragraph has been converted into the sterling amount of £2.28 per share at an exchange rate of $1.81 = £1.

(v) The volume weighted average prices of Alea Shares are calculated based on the daily closing prices of Alea Shares and the total daily volumes of Alea Shares traded.

(vi) The exchange rate of $1.9735 = £1 referred to in paragraph 3 of this announcement for the purposes of the US Dollar Alternative is the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30am (London time) on the date of this announcement.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Acquisition"	the proposed acquisition of control over Alea by private equity funds advised by Fortress Investment Group to be effected by means of the Amalgamation or, should FIN Acquisition so elect, by means of the Offer
"Affiliate"	in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management (including, without limitation, investment management) and policies of the person, whether through the ownership of voting securities, control of voting rights, by contract or otherwise
"Alea" or "Company"	Alea Group Holdings (Bermuda) Ltd.
"Alea Directors"	the Board of Alea from time to time
"Alea Group"	Alea and its subsidiaries
"Alea Shareholders"	holders of Alea Shares
"Alea Share Option schemes"	(i) the 1998 Stock Purchase and Option Plan for Key Employees of RR Holding Company AG and Subsidiaries; (ii) the 2002 Stock Purchase and Option Plan for Key Employees of Alea and Subsidiaries, as amended; (iii) the Alea Group Executive Option and Stock Plan; (iv) the Stock Option Agreement dated December 19, 2001 between Alea and Fisher Capital Corp. LLC and Amended and Restated Stock Option Agreement dated May 19, 2000 between RR Holding Company AG and Fisher Capital Corp. LLC and First Amendment thereto dated April 3, 2002 between Alea Group Holdings AG and Fisher Capital Corp. LLC; and (v) the Performance and Two Year Stock Option Agreement dated July 7, 2000, between RR Holding Company AG and Loay Al-Naqib, as amended by the Stock Repurchase and Amendment Agreement dated February 5, 2003, and the Separation Agreement, General Release and Covenant not to Sue dated February 5, 2003, in each case between Alea (Bermuda) Ltd and Loay Al-Naqib
"Alea Shares"	the issued and to be issued ordinary shares of $0.01 each in the capital of Alea
"Amalgamated Company"	the Bermuda exempted company resulting from the Amalgamation
"Amalgamation"	the proposed amalgamation between FIN Acquisition and

	Alea under section 104 of the Bermuda Companies Act to effect the Acquisition, the full terms of which will be set out in the Shareholder Circular
"Amalgamation Agreement"	the Amalgamation Agreement dated the date of this announcement between FIN Acquisition and Alea
"Bermuda Companies Act"	the Companies Act 1981 of Bermuda, as amended
"Board"	the board of directors of FIN Acquisition or Alea, as the context may require
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London, New York City and Bermuda
"Code"	the City Code on Takeovers and Mergers
"Competing Proposal"	any proposal or offer from any person other than FIN Acquisition or any Affiliate of FIN Acquisition relating to a possible acquisition of more than thirty per cent of the issued share capital of Alea or of any subsidiary or subsidiaries of Alea, which subsidiary or subsidiaries together represent fifteen per cent. or more of the assets, business, revenues or undertaking of Alea's Group, or any merger, amalgamation, partnership, joint venture or other business combination involving Alea or any other member or members of its Group which other member or members represent fifteen per cent. or more of the assets, business, revenue or undertaking of Alea's Group or any sale or other disposal of assets which represent fifteen per cent. or more of the assets, business, revenue or undertaking of Alea's Group or any other transaction to which a member of Alea's Group is a party which would be reasonably likely to prevent or impede the Acquisition, provided that the sale of the entire issued share capital, or all or substantially all of the assets, of Alea Holdings UK Limited or its subsidiaries shall not be deemed to be a Competing Proposal
"Conditions"	the conditions to the Acquisition set out in Appendix I to this announcement
"Court"	the Supreme Court of Bermuda
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Effective Time"	the date and time upon which the Amalgamation shall become effective pursuant to the Bermuda Companies Act
"FIN Acquisition"	FIN Acquisition Limited, a private company limited by shares incorporated in Bermuda with registered number 39830 whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda
"Form of Proxy"	the form of proxy for use at the Special General Meeting

"Fortress Investment Group"	FIG LLC, a Delaware Limited Liability Company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US and its Affiliates
"Implementation Agreement"	the Implementation Agreement dated the date of this announcement between FIN Acquisition, FIN Acquisition Holdings Limited and Alea
"Independent Directors"	John Reeve, R. Glenn Hilliard and Timothy Faries
"Issued Share Capital"	the total number of issued Alea Shares
"KKR"	KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership
"Lazard"	Lazard & Co., Limited
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"Offer"	should FIN Acquisition elect to effect the Acquisition by way of a takeover offer, the offer to be made by Lazard for and on behalf of FIN Acquisition for all of the Alea Shares (other than Alea Shares already held at the date of the Offer by, or by a nominee for, FIN Acquisition or its subsidiary) on the terms and subject to the conditions to be set out in the Offer Document and in the related form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	the document which would be despatched to (amongst others) holders of Alea Shares pursuant to which the Offer, if any, would be made
"Official List"	the Official List of the UK Listing Authority
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules from time to time
"Shareholder Circular"	the document to be sent to Alea Shareholders containing and setting out, among other things, the terms and conditions of the Acquisition and the notice convening the Special General Meeting
"Special General Meeting"	the special general meeting of Alea Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition
"subsidiary"	shall be construed in accordance with the United Kingdom's Companies Act 1985
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland

"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000
"US Dollar Alternative"	the alternative whereby Alea Shareholders may elect to receive all, but not less than all, of the cash consideration payable to them under the terms of the Acquisition in United States dollars as an alternative to receiving such consideration in pounds sterling
"£", "sterling" and "pence"	means the lawful currency of the UK
"$" or "US$"	United States dollars

All references to times are to London time unless otherwise stated.

END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Final Results
Released	07:01 04-Apr-07
Number	3903U

Alea Group Holdings (Bermuda) Ltd

Audited results for the 12 months ended 31 December 2006

Alea announces full year 2006 results and provides an update on run-off

Financial Performance

- Net insurance premium revenue in 2006 of $215.9 million[1] (2005: $1,086.7 million), with the reduction reflecting the impact of the Group's decision to cease writing new/renewal business and place its operations into run-off.
- Investment income of $94.8 million (2005: $89.1 million).
- Other operating expenses for 2006 were $66.6 million (2005: $145.3[2] million).
- Loss after tax in 2006 of $0.8 million[3] (2005: loss after tax of $178.9 million).
- Basic and diluted loss per share of $0.00 (2005: loss per share of $1.03).[4]
- Insurance contracts liabilities decreased by 32.4% from $2,872.5 million at 31 December 2005 to $1,941.5 million at 31 December 2006.
- Net asset value of $2.79 per share[5] (£1.42 per share) compared with 31 December 2005 of $2.82 per share (£1.43 when translated at the 31 December 2006 exchange rate or £1.63 per share when translated at the 31 December 2005 exchange rate).
- Net asset value at 31 December 2006 was impacted by cumulative unrealised losses on investments of $23.7 million which equates to $0.14 per share (31 December 2005: cumulative losses of $12.7 million equating to $0.07 per share).
- Favourable reserves development in 2006 of $5.7 million, net of reinsurance, commutations and discount (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).
- 2006 performance remains within the financial covenants under the Group's bank credit agreement.

Operational Highlights

- Staff headcount reduced to 137 as at 31 December 2006 down from 284 as at 31 December 2005.
- During the period, the Group sold Alea North America Specialty Insurance Company ("ANASIC") to a member company of Praetorian Financial Group, Inc. ("Praetorian") realising a net gain of $ 4.3 million.
- Simplification of Group[6] organisation through liquidation of five smaller corporate entities.

Separately, the Board draws attention to the announcement today of a recommended cash acquisition by FIN Acquisition Limited, a company formed at the direction of Fortress Investment Group LLC, for Alea Group Holdings (Bermuda) Ltd.

Notes

1. Except where specifically indicated all statements refer to the twelve months ended 31 December 2006 or 2005.
2. The $145.3 million is stated after adding back $49.9 million of expenses that were reclassified at 31 December 2005 from other operating expenses to acquisition costs in accordance with IAS 1 'Presentation of Financial Statements'.
3. These results have been prepared on a going concern basis. The Directors consider this to be the appropriate basis as set forth in Note 2 of the Audited Financial Statements.
4. Weighted average number of ordinary shares of 173.7 million (2005: 173.9 million).
5. £1.42 per share at an exchange rate of $1.97=£1 (2005:£1.43 per share at an exchange rate of $1.97 = £1 or £1.63 per share at an exchange rate of $1.73 = £1).
6. "Group" refers to Alea Group Holdings (Bermuda) Ltd, and all its subsidiaries. "Company" refers to Alea Group Holdings (Bermuda) Ltd only.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

Senior management will be briefing analysts today by conference call at 10:00 am (UK time). The dial in number is +44 203 003 2651 (listen only). Analysts and Institutional Investors please contact Financial Dynamics for dial in instructions.

A live webcast and presentation slides will also be available on the investor relations section of the Company website www.aleagroup.com.

For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

CHAIRMAN'S STATEMENT

In 2006, Alea completed its transition from an on-going insurance operation to a business in run-off. The initial stages of run-off involved embedding the run-off strategy within the Group's operating platform and simultaneously making the organisational changes necessary to position the Group to deliver its plan.

As previously stated, the Group's run-off plan includes both a proactive cost management programme to improve operational efficiency and an aggressive claims management and commutation strategy. The key objectives of the plan are to preserve net assets through effective management of the run-off of the Group's balance sheet, to manage other operating expenses and finance costs to levels less than or equal to investment income and, ultimately, to return capital to shareholders.

Our goal of optimising shareholder value during run-off and enhancing the potential sale value of the business is

dependent on the Group's ability to reduce potential liabilities and provide assurance to regulators of the certainty of the valuation of liabilities in relation to the Group's assets. In this respect, the Group has made good progress in 2006 in reducing total insurance contract liabilities by $931.0 million while preserving its capital base. Progress has been made in commencing the realisation of distributable Group assets with the gaining of regulatory approval for intra-Group capital distributions totalling $126 million to Alea Group Holdings (Bermuda), the Group holding company, from two of our regulated subsidiaries.

As previously disclosed, in the fourth quarter of 2006, the Group announced it had completed the sale of its excess and surplus lines carrier, Alea North America Specialty Insurance Company, to a member company of Praetorian Financial Group. This transaction resulted in a net gain of $4.3 million. In addition, the Group further streamlined its organisation by liquidating Alea Financial UK Limited, Alea Technology Limited, Alea Jersey Limited, Alea Global Risk Limited and Alea Holdings Guernsey Limited. These smaller liquidations evidence the Group's efforts to simplify its operating structure.

Dividend

The Company has not proposed a dividend for the 2006 financial year.

Board Changes

In 2006, Mark Cloutier was appointed Group Chief Executive Officer and Executive Director upon the departure of Mark L. Ricciardelli who resigned from his post as CEO and as an Executive Director. Kirk H. Lusk was simultaneously appointed as an Executive Director. Mr. Lusk currently serves as the Group Chief Financial Officer and Chief Operating Officer. The combination of Mr. Cloutier's wealth of run-off expertise and Mr. Lusk's strong financial skills and institutional knowledge have been instrumental in ensuring the effective execution of the run-off plan to date. The Board expresses its gratitude to both Mr. Cloutier and Mr. Lusk for their leadership during this challenging year for Alea. In addition, the Board wishes to express its appreciation of Mr. Ricciardelli's services to the Group.

Also during the year, Edward B. Jobe resigned from the Board of Directors. Mr. Jobe had served on the Board as an independent Non-Executive Director and as a member of the Audit Committee since September 2004. The Board wishes to express its appreciation of Mr. Jobe's contributions to the Group.

John Reeve
Chairman
3 April 2007

CHIEF EXECUTIVE OFFICER'S REPORT

In the fourth quarter of 2005, Alea Group announced its intentions to cease underwriting new and renewal business and place its insurance and reinsurance operations into run-off. Accordingly, throughout 2006 the Group has conducted its affairs as a company in run-off.

As a run-off company, our purpose is to crystallise and ultimately release to shareholders the capital in the Group that heretofore had been used to support the insurance and reinsurance enterprise when it was still active in the sector. Our mission is quite simple: to preserve, and if possible grow the capital base of the Group, pay our obligations as they become due and make capital available for early distribution.

In order to make capital available for distribution the focus of the organisation must be on reducing the amount of capital required to support the business. With that said, our most significant capital requirements come from three main areas:

- exposure to new claims on unexpired policies and reinsurance contracts;
- volatility in the estimates of the ultimate costs to settle claims; and
- fluctuations in the market value of our investment portfolio.

While our mission and its key ingredients are simply stated, execution of that mission is fraught with many challenges. We believe the Group has managed these challenges well in this transitional year by staying focused on the following key value drivers:

- exposure management/reduction;
- reduction of volatility in our insurance contract liabilities;
- operating performance; and
- capital management.

Management of Exposures and Volatility

In early 2006, we undertook an aggressive initiative to reduce exposure to new claims through a combination of unearned premium cut-off transactions, termination of agency agreements and non-renewal of insurance contracts. The effect of this activity is reflected in the significant reduction in premium income and resultant de-leveraging of our capital and surplus. While some may argue that unearned premium cut-offs result in lost margin, our emphasis is on releasing capital. By reducing our exposure to claims arising on tail or unearned premium, we immediately impact potential volatility on future results, which serves to reduce the amount of capital required to support the business in the future. We believe the trade-off of ***potential*** lost margin in the premium for the net present value of capital released is a sensible one for a run-off company, particularly given our key objectives.

With respect to reducing volatility in insurance contract liabilities, in 2006 we undertook a number of initiatives targeted at increasing the predictability of loss estimates. Those initiatives included an aggressive commutation strategy with respect to our reinsurance claims outstanding as well as some proactive closing strategies targeted at our direct insurance claims outstanding.

During 2006, we completed a number of commutation transactions on terms that made economic sense for the Group, which at the same time we believe significantly reduced volatility in our provision for claims outstanding.

In our direct insurance claim portfolio, we closed significantly more cases than expected and on economic terms that on a portfolio basis were quite encouraging relative to their 31 December 2005 carrying value. At 31 December 2006, our total gross claims outstanding were $1,869.2 million compared to $2,428.9 million at 31 December 2005, a reduction of $559.7 million, which in terms of our capital management objectives compares well against near constant net assets. The net result of all this activity is an overall reduction of $931.0 million in insurance contract liabilities, representing a substantial de-leveraging of our capital base.

Operating Performance

2006 was a transition year for the Group; we faced the challenge of aligning our management and staff resources with the objectives and needs of a pure run-off enterprise. At 31 December 2005, our total headcount was 284. We concluded the year with a headcount of 137 fully 42 below our plan expectations. However, the difference in pure headcount is not an accurate reflection of the effort involved in repositioning the Group for run-off. In order to achieve our objectives we needed to ensure we had the proper combination of talent and experience to enable us to pursue our various key strategies. We have been able to align our management and staff talent well with our run-off objectives and are pleased to have retained all of the skill and experience we believe necessary to get the job done.

In 2007, we will continue to adjust management, staff levels and talent as the needs of the Group change and as we move through the run-off process.

Our before finance costs operating profit of $17.1 million, compared to a loss of $132.2 million at 31 December 2005, indicates we made significant progress in 2006, while our after tax loss of $0.8 million (net of finance costs), compared to a loss of $178.9 million at 31 December 2005, suggests we came very close to achieving our goal of operating the run-off with a view to preserving shareholder capital even in this first year of transition. While we are disappointed not to have produced a result that contributes to an increase in capital, we feel the Group performed well through this transition year to achieve the reported operating result.

Investment income of $94.8 million, compared to $89.1 million at 31 December 2005, reflects the impact of recent moves in interest rates and the effect of our initiative geared at shortening the duration of our bond portfolio in order to more accurately reflect the liquidity needs of a run-off while at the same time taking advantage of current yield curve dynamics.

We continue to hold only very high-grade assets, which is consistent with our desire to reduce risk and thereby de-leverage our capital base.

In 2007, we will continue to focus on expense management as well as maintain continued diligence with respect to ensuring the Group is settling only those insurance and reinsurance obligations it is properly obligated to settle.

Capital Management

As previously stated, our focus on capital management has been on preserving, if possible growing and ultimately releasing capital to shareholders. As a result of our efforts to de-leverage our capital, and with the support of regulators in two jurisdictions, the Company has received distributions from two operating subsidiaries. We view this support from regulators as further evidence that the run-off strategy is working. However, before we are able to distribute capital to shareholders we must first address the significant obligations the Group has to its banks and holders of its hybrid capital.

Throughout the year, the Group has met all of the terms of its bank and hybrid capital obligations. At 31 December 2006, the Company has approximately $131 million in liquid assets available to service bank obligations. We are currently exploring a number of options with respect to retirement and/or renegotiation of the Group's bank debt and loans.

Outlook

2006 has been a challenging year for the Group as we have continued the transition to focusing the Group's efforts on the orderly run-off of the balance sheet. The Group suffered a very small operating loss in this challenging year of transition and, while a net operating loss of any size is always disappointing Kirk Lusk and I are very pleased with the substantial progress we have made in terms of our overall objectives of preserving and de-leveraging our capital base.

We are also thankful to our staff who have shown initiative and commitment in terms of not only adjusting to the new reality of run-off, but also in performing very well in dealing with the many new challenges they faced through what were initially difficult circumstances. Their hard work, collaboration and commitment have made a major contribution toward what Kirk Lusk and I feel is an improved outlook for the Group's run-off performance. Finally, we would like to thank the Board of Directors for their support and contributions through 2006.

Mark Cloutier
Chief Executive Officer
3 April 2007

FINANCIAL REVIEW

Consolidated income statement

	Year ended 31 December 2006 $'million	**Year ended 31 December 2005 $'million**
Gross premiums written	**(74.9)**	997.5
Revenue		
Premium revenue	**303.3**	1,347.8

Premium ceded to reinsurers	**(87.4)**	(261.1)
Net insurance premium revenue	**215.9**	1,086.7
Fee income	**3.2**	3.0
Investment income	**94.8**	89.1
Net realised (losses)/gains on financial assets	**(2.5)**	0.7
Net realised gains on sale of disposal group	**4.3**	-
Net realised (losses)/gains on sale of renewal rights	**(5.0)**	61.1
Total revenue	**310.7**	1,240.6
Expenses		
Insurance claims and loss adjustment expenses	**173.4**	1,146.6
Insurance claims and loss adjustment expenses recovered from reinsurers	**(16.7)**	(227.4)
Net insurance claims	**156.7**	919.2
Acquisition costs	**69.2**	335.8
Other operating expenses	**66.6**	95.4
Restructuring costs	**1.1**	22.4
Total expenses	**293.6**	1,372.8
Results of operating activities	**17.1**	(132.2)
Finance costs	**(24.4)**	(19.9)
Loss before income tax	**(7.3)**	(152.1)
Income tax credit/(expense)	**6.5**	(26.8)
Loss for the year[1]	**(0.8)**	(178.9)

[1] These results have been prepared on a going concern basis. The Directors consider this to be the appropriate basis as set forth in Note 2 of the Audited Financial Statements. The Auditors have issued an unqualified opinion in their audit report including an emphasis of matter paragraph regarding going concern.

Performance indicators and comparison to prior years

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result certain performance comparisons with prior years may become less meaningful. In this report, the Group has modified some of the performance indicators to make them relevant to the business in its current state. Going forward, the relevance of period-to-period comparisons included in Group reporting will be considered in light of the Group's run-off strategy with the objective of making only meaningful and useful comparisons.

Reserves and claims

At 31 December 2006 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,941.5 million, a decrease of 32.4% from 31 December 2005 ($2,872.5 million). The claims outstanding, net of reinsurance at 31 December 2006 was $1,006.8 million. This is a decrease of 29.6% compared with 31 December 2005 ($1,429.4

million).

The balances are analysed below:

	As at 31 December 2006 $'million	As at 31 December 2005 $'million
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,957.3**	2,531.9
Discount	**(105.9)**	(133.4)
	1,851.4	2,398.5
Claims handling provisions	**17.8**	30.4
Total gross claims outstanding	**1,869.2**	2,428.9
Provision for unearned premiums on insurance contracts	**72.3**	443.6
Total insurance contracts	**1,941.5**	2,872.5
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**299.6**	343.3
Discount	**(7.7)**	(11.3)
Net aggregate excess reinsurance	**291.9**	332.0
Other reinsurance		
Provision for claims outstanding, reported and not reported	**573.2**	673.0
Discount	**(2.7)**	(5.5)
Net other reinsurance	**570.5**	667.5
Total reinsurance		
Provision for claims outstanding, reported and not reported	**872.8**	1,016.3
Discount	**(10.4)**	(16.8)
Total reinsurers' share of claims outstanding	**862.4**	999.5
Provision for unearned premiums on reinsurance contracts	**1.0**	58.1
Total reinsurance contracts	**863.4**	1,057.6
Undiscounted claims outstanding, net of reinsurance	**1,102.3**	1,546.0
Discount	**(95.5)**	(116.6)
Claims outstanding, net of reinsurance	**1,006.8**	1,429.4

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2006 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	102.3	47.8	20.2	1.0	34.3	96.2	301.8
2000	29.0	12.6	12.6	19.8	7.6	24.6	106.2
2001	31.0	9.8	17.1	24.0	4.1	12.3	98.3
2002	32.0	17.8	10.8	38.6	7.7	5.5	112.4
2003	39.1	32.2	6.3	31.3	9.0	6.5	124.4

2004	42.6	50.4	11.9	37.3	23.3	0.3	165.8
2005	17.7	66.3	4.4	23.7	96.0	0.8	208.9
Total reinsurance reserves	**293.7**	**236.9**	**83.3**	**175.7**	**182.0**	**146.2**	**1,117.8**
Insurance reserves	**242.2**	**81.7**	**192.4**	**31.4**	**21.8**	**0.0**	**569.5**
Total non-life reserves	**535.9**	**318.6**	**275.7**	**207.1**	**203.8**	**146.2**	**1,687.3**
Life structured settlements							**246.2**
Life reinsurance							**23.8**
Provision for claims outstanding, reported and not reported							**1,957.3**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at 31 December 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case reserves	43%	55%	52%
IBNR	57%	45%	48%
Total	**100%**	**100%**	**100%**

Favourable development

During the twelve months ended 31 December 2006 the Group experienced an improvement in the reserves before discount and net of commutations and reinsurance of $16.9 million (2005: adverse reserves development before discount of $129.2 million, net of commutations and reinsurance). This includes $12.0 million favourable development in respect of catastrophe losses.

After discount the favourable reserves development in 2006 was $5.7 million, net of reinsurance commutations (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 31 December 2006 28% (31 December 2005: 25%) of the Group's gross reserves were discounted at a rate of 4.5%.

As at 31 December 2006 the Group's total net discount was $95.5 million (31 December 2005: $116.7 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration drops below the UK GAAP qualified level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in the twelve months ended 31 December 2006 were negative $74.9 million (2005: $997.5 million) reflecting the cancellation of policies written in prior periods. Net insurance premium revenue reduced by 80.1% to $215.9 million in the twelve months ended 31 December 2006 (2005: $1,086.7 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in

premium.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate 40% in the first, 55% in the second and 5% in the third year. As at 31 December 2006 the Group had net unearned premiums of $71.3 million (2005: $385.5 million). The Group anticipates that no significant insurance premium revenue will be recognised in 2008 as the majority of unearned premium will have been released and recognised as revenue by 31 December 2007.

The Group has assessed its 31 December 2006 deferred acquisition cost asset ("DAC") of $3.5 million (2005: $107.0 million) as fully recoverable and as a result has not recorded any DAC write-off in its twelve months to 31 December 2006 income statement.

Fee income

Fee income in the twelve months ended 31 December 2006 was $3.2 million compared with $3.0 million recorded in the same period in 2005. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis. Additionally, fee income includes $1.0 million received as a result of a service arrangement between Alea North America Insurance Company and its former subsidiary Alea North America Specialty Insurance Company ("ANASIC") in connection with the sale of ANASIC to a member company of Praetorian Financial Group, Inc. on 29 September 2006.

Investment income and realised gains and losses

Investment income in the twelve months ended 31 December 2006 was $94.8 million, 6.4% ($5.7 million) higher than the $89.1 million recorded in the twelve months ended 31 December 2005. The growth recorded reflects 4.3% investment income in the twelve months ended 31 December 2006 on average invested assets of $2,228 million compared with 3.8% investment income in the twelve months ended 31 December 2005 on average invested assets of $2,375 million.

Net realised losses on financial assets were $2.5 million in the twelve months ended 31 December 2006 compared with $0.7 million realised gains in the twelve months ended 31 December 2005.

Net realised gains on sale of disposal group

As previously announced, Alea sold Alea North America Specialty Insurance Company, its US based excess and surplus lines company, to a member company of Praetorian. Praetorian purchased all of Alea's shares in ANASIC in exchange for a cash payment of $4.0 million plus the statutory policyholders' surplus of ANASIC as of the closing date. Total consideration was $34.7 million and the transaction completed 29 September 2006. The Group recognised in its IFRS accounts a net realised gain on the sale of $4.3 million.

Net realised (losses)/gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.
A charge of $5.0 million has been recognised in the twelve months ended 31 December 2006 reflecting a necessary change to the fair value which was based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises each transaction:

Transaction	Completion date	Year ended	Year ended

		31 December 2006 $'million	31 December 2005 $'million
London/Canopius	5 Dec 2005	**(0.8)**	8.0
AAR/AmTrust	14 Dec 2005	**(5.2)**	47.0
Europe/SCOR	19 Dec 2005	**1.0**	6.1
Total		**(5.0)**	61.1

To date the Group considers that the accruals above are reasonable and has received in cash $20.9 million of the estimated total of $56.1 million. The outstanding balance consists of $31.5 million due from AmTrust and $3.7 million due from Canopius.

Insurance claims and loss adjustment expenses

In the twelve months ended 31 December 2006 the Group incurred net insurance claims and loss adjustment expenses of $156.7 million (2005: $919.3 million).

The claims outstanding net of reinsurance at 31 December 2006 were $1,006.8 million (at 31 December 2005: $1,429.4 million), which equates to a decrease of $422.6 million in the twelve month period.

Acquisition costs

Acquisition costs are costs that are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks, and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In the twelve months ended 31 December 2006 total acquisition costs were $69.2 million (2005: $335.8 million).

Other operating expenses

The Group plans to reduce other operating expenses so that in any given period they are less than total investment income in that period net of finance costs. To the extent that investment income net of discount released does not offset other operating expenses, the Group will establish a run-off provision.

In the twelve months ended 31 December 2006 other operating expenses were $66.6 million. This compares with other operating expenses in the twelve months ended 31 December 2005 of $95.4 million which were stated net of a $49.9 million reclassification from other operating expenses to acquisition costs. This accounting treatment was performed to comply with IAS 1 'Presentation of Financial Statements' and represents premium related expenses. As the Group is now in run-off, the equivalent reclassification is no longer required.

Restructuring costs

Restructuring costs in the twelve months ended 31 December 2006 were $1.1 million (2005: $22.4 million). Staff headcount at 31 December 2006 stood at 137 (31 December 2005: 284) and the Group anticipates that this will reduce as reserves and invested assets decline.

Included are redundancy costs incurred of $3.6 million for severance payments made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Results of operating activities

In the twelve months ended 31 December 2006, results of operating activities were a profit of $17.1 million compared with a loss of $132.2 million in the twelve months ended 31 December 2005 reflecting a successful transition into run-off.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the twelve months ended 31 December 2006 total finance costs were $24.4 million, compared with $19.9 million recorded in the same period in 2005. The majority of this increase results from a rise in interest rates. As is detailed in the section on Financing Facilities, interest is charged at LIBOR plus 285 basis points on the trust preferred facility and at LIBOR plus 120 basis points on the three-year bank facility.

Loss before income tax

Loss before income tax was $7.3 million in the twelve months ended 31 December 2006 compared with a loss of $152.1 million in the twelve months ended 31 December 2005. This reduction reflects the change in the results of operating activities noted above.

Income tax expense

The income tax credit in the twelve months ended 31 December 2006 was $6.5 million, compared with a charge of $26.8 million in the twelve months ended 31 December 2005.

The impact of the income tax credit on the income statement is summarised as follows:

	Year ended 31 December 2006 $'million	Year ended 31 December 2005 $'million
Current tax credit:		
UK corporation tax	**0.3**	-
Foreign tax	**(4.9)**	(0.2)
Total current period	**(4.6)**	(0.2)
Deferred tax (credit)/charge:	**(1.9)**	27.0
Total income tax (credit)/expense	**(6.5)**	26.8

In the year ended 31 December 2006 the Group's North American entities made a pre tax loss of $24.6 million. As a result of these allowable tax losses, the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $5.6 million.

In the year ended 31 December 2005 the Group wrote off the majority of its deferred tax assets to reflect uncertainty over future profitability. The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in the twelve months ended 31 December 2006 was $0.8 million (31 December 2005: loss of $178.9 million).

Loss per share

Basic and fully diluted loss per share for the twelve months ended 31 December 2006 was $0.00 per share (2005: loss per share: $1.03).

Dividend

The Company will not be paying a dividend for the 2006 financial year.

Balance sheet

Total assets

Total assets as at 31 December 2006 decreased by 24.8% to $3,145.7 million from $4,184.8 million at 31 December 2005.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2006 were $484.1 million (31 December 2005: $490.4 million). Net assets per share were $2.79 (31 December 2005: $2.82). At the 31 December 2006 net assets per share were £1.42 (exchange rate of $1.97= £1) compared with 31 December 2005 of £1.43 when translated at the 31 December 2006 exchange rate or £1.63 per share when translated at the 31 December 2005 exchange rate ($1.73 = £1).

Net assets have remained relatively stable compared with the position at 31 December 2005 ($490.4 million) after taking into consideration the impact of interest rate movements on the investment portfolio described below.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $862.4 million at 31 December 2006 (2005: $999.5 million).

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 31 December 2006 the value of available for sale investments was $1,664.5 million, compared with $2,205.7 million at 31 December 2005.

Of total invested assets $1,732.7 million (2005: $2,149.0 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $89.1 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2006	31 December 2005
US		

File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:50 10-Apr-07
Number	6352U

TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
29 March 2007

6. Date on which issuer notified:
02 April 2007

7. Threshold(s) that is/are crossed or reached:
8%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Share BMG015751024	14,622,318	14,622,318

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Share BMG015751024	13,521,395	13,521,395		7.78%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,521,395	7.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name:
Julia Holden

15. Contact telephone number:
020 7677 5468

END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:52 10-Apr-07
Number	6362U

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)
New regulations 5% threshold crossed

3. Full name of person(s) subject to the notification obligation (iii):
Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

6. Date on which issuer notified:
19 March 2007

7. Threshold(s) that is/are crossed or reached:
6%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORD 0.1	12,019,975	12,019,975

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORD 0.1	12,019,975	12,019,975		6.916%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,019,975	6.916%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name:

Pilar Seoanez

15. Contact telephone number:
020 7818 6492

END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	15:41 12-Apr-07
Number	7805U

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
03.04.07

6. Date on which issuer notified:
05.04.07

7. Threshold(s) that is/are crossed or reached:
6%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORD - BMG015751024	10,725,825	10,725,825	n/a	6.17%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,725,825	6.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Glenda Burford

15. Contact telephone number:

+44 20 7888 3599

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Credit Suisse Securities (Europe) Limited

Contact address (registered office for legal entities):

One Cabot Square, London. E14 4QJ

Phone number:

020 7888 3599

Other useful information (at least legal representative for legal persons):

Glenda Burford

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in

the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is

intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:02 17-Apr-07
Number	0206V

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** :
   Alea Group Holdings (Bermuda) Limited

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ……………..

3. **Full name of person(s) subject to the notification obligation :**
   Morgan Stanley Securities Limited

4. **Full name of shareholder(s)** (if different from 3.) :
   ……………..

5. **Date of the transaction (and date on which the threshold is crossed or reached if different) :**
   12/04/2007

6. **Date on which issuer notified:**
   17/04/2007

7. **Threshold(s) that is/are crossed or reached:**
   6%

8. **Notified details:**
   ……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary Shares BMG015751024	9,536,395	9,536,395

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares BMG015751024	11,536,395	11,536,395		6.63%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,536,395	6.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Julia Holden

15. Contact telephone number:
+44 (0)20 7677 5468

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	07:01 19-Apr-07
Number	1410V

RNS Number:1410V
Alea Group Holdings(Bermuda) Ltd
19 April 2007

Alea Group Holdings (Bermuda) Ltd

19 April 2007

Alea Group Holdings (Bermuda) Ltd Annual Report for Full Year 2006 Results

The Company's Annual Report is now available at the Company's website, www.aleagroup.com.

A copy of the document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7676 1000

The printed copies of the Annual Report are expected to be mailed to shareholders on 23 April 2007.

For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics: +44 20 7269 7114
Robert Bailhache

Nick Henderson

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	09:40 19-Apr-07
Number	1448V

RNS Number:1448V
Alea Group Holdings(Bermuda) Ltd
19 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   ALEA GROUP HOLDINGS (BERMUDA)

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)
CFD's were missed from 20th March notification

3. Full name of person(s) subject to the notification obligation (iii):
   Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

6. Date on which issuer notified:
   11th April

7. Threshold(s) that is/are crossed or reached:
   7%, 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

ORD 0.1	12,019,975	12,019,975
CFD CS GBP	2,232,867	2,232,867

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% o righ
	Direct	Direct (x)	Indirect (xi)	Dire
ORD 0.1	12,019,975	12,019,975		6.91
CFD CS GBP	2,232,867	2,232,867		1.28

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% o voti righ

Total (A+B)

Number of voting rights	% of voting rights
14,252,842	8.201%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can

exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Shareholders Circular
Released	07:00 24-Apr-07
Number	3599V

RNS Number:3599V
Alea Group Holdings(Bermuda) Ltd
24 April 2007

Alea Group Holdings(Bermuda) Ltd
24 April 2007

Recommended cash acquisition by FIN Acquisition Limited of Alea Group Holdings (Bermuda) Ltd. (the "Company")

Posting of circular to shareholders

Following the announcement on 4 April 2007, in which the independent directors of the Company and the board of FIN Acquisition Limited announced that they had reached agreement on the terms of the recommended cash acquisition by FIN Acquisition Limited of the Company by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act, the Company announces that it has today posted a circular relating to the Acquisition to all shareholders of the Company.

The special general meeting of the Company to approve the Acquisition is scheduled to be held on 21 May 2007. Subject to, amongst other things, approval at this meeting and the obtaining of the appropriate regulatory consents, the Acquisition is expected to become effective in the summer of 2007.

The Company has also today lodged copies of the circular with the Document Viewing Facility at the UK Listing Authority. The circular will be available for inspection during normal business hours at the Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS. The circular will also be available on the investor relations section of the Company's website, www.aleagroup.com.

Capitalised terms used, but not defined, in this announcement have the same meanings as given to them in the circular.

Enquiries:

Alea Group Holdings (Bermuda) Ltd.
Mark Cloutier: +44 (0)20 7621 3109
Kirk Lusk: +1 860 258 6566

Merrill Lynch International: +44 (0)20 7628 1000
(Financial adviser and corporate broker to Alea)
Richard Slimmon
Patrick Bowes

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and FIN Acquisition)
Tim McCall: +44 (0) 20 7491 7784

Lazard & Co. Limited: +44 (0)20 7187 2000
(Financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition)
Jon Hack
George Potter

Merrill Lynch is acting for the Company and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to the clients of Merrill Lynch nor for providing advice in relation to the Acquisition.

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement is not intended to and does not constitute or form part of an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction. Any response in relation to the Acquisition should be made only on the basis of the information contained in the circular or any document by which the Offer is made. Shareholders of the Company are advised to read carefully the formal documentation in relation to the Acquisition.

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	09:32 24-Apr-07
Number	3961V

RNS Number:3961V
Alea Group Holdings(Bermuda) Ltd
24 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Alea Group Holdings

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19.04.07

6. Date on which issuer notified:

23.04.07

7. Threshold(s) that is/are crossed or reached:

Below 5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indire

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Glenda Burford

15. Contact telephone number:

+44 20 7888 3599

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Credit Suisse Securities (Europe) Limited

Contact address (registered office for legal entities):

One Cabot Square, London, E14 4QJ

Phone number:

020 7888 3599

Other useful information (at least legal representative for legal persons):

Glenda Burford

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	09:58 24-Apr-07
Number	3981V

RNS Number:3981V
Alea Group Holdings(Bermuda) Ltd
24 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

ALEA GROUP HOLDINGS (BERMUDA)

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (X)

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):

Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19th,20th April

6. Date on which issuer notified:

23rd April

7. Threshold(s) that is/are crossed or reached:

9%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Ri (viii)
ORD 0.1	12,019,975	12,019,975
CFD GBP	2,232,867	2,232,867

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of v rights
	Direct	Direct (x)	Indirect (xi)	Direct
ORD 0.1	13,016,852	13,016,852		7.490
CFD GBP	3,153,367	3,153,367		1.814

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% vot rig

Total (A+B)

Number of voting rights	% of voting rights
16,170,219	9.305%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:

Gavin Dolding

15. Contact telephone number:

(020) 7818 5217

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into,

introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	16:17 25-Apr-07
Number	5263V

RNS Number:5263V
Alea Group Holdings(Bermuda) Ltd
25 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Alea Group Holdings (Bermuda) Limited

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):
Morgan Stanley Securities Limited

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
20/04/2007

6. Date on which issuer notified:
24/04/2007

7. Threshold(s) that is/are crossed or reached:
8%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of	Number of vo

	shares	(viii)
Ordinary Shares	11,536,395	11,536,395

BMG015751024

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of v rights
	Direct	Direct (x)	Indirect (xi)	Direct
Ordinary Shares	15,536,395	15,536,395		8.93%

BMG015751024

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of votin right

Total (A+B)

Number of voting rights	% of voting rights
15,536,395	8.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
....

14. Contact name:
Julia Holden

15. Contact telephone number:
020 7677 5468

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	09:10 27-Apr-07
Number	6389V

RNS Number:6389V
Alea Group Holdings(Bermuda) Ltd
27 April 2007

Alea Grcup Holdings (Bermuda) Ltd.
27 April 2007

Alea Group Holdings (Bermuda) Ltd. 2006 Annual Report/Documents for Inspection.

The following documents were mailed to shareholders on 23 April 2007, and have been submitted to the UK Listing Authority, and are now available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Annual Report of Alea Group Holdings (Bermuda) Ltd. for the financial year ended 31 December 2006;

(2) Circular containing Notice of Annual General Meeting; and

(3) Form of Proxy for Annual General Meeting.

The Document Viewing Facility is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. +44 (0)20 7066 1000

The Annual Report, the Circular Containing Notice of Annual General Meeting and the Form of Proxy are also available in the Investor Relations section of the Company's website, www.aleagroup.com

For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics: +44 20 7269 7114
Robert Bailhache
Nick Henderson

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Information Update
Released	07:00 30-Apr-07
Number	7025V

RNS Number:7025V
Alea Group Holdings(Bermuda) Ltd
30 April 2007

Alea Group Holdings (Bermuda) Ltd.

30 April 2007

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Annual Information Update

27 April 2007

In accordance with Section 5.2 of the Prospectus Rules, the Company submits its Annual Information Update which refers to information that has been published or made available to the public by the Company throughout the 12 months ended 27 April 2007.

The information referred to in this update was up to date at the time the information was published but may now be out of date. The information contained in this document appears by way of record, and the Company is under no obligation to update any information referred to herein. Information is referred to in this update rather than included in full.

The announcements listed below that were published on the London Stock Exchange ("LSE") have been made available via a Regulatory Information Service and copies can be obtained from the LSE website at www.londonstockexchange.com/RNS. Copies of the documents listed below that were filed at the United Kingdom Listing Authority ("UKLA") can be obtained from the UKLA, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000.

Date of Filing	Place of Filing or Publication	Description/Headline
27 April 2007	LSE	Mailing of Annual Report, Notice of AGM and Proxy Card to shareholders
25 April 2007	LSE	Holding(s) in Company
24 April 2007	LSE	Holding(s) in Company
24 April 2007	LSE	Holding(s) in Company
24 April 2007	UKLA	Shareholder Circular, Notice of SGM and Form of Proxy and Election
24 April 2007	LSE	Shareholder Circular, Notice of SGM and Form of Proxy and Election
23 April 2007	UKLA	Annual Report, Notice of AGM and Proxy Card

19 April 2007	LSE	Holding(s) in Company
19 April 2007	LSE	Annual Report and Accounts
19 April 2007	UKLA	Annual Report and Accounts - PDF website versi
17 April 2007	LSE	Holding(s) in Company
12 April 2007	LSE	Holding(s) in Company
10 April 2007	LSE	Holding(s) in Company
10 April 2007	LSE	Holding(s) in Company
4 April 2007	LSE	Final Results
4 April 2007	LSE	Offer for Alea Group Holdings
1 March 2007	LSE	Notice of Results
28 Feb 2007	LSE	Second Price Monitoring Extension
28 Feb 2007	LSE	Price Monitoring Extension
22 Dec 2006	LSE	Total Voting Rights
15 Dec 2006	LSE	Blocklisting Interim Review
2 Oct 2006	LSE	ANASIC Sale Completion
21 Sept 2006	LSE	Shareholder Notification
20 Sept 2006	LSE	Interim Results
7 Sept 2006	LSE	Notice of Results
7 Sept 2006	LSE	Major Interest in Shares
4 Sept 2006	LSE	Block Listing Announcement
4 Sept 2006	LSE	Form 1 Blocklisting Application, Confirmation of Issuer
4 Sept 2006	UKLA	Blocklisting Application and Confirmation of Issuer
1 Sept 2006	LSE	Director/PDMR Shareholding
25 Aug 2006	LSE	Shareholder Notification
21 Aug 2006	LSE	Notice of Results
11 July 2006	LSE	Major Interest in Shares
6 July 2006	LSE	Director Declaration
30 June 2006	LSE	Directorate Change
30 June 2006	LSE	Result of AGM
19 June 2006	LSE	Blocklisting Interim Review
26 May 2006	LSE	ANASIC Share Sale
24 May 2006	LSE	Major Interest in Shares
28 April 2006	LSE	Annual Information Update

As a Company incorporated in Bermuda, the Company does not file returns with Companies House in the U.K.

The following documents have been dispatched by the Company to its shareholders during the 12 months ended 27 April 2007. Copies of these documents can be found at the UKLA at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000, or on the Company's website at www.aleagroup.com:

Shareholder Circular and Notice of SGM dated 24 April 2007 relating to the recommended cash acquistion of the Company by FIN Acquistion Limited, together with a Form of Proxy and Election
2007 Notice of AGM dated 23 April 2007
2007 Proxy Form
Annual Report 2006
Interim Report 2006

The Company has filed a number of the above documents and announcements with the Securities and Exchange Commission ("SEC") in accordance with the Company's exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Between April 27, 2006 and April 27, 2007, the Company has also filed the following additional documents with the SEC. Copies of these documents can be viewed at the U.S. Securities and Exchange Commission, Division of Corporation Finance, Office of International Corporate Finance, 100 F Street,

NE, Washington, DC 20549, Telephone No. (202) 551-6551.

Date of Filing	Place of Filing or Publication	Description
26 Oct 2006	SEC	Letter transmitting Rule 12g3-2(b) update
26 Oct 2006	SEC	Circular relating to the Annual General Meeting of Shareholders, dated April 25, 2006, including Notice of AGM and Proxy Car
26 Oct 2006	SEC	Annual Report for the financial year ended December 2005
26 Oct 2006	SEC	Interim Financial Statements for the period ended 20 June 2006
26 Oct 2006	SEC	Block Listing Application dated 4 September 2006

Further information is available at the Company's website at www.aleagroup.com, or by contacting the Company Secretary:

George P. Judd
Group Secretary
Telephone: +1 860 258 7550

#####

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/
Nick Henderson
+44 20 7269 7114

END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Holding(s) in Company
Released	17:07 02-May-07
Number	0062W

SEC MAIL PROCESSING RECEIVED MAY 03 2007 WASH. D.C. 209 SECTION

RNS Number:0062W
Alea Group Holdings(Bermuda) Ltd
02 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
ALEA GROUP HOLDINGS (BERMUDA)

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (X)

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation (iii):
Henderson Global Investors Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
19th, 20th April

6. Date on which issuer notified:
23rd April

7. Threshold(s) that is/are crossed or reached:
9%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using   Situation previous to the Triggering

the ISIN CODE	transaction (vi)	
	Number of shares	Number of voting (viii)
ORD 0.1	12,019,975	12,019,975
CFD GBP	2,232,867	2,232,867

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
ORD 0.1	13,016,852	13,016,852		7.490%	
CFD GBP	3,153,367	3,153,367		1.814%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,170,219	9.305%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Gavin Dolding

15. Contact telephone number:
(020) 7818 5217

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR

•

5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Alea Shares, please send this document, together with the accompanying Form of Proxy and Election and envelope, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded, distributed or transmitted in, into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

Your attention is drawn to the letter from the Chairman of the Independent Committee in Part 1 of this document recommending that you vote in favour of the Amalgamation. A letter from Merrill Lynch explaining the Amalgamation appears in Part 2 of this document.

Recommended cash acquisition of

Alea Group Holdings (Bermuda) Ltd.

by

FIN Acquisition Limited

to be effected by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act

A notice convening the Special General Meeting to be held at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO Box HM 2983, Hamilton HM 08, Bermuda on 21 May 2007 at 10.00 a.m. is set out at the end of this document.

Whether or not you intend to be present at the Special General Meeting, you are requested to complete and sign the Form of Proxy and Election accompanying this document in accordance with the instructions printed on the Form of Proxy and Election and return it to Mellon Investor Services L.L.C., Attention: Proxy Processing at PO Box 3862, South Hackensack, NJ 07606-9562, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) as soon as possible, and in any event so as to be received no later than 10.00 a.m. on 19 May 2007. To appoint a proxy on the Internet, the form of instrument appointing a proxy must be made and received at www.proxyvoting.com/alea no later than 10.00 a.m. on 19 May 2007. The return of a completed Form of Proxy and Election will not prevent you from attending the Special General Meeting and voting in person if you so wish and if you are entitled to do so. If you hold depository interests in CREST representing Alea Shares on a one for one basis, you are requested to complete and sign the Form of Direction, which has been sent to such holders in place of a Form of Proxy and Election, in accordance with the instructions printed on the Form of Direction and return it to The Proxy Processing Centre, Telford Road, Bicester OX26 4LD, United Kingdom, (or by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom during normal business hours) together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) as soon as possible, and in any event so as to be received no later than than 10.00 a.m. on 18 May 2007.

Merrill Lynch is acting exclusively for Alea and no one else in connection with the Acquisition and will not be responsible to anyone other than Alea for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Acquisition.

Lazard, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Fund IV GP L.P., an Affiliate of Fortress Investment Group, and FIN Acquisition and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Fund IV GP L.P. and FIN Acquisition for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Acquisition.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Alea except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing the words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Alea Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Alea Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Alea Group's present and future business strategies and the environment in which the Alea Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Each of Fortress Investment Group, FIN Acquisition and Alea expressly disclaims any obligations or undertaking (other than reporting obligations imposed on Alea in relation to its listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Alea Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies in this document is made with respect to the securities of a non-U.S. company. This solicitation is not subject to the disclosure requirements for proxy statements under U.S. securities laws. Financial information and financial statements included or incorporated by reference in this document may not have been prepared in accordance with generally accepted accounting practices in the United States and may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the company is located outside the United States, and some of its officers and directors are residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a judgment obtained in a U.S. court.

	Time/date[1]
Voting Record Time	6.00 p.m. on 17 May
Latest time for holders of depository interests to lodge the Form of Direction for the Special General Meeting	10.00 a.m. on 18 May
Latest time for Alea Shareholders to lodge the Form of Proxy and Election for the Special General Meeting[2]	10.00 a.m. on 19 May
Special General Meeting	10.00 a.m. on 21 May
Last day of dealings in Alea Shares	Close of business on the last dealing day before the Effective Time
Effective Time	See below[3]
Cancellation of listing of Alea Shares	Effective Time
Despatch of cheques in respect of the consideration and settlement through CREST	Within 14 days of the Effective Time

All references in this document to times are to Bermuda times (Atlantic Standard Times) unless otherwise stated.

The Special General Meeting will be held at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO Box HM 2983, Hamilton HM 08, Bermuda on 21 May 2007 at 10.00 a.m.

(1) All dates relate to the year 2007.

(2) Forms of Proxy and Election must be lodged at least 48 hours prior to the time appointed for the Special General Meeting.

(3) It is expected that the Effective Time will occur on the Business Day next following the tenth calendar day after the last of the Conditions has been satisfied or fulfilled (or, where capable of waiver, waived), or on other such date as FIN Acquisition and Alea may agree in writing. This is currently anticipated to take place in the summer of 2007.

ACTION TO BE TAKEN

The Special General Meeting will be held at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO Box HM 2983, Hamilton HM 08, Bermuda on 21 May 2007 at 10.00 a.m. Implementation of the Amalgamation requires the approval of Alea Shareholders at the Special General Meeting. Alea Shareholders will find enclosed with this document a Form of Proxy and Election for use in connection with the Special General Meeting and the US Dollar Alternative.

Whether or not you intend to attend the meeting in person, please complete and sign the enclosed Form of Proxy and Election in accordance with the instructions printed thereon and return it in the enclosed envelope as soon as possible to Mellon Investor Services L.L.C. Attention: Proxy Processing at PO Box 3862, South Hackensack, NJ 07606-9562, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) or register your appointment of proxy at www.proxyvoting.com/alea so as to be received no later than 10.00 a.m. on 19 May 2007.

The completion and return of a Form of Proxy and Election will not prevent you from attending and voting in person at the Special General Meeting, or any adjournment thereof, if you so wish and are so entitled.

If you hold depository interests in CREST representing Alea Shares on a one for one basis, you are requested to complete and sign the Form of Direction, which has been sent to such holders in place of a Form of Proxy and Election, in accordance with the instructions printed on the Form of Direction and return it to The Proxy Processing Centre, Telford Road, Bicester OX26 4LD, United Kingdom, (or by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom during normal business hours) together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) as soon as possible, and in any event so as to be received no later than than 10.00 a.m. on 18 May 2007.

CONTENTS

LETTER FROM THE CHAIRMAN OF THE INDEPENDENT COMMITTEE OF ALEA GROUP HOLDINGS (BERMUDA) LTD.

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08, Bermuda

Tel +441 296 9150
Fax +441 296 9152
Email bermuda@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

Directors:
John Reeve *(Non-Executive Chairman)**
Mark Cloutier *(Group President and Chief Executive Officer)*
Kirk Lusk *(EVP, Chief Financial Officer and Chief Operating Officer)*
Timothy Faries *(Non-Executive Director)**
James Fisher *(Non-Executive Director)*
Todd Fisher *(Non-Executive Director)*
Perry Golkin *(Non-Executive Director)*
R. Glenn Hilliard *(Non-Executive Director)**
Scott Nuttall *(Non-Executive Director)*

** Member of the Independent Committee*

24 April 2007

To all Alea Shareholders and, for information only, to participants in the Alea Share Schemes

Dear Shareholder,

RECOMMENDED ACQUISITION OF ALEA GROUP HOLDINGS (BERMUDA) LTD. BY FIN ACQUISITION LIMITED

1. Introduction

On 4 April 2007, the Independent Directors of Alea and the board of FIN Acquisition announced that they had reached agreement on the terms of the recommended cash acquisition of Alea by FIN Acquisition to be implemented by means of an amalgamation between FIN Acquisition and Alea under the Bermuda Companies Act.

Alea has established a committee of Independent Directors in relation to the Acquisition because it is envisaged that certain of the other Alea Directors will or may have an ongoing involvement in Alea after the Acquisition and because certain of the other Alea Directors are connected with certain major shareholders.

I am writing to you on behalf of the Independent Directors to explain the background to, and the terms of, the Amalgamation and to explain why the Independent Directors are unanimously recommending that Alea Shareholders vote in favour of the resolutions required to approve the Amalgamation Agreement at the Special General Meeting, as John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of this document) who holds Alea Shares) have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 223,005 Alea Shares representing approximately 0.13 per cent. of the Alea Shares in issue. In addition, Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, has irrevocably undertaken to vote to approve the Amalgamation Agreement at the Special General Meeting in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent of the Alea Shares in issue. This letter also explains the actions that you should now take and sets out the proposals to be put to you at the Special General Meeting.

2. Summary of the terms of the Amalgamation

The Acquisition is expected to be effected by means of a statutory amalgamation between FIN Acquisition and Alea under sections 104 to 109 of the Bermuda Companies Act, further details of which are set out in Part 2 of this document. Under the Amalgamation, which will be subject to the Conditions set out in full in Part 3 of this document, Alea Shareholders will receive:

for each Alea Share 93 pence in cash

The terms of the Amalgamation value the issued share capital of Alea at approximately £162 million as at 3 April 2007, being the last business day in London prior to the announcement of the Amalgamation.

The Amalgamation price of 93 pence per Alea Share represents:

(a) a premium of approximately 8.4 per cent. and 15.2 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation; and

(b) a discount of approximately 1.1 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day in London prior to the announcement of the Amalgamation.

If the Amalgamation is effected it is intended that FIN Acquisition will procure that a request will be made by Alea to the UK Listing Authority to cancel the listing of the Alea Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Alea Shares on the London Stock Exchange's market for listed securities so that Alea Shares will cease to be listed on the Official List with effect from the Effective Time and the last day of dealing in Alea Shares on the London Stock Exchange will be the last dealing day before the Effective Time.

Cheques in respect of the consideration due to Alea Shareholders under the terms of the Amalgamation will be despatched (or the consideration will be settled through CREST, as the case may be) to Alea Shareholders as soon as practicable, and in any event within 14 days, after the Effective Time. FIN Acquisition has agreed to pay the consideration amounts to an appropriate agent prior to the Effective Time on terms that upon the Amalgamation becoming effective these amounts shall be held by such agent for the sole and exclusive benefit of the Alea Shareholders entitled thereto. Alea Shareholders may elect to receive the cash consideration payable to them under the terms of the Amalgamation in United States dollars as an alternative to receiving such cash consideration in pounds sterling. Any such election must be made in respect of all, but not less than all, of the cash consideration due to an Alea Shareholder under the terms of the Amalgamation. Further information about this alternative is set out in paragraph 10(c) of Part 2 of this document.

3. Undertakings to vote in favour of the Amalgamation

FIN Acquisition has received irrevocable undertakings in respect of 95,536,945 Alea Shares representing, in aggregate, approximately 55 per cent. of Alea's issued share capital, to vote to approve the Amalgamation Agreement at the Special General Meeting. These irrevocable undertakings have been received from:

(a) John Reeve and R. Glenn Hilliard (being the only Independent Directors who hold Alea Shares), in respect of their own beneficial holdings of a total of 200,000 Alea Shares;

(b) Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of this document) who holds Alea Shares), in respect of his own beneficial holding of a total of 23,005 Alea Shares;

(c) Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, in respect of its holding of 149,600 Alea Shares;

(d) KKR 1996 Fund (Overseas), Limited Partnership, in respect of its holding of 68,171,560 Alea Shares;

(e) KKR Partners (International), Limited Partnership, in respect of its holding of 2,568,520 Alea Shares;

(f) State of Wisconsin Investment Board, in respect of its holding of 13,956,720 Alea Shares;

(g) New York State Retirement Co-Investment Fund L.P., in respect of its holding of 3,489,180 Alea Shares; and

(h) CalPERS/PCG Corporate Partners, L.L.C., in respect of its holding of 6,978,360 Alea Shares.

These irrevocable undertakings will remain binding in the event of a higher competing offer being announced for Alea. In addition, these irrevocable undertakings oblige the persons giving them to accept an Offer announced by FIN Acquisition on terms no less favourable than the Amalgamation within 14 days of the date on which the Amalgamation fails to become effective or any condition to which the Amalgamation is subject becomes incapable of satisfaction and is not waived in accordance with its terms.

Each of Fisher Capital Corp. L.L.C., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership, State of Wisconsin Investment Board, New York State Retirement Co-Investment Fund L.P. and CalPERS/PCG Corporate Partners, L.L.C. have undertaken in the irrevocable undertakings referred to above to elect to receive the US Dollar Alternative in respect of all of the cash consideration payable to each of them respectively under the terms of the Amalgamation.

4. Background to and reasons for recommending the Amalgamation

Until 2005, Alea was a global speciality insurance and reinsurance group with expertise in a wide range of property and casualty insurance and reinsurance products through operations in the United Kingdom, the United States, Bermuda and Switzerland, among other places.

In 2005, the Alea Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A-level significantly impaired its ability to attract new and renewal business. As a result the Alea Group was placed into run-off in the fourth quarter of 2005. The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

Following the announcement of the Alea Group's intention to cease underwriting and place its insurance operations into run-off, the Alea Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are aimed at preserving net assets through effective management of the run-off of the Alea Group's balance sheet, managing other operating expenses and finance costs to levels less than or equal to investment income, and ultimately return of capital to shareholders.

As part of the execution of this strategy, the Alea Group completed three unrelated renewal rights transactions in the fourth quarter of 2005 and the sale of its Delaware excess and surplus lines carrier, Alea North America Speciality Insurance Company, in September 2006.

Against this background, the Board of Alea has considered proactively a wide range of possible options for further maximising value for shareholders through a potential sale of all or parts of the Alea Group. This strategy was first announced publicly on 9 September 2005, has been re-affirmed on several occasions and included exploring the feasibility of securing an attractive cash bid for Alea.

Since 2005, a number of parties from various sectors have had discussions with the Alea Group regarding a potential sale of all or parts of the Alea Group. As appropriate, the Alea Board has considered whether and to what extent to engage in further discussions with each potential party but until the proposal from Fortress Investment Group, no other proposal has offered adequate certainty on, *inter alia*, terms, conditionality or timescale to be put forward to our shareholders. The proposal from Fortress Investment Group was sufficiently well-developed and the proposed Amalgamation represents the outcome of these discussions.

In evaluating the proposed Amalgamation, the Independent Directors have given due consideration to the many risks that may arise through the continued execution of the Alea Group's run-off plan. In particular, there can be no certainty over the profile of future claims patterns and the adequacy of the Alea Group's reserves to meet such claims. Reserves are estimated using actuarial and statistical projections at a given time based on the Alea Group's reasonable expectations of future trends often over significant timescales. There is inherent uncertainty in these projections and certain classes and years of business that the Alea Group has written historically have been subject to cumulative adverse reserving adjustments. Additionally, the Alea Group is regulated in several jurisdictions such that the timing and quantum of any proposed distribution of capital to Alea Shareholders would be subject to regulatory approval and to any limitations on proposed distributions required by those regulatory bodies.

The strategy that management have pursued over recent months has brought greater stability to the Alea Group. In the longer term, management believes that the Alea Group will become smaller as liabilities expire and assets are unwound. Investment income will reduce correspondingly, placing increasing

pressure on the balance between the need to service claims and the desire to avoid cost overruns. The opportunities to realise profits from commutations should decline and the retention and motivation of senior management is expected to become more difficult. In these circumstances, the attractiveness of the Alea Group to potential acquirors may decrease. The Independent Directors believe that the most likely strategies for Alea in the longer term would be either a sale to a large aggregator of run-off companies or to become an aggregator itself. The Independent Directors further believe that the Alea Group is not, absent a major capital increase, in a position to be an aggregator on a standalone basis, and that a sale to an aggregator in the future may be at a materially different price from that currently proposed under the terms of the Amalgamation.

The Amalgamation price of 93 pence per Alea Share represents 82 per cent. of adjusted net asset value as at 31 December 2006. The net asset value as at 31 December 2006 is adjusted to exclude the effect of loss reserve discounting, reducing the net asset value by $95.5 million. Under IFRS, Alea is allowed to take the benefit of loss reserve discounting. Certain other generally accepted accounting principles do not allow such treatment, including US GAAP. Under IFRS, the loss reserve discount will unwind over time as an expense in the Alea Group's profit and loss account, further reducing its reported profits. Based on the Alea Group's internal models, the Amalgamation price is within the range of potential valuations for the Alea Group considered by the Independent Directors in reaching their recommendation and provides Alea Shareholders with a clean exit, in cash, free from the significant execution risk inherent in a prolonged run-off.

The Independent Directors have taken advice from Merrill Lynch. In providing advice to the Independent Directors, Merrill Lynch has taken into account the Independent Directors' commercial assessments.

5. Management and employees

Following the Amalgamation becoming effective, FIN Acquisition intends to appoint new directors to the Board of the Amalgamated Company, including Robert Kauffman, Jon Ashley and Greg Share. It is intended that Mark Cloutier and Kirk Lusk will continue as directors of the Amalgamated Company. It is further intended that all other current Directors of Alea will resign from the Board of Alea at the Effective Time.

The Board of FIN Acquisition has given assurances to Alea that, following the Amalgamation becoming effective, Alea and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

On the basis of information provided by FIN Acquisition, the Independent Directors believe that FIN Acquisition has no immediate plans to change materially Alea's locations of places of business. The Independent Directors have no reason to believe that either the implementation of the Amalgamation or FIN Acquisition's intentions would materially prejudice Alea's interests, including the interests of its employees, and are comforted by FIN Acquisition's assurances that FIN Acquisition intends to support Alea and its management team in the continued execution of its current business plan.

Certain arrangements have also been made in relation to the Alea Share Schemes and these are summarised in paragraph 8 of Part 2 of this document.

6. Action to be taken

Your attention is drawn to paragraph 14 of Part 2 of this document which explains in detail the action you should take in relation to the Amalgamation.

7. Further information

Your attention is drawn to the letter from Merrill Lynch set out in Part 2 of this document, which gives further details about the Amalgamation.

8. Recommendation

The Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Amalgamation to be fair and reasonable. In providing advice to the Independent Directors, Merrill Lynch has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors unanimously recommend that Alea Shareholders vote to approve the Amalgamation Agreement at the Special General Meeting, as John Reeve and R. Glenn Hilliard (being the only

Independent Directors who hold Alea Shares) and Kirk Lusk (being the only other Alea Director (save as set out in paragraph 4 of Part 6 of this document) who holds Alea Shares) have irrevocably undertaken to do in respect of their own beneficial shareholdings of, in aggregate 223,005 Alea Shares, representing approximately 0.13 per cent. of the Alea Shares in issue. In addition Fisher Capital Corp. L.L.C., of which James Fisher is the managing member, has irrevocably undertaken to vote to approve the Amalgamation Agreement at the Special General Meeting in respect of its holding of 149,600 Alea Shares, representing approximately 0.09 per cent of the Alea Shares in issue.

Yours faithfully

John Reeve

Chairman of the Independent Committee
Alea Group Holdings (Bermuda) Ltd.

LETTER FROM MERRILL LYNCH

Merrill Lynch

Global Markets & Investment Banking Group

24 April 2007

To all Alea Shareholders and, for information only, to participants in the Alea Share Schemes

Dear Sir/Madam,

RECOMMENDED ACQUISITION OF ALEA GROUP HOLDINGS (BERMUDA) LTD. BY FIN ACQUISITION LIMITED

1. Introduction

On 4 April 2007, the Independent Directors of Alea and the board of FIN Acquisition announced that they had reached agreement on the terms of the recommended cash acquisition of Alea by FIN Acquisition to be implemented by means of an amalgamation between FIN Acquisition and Alea under the Bermuda Companies Act and which requires the approval of the Alea Shareholders.

Your attention is drawn to the letter from John Reeve, the Chairman of the Independent Committee, set out in Part 1 of this document. That letter contains, *inter alia*, the unanimous recommendation by the Independent Directors to Alea Shareholders to vote in favour of the resolutions to approve and implement the Amalgamation to be proposed at the Special General Meeting. That letter also states that the Independent Directors, who have been so advised by Merrill Lynch, consider the terms of the Amalgamation to be fair and reasonable. In providing its advice, Merrill Lynch has taken into account the Independent Directors' commercial assessments.

The Independent Directors have been advised by Merrill Lynch in connection with the Acquisition. Merrill Lynch has been authorised by the Independent Directors to write to you to set out the terms of the Amalgamation and to provide you with other relevant information.

Statements made or referred to in this letter which refer to the recommendation of the Independent Directors reflect the views of the Independent Directors.

For details of the responsibility assumed by the Independent Directors, the Alea Directors and the Directors of FIN Acquisition in relation to the contents of this document please refer to paragraph 1 of Part 6 of this document.

Your attention is drawn to Part 4 (*Financial information concerning the Alea Group*), Part 5 (*Information concerning the FIN Acquisition Group*), Part 6 (*Additional information*) and Part 7 (*Definitions*) of this document.

2. Summary of the terms of the Amalgamation

The Acquisition is expected to be effected by means of a statutory amalgamation between FIN Acquisition and Alea under sections 104 to 109 of the Bermuda Companies Act. The Amalgamation is subject to the satisfaction, fulfillment or (where capable of waiver) waiver of the Conditions as referred to in paragraph 3(d) below and set out in full in Part 3 of this document. Upon the Amalgamation becoming

effective the sole validly issued and fully paid share in the Amalgamated Company will be held by FIN Holdings. Under the Amalgamation Alea Shareholders will receive:

for each Alea Share 93 pence in cash

The terms of the Amalgamation value the issued share capital of Alea at approximately £162 million as at 3 April 2007, being the last business day in London prior to the announcement of the Amalgamation.

The Amalgamation price of 93 pence per Alea Share represents:

(a) a premium of approximately 8.4 per cent. and 15.2 per cent. over the volume weighted average price of Alea Shares over the month and six months respectively immediately prior to the announcement of the Amalgamation; and

(b) a discount of approximately 1.1 per cent. relative to the closing price of 94 pence per Alea Share on 3 April 2007, being the last business day in London prior to the announcement of the Amalgamation.

Alea Shareholders may elect to receive the cash consideration payable to them under the terms of the Amalgamation in United States dollars as an alternative to receiving such cash consideration in pounds sterling. Further information about this alternative is set out in paragraph 10(c) below.

3. Structure of the Acquisition

(a) The Amalgamation

The Acquisition is expected to be effected by means of a statutory amalgamation between Alea and FIN Acquisition under sections 104 to 109 of the Bermuda Companies Act. The procedure involves the submission of the Amalgamation Agreement for approval to a meeting of the Alea Shareholders and the approval of FIN Holdings, the shareholder of FIN Acquisition (which FIN Holdings has undertaken to provide) and, once the Amalgamation has been so approved by Alea's and FIN Acquisition's respective shareholders: (a) the filing of a declaration of solvency in respect of each of Alea and FIN Acquisition (which must also state that the Amalgamated Company will be solvent) given by a Director of each of Alea and FIN Acquisition; (b) the filing of an application for registration of the Amalgamated Company with the Registrar; and (c) the issue of a certificate of amalgamation by the Registrar to the Amalgamated Company.

It has been agreed that such application will be submitted on the Business Day next following the tenth calendar day following the last of Conditions being satisfied, fulfilled or (if capable of waiver), waived or such other date as Alea and FIN Acquisition may agree in writing, provided that the Effective Time will not be later than 30 October 2007 (or such later time as FIN Acquisition and Alea may agree). If it has become apparent that the Conditions will not be satisfied by that time, then unless FIN Acquisition and Alea agree otherwise, the Amalgamation will not become effective.

Following the issue of the certificate of amalgamation, Alea Shareholders will receive cash as described in paragraph 2 above.

Under the terms of the Amalgamation Agreement, at the Effective Time by virtue of the Amalgamation and without any action on the part of FIN Acquisition, Alea or Alea Shareholders, each Alea Share (other than Alea Shares held by FIN Acquisition, if any) will be converted into the right to receive the cash consideration referred to in paragraph 2 above, any Alea Shares held by FIN Acquisition will be cancelled, and each share in the capital of FIN Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share in the Amalgamated Company.

On the date shown in the certificate of amalgamation, the Amalgamation and the continuance of Alea and FIN Acquisition as one company shall become effective, the property of each of Alea and FIN Acquisition shall become the property of the Amalgamated Company and the Amalgamated Company shall continue to be liable for the obligations of each of Alea and FIN Acquisition. In addition, any existing cause of action, claim or liability to prosecution shall be unaffected by the Amalgamation; a civil, criminal or administrative action or proceeding pending by or against Alea or FIN Acquisition may be continued to be prosecuted by or against the Amalgamated Company; a conviction against, or ruling, order or judgment in favour of or against, Alea or FIN Acquisition may be enforced by or against the Amalgamated Company; and the certificate of amalgamation shall be deemed to be the certificate of incorporation of the Amalgamated Company.

The Amalgamation is expected to become effective in the summer of 2007.

Settlement of the consideration to which Alea Shareholders are entitled under the Amalgamation will be effected in the manner described in paragraph 10 below.

(*b*) *Alea Shareholder approvals*

The Special General Meeting has been convened to consider and, if through fit, to pass a special resolution to:

(i) approve the Amalgamation and the terms of the Amalgamation Agreement; and

(ii) amend Alea's bye-laws and the rules of the Executive Plan in the manner described in sub-paragraph (c) below.

The majority required for the passing of the Special Resolution is three-fourths or more of the Alea Shareholders voting at the Special General Meeting whether in person or by proxy. To be adopted, the Amalgamation Agreement also requires the approval of FIN Holdings (which FIN Holdings has undertaken to provide). The quorum for the Special General Meeting is two persons at least holding or representing by proxy more than one-third of the Alea Shares in issue.

Any Alea Shareholder who does not vote in favour of the Amalgamation and who is not satisfied that he or she has been offered fair value for his or her Alea Shares may within one month of the giving of the notice convening the Special General Meeting apply to Court to appraise the value of his or her Alea Shares. In the event that the Amalgamation has become effective prior to the appraisal of any Alea Shares, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his or her Alea Shares under the Amalgamation is less than that appraised by the Court the Amalgamated Company shall pay to such shareholder the difference between the amount paid to him or her and the value appraised by the Court.

Each Alea Shareholder who is entered on Alea's register of members at the Voting Record Time will be entitled to attend and vote at the Special General Meeting.

The Special General Meeting will be held at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO Box HM 2983, Hamilton HM 08, Bermuda on 21 May 2007 at 10.00 a.m.

Notice of the Special General Meeting is set out on pages 123 to 125 of this document. Entitlement to attend and vote at the Special General Meeting and the number of votes which may be cast at the Special General Meeting will be determined by reference to Alea's share register at the Voting Record Time.

Whether or not you intend to be present at the Special General Meeting, you are requested to complete and return the enclosed Form of Proxy and Election in accordance with the instructions printed on it. Completed Forms of Proxy and Election should be returned to Mellon Investor Services L.L.C. Attention: Proxy Processing at PO Box 3862, South Hackensack, NJ 07606-9562, Unites States of America, together with any power of attorney or authority under which they are executed (or notarially certified copies of such powers or authorities) as soon as possible, and in any event so as to be received no later than 10.00 a.m. on 19 May 2007. To appoint a proxy on the Internet, a form of instrument appointing a proxy must be made and received at www.proxyvoting.com/alea no later than 10.00 a.m. on 19 May 2007.

The completion and return of the Form of Proxy and Election will not prevent you from attending and voting at the Special General Meeting, or any adjournment thereof, in person should you wish to do so and are so entitled.

If you hold depository interests in CREST representing Alea Shares on a one for one basis, you are requested to complete and sign the Form of Direction, which has been sent to such holders in place of a Form of Proxy and Election, in accordance with the instructions printed on the Form of Direction and return it to The Proxy Processing Centre, Telford Road, Bicester OX26 4LD, United Kingdom (or by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom during normal business hours), together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) as soon as possible, and in any event so as to be received no later than 10.00 a.m. on 18 May 2007.

If the Amalgamation becomes fully effective, it will be binding on all Alea Shareholders, including any Alea Shareholders who did not vote to approve the Amalgamation or who voted against the Amalgamation.

Unless the Amalgamation becomes fully effective by no later than 30 October 2007, or such later date as Alea and FIN Acquisition may agree, the Amalgamation will not become effective and (subject to paragraph (e) below) the Acquisition will not proceed.

(*c*) *Amendment to Alea's bye-laws and the Executive Plan*

It is proposed to amend the bye-laws of Alea at the Special General Meeting to ensure that persons to whom Alea Shares are transferred before the Effective Time in respect of which the US Dollar Alternative has been elected will receive all cash consideration payable to them under the terms of the Amalgamation in United States dollars, despite such transferees themselves not having elected for the US Dollar Alternative.

Furthermore, as the Amalgamation will only apply to Alea Shares in issue at the Effective Time, it is proposed to amend the bye-laws of Alea at the Special General Meeting to provide that, if the Amalgamation completes, any Alea Shares issued after the Effective Time will be automatically transferred to FIN Holdings in return for the payment of 93 pence in cash per Alea Share. Consequently any participants in the Alea Share Schemes who validly exercise any share options or share awards after the Effective Time will receive the same consideration as Alea Shareholders receive under the Amalgamation.

It is also proposed, subject to the approval of Alea Shareholders, to amend the rules of the Executive Plan so that outstanding options granted under the Executive Plan shall become exercisable upon the Amalgamation Agreement being approved by Alea Shareholders and that all outstanding options under the Executive Plan immediately prior to the Effective Time shall lapse and cease to be exercisable at the Effective Time. There are as at the date of this document no options outstanding under the Executive Plan with an exercise price below 93 pence per Alea Share.

(*d*) *Conditions*

The Amalgamation will be subject to the Conditions, including the approval of the Amalgamation Agreement by Alea Shareholders at the Special General Meeting and approvals of the change of control contemplated by the Amalgamation by insurance regulatory authorities in the State of New York, USA, Bermuda, the United Kingdom, Australia and Switzerland. Regulatory clearance from the German Federal Cartel Office will also need to be obtained. Alea Shareholders should note that the failure to obtain any of such regulatory approvals and clearances, or the rendering of any of such approvals and clearances by any relevant regulatory body on terms or subject to conditions which are not reasonably satisfactory to FIN Acquisition, would be regarded by FIN Acquisition as being of material significance to it in the context of the Amalgamation. However, FIN Acquisition has agreed that, for so long as the Independent Directors recommend to Alea Shareholders, on a unanimous and unqualified basis, to vote to approve the Amalgamation or to accept the Offer, it will not seek to rely on any of the Conditions where in analogous circumstances it would not be permitted to do so by the Code as implemented by the Panel on Takeovers and Mergers. FIN Acquisition and Alea have agreed that, notwithstanding the agreement referred to in the immediately preceding sentence, FIN Acquisition shall not be prevented from relying on any of Conditions (d), (e), (f) or (g) in circumstances where the consent or approval required from the New York State Insurance Department: (1) has not been obtained, satisfied, made or expired; or (2) can only be obtained, satisfied, made or expire on terms and/or conditions which are not reasonably satisfactory to FIN Acquisition, in circumstances where it can be reasonably demonstrated that such terms and/or conditions would have any of the effects referred to in subparagraphs (i), (ii) and (iii) of Condition (d) and in any such case to an extent that would be reasonably likely to be material to FIN Acquisition and/or any of its Affiliates and/or the Alea Group or would otherwise impair the benefit to be derived by FIN Acquisition and/or its Affiliates from the Amalgamation in a material respect.

The Amalgamation will only be effected if all of the Conditions including those described above, have been satisfied, fulfilled or (if capable of waiver) waived.

(*e*) *Alternative means of implementing the Acquisition*

FIN Acquisition has reserved the right to implement the Acqusisiton by way of an Offer in which case additional documents will be despatched to Alea Shareholders.

4. Application of the Code

As Alea's registered office is located in Bermuda the Code does not apply to the Amalgamation. However, in accordance with the requirements of Alea's bye-laws, FIN Acquisition has undertaken for so long as the

Independent Directors recommend the Amalgamation to comply with the Code in the conduct and execution of the Amalgamation *mutatis mutandis* as though Alea were subject to the Code, and Alea has undertaken to comply with the Code in the conduct and execution of the Amalgamation *mutatis mutandis* as though Alea were subject to the Code. However, both Alea and FIN Acquisition have acknowledged that the Panel on Takeovers and Mergers does not have jurisdiction over the Amalgamation. Alea and FIN Acquisition have agreed that any dispute between them relating to the interpretation of the Code for the purposes of the Amalgamation or to the exercise of a discretion in the application of the Code to the Amalgamation will be resolved by a senior independent investment banker.

5. Implementation Agreement, Amalgamation Agreement and inducement fee arrangements

(*a*) *Implementation Agreement*

Alea, FIN Acquisition and FIN Holdings have entered into the Implementation Agreement which provides, *inter alia*, for the implementation of the Amalgamation (or, if applicable, the Offer) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Amalgamation and regarding the conduct of the business of the Alea Group in the period prior to the Effective Time. Alea has also undertaken not to solicit any other potential offerors.

In the event that a third party announces a higher competing offer for Alea, Alea has undertaken that it will not withdraw the Amalgamation and that the Independent Directors will not cease to recommend the Acquisition or recommend the higher competing offer for a period of 48 hours and if, within that time, FIN Acquisition communicates to Alea a revision to the terms of the Acquisition, so that the revised terms of the Acquisition provide for a price in cash per Alea Share no less than the price offered under the competing offer, and the revised terms of the Acquisition are, in the reasonable opinion of the Independent Directors, otherwise no less favourable to Alea Shareholders than the terms of the competing offer taking into account all the circumstances, including, without limitation, any obligation to pay the inducement fee provided for in the Implementation Agreement, the Independent Directors will continue to recommend the Acquisition, as so revised.

Under the Implementation Agreement, Alea has agreed to pay to FIN Acquisition a fee of £1,616,230 in the following circumstances:

(i) the Alea Shareholders do not approve the Amalgamation Agreement by the requisite majority at the Special General Meeting and the Acquisition is not implemented or does not become effective; or

(ii) the Independent Directors do not unanimously, without qualification, recommend the Acquisition, or withdraw (or modify or qualify in a manner adverse to FIN Acquisition) their recommendation or approve the announcement of or recommend a Competing Proposal and the Acquisition is not implemented or does not become effective; or

(iii) prior to the Acquisition becoming effective a Competing Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

(iv) the Acquisition is not implemented or does not become effective as a result of certain actions of Alea relating to the implementation of the Acquisition; or

(v) the Acquisition is not implemented or does not become effective in circumstances where the Implementation Agreement has been terminated by FIN Acquisition as a result of a breach by Alea of certain of its obligations under the Implementation Agreement.

The Implementation Agreement may be terminated in certain circumstances, including:

(i) by the mutual consent of FIN Acquisition and Alea at any time prior to the Effective Time; or

(ii) by FIN Acquisition if the Effective Time has not occurred on or before 11.59 p.m. (London time) on 30 October 2007 (or such later time and date as FIN Acquisition and Alea may agree); or

(iii) by either FIN Acquisition or Alea, if FIN Acquisition and Alea agree (each acting reasonably) that it has become apparent that any of the Conditions will not be satisfied; or

(iv) by either FIN Acquisition or Alea, if at any time prior to the Effective Time the Independent Directors withdraw (or modify in a manner adverse to FIN Acquisition) their approval or recommendation of the Acquisition or approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or

(v) by FIN Acquisition, if Alea is in breach of certain of its obligations under the Implementation Agreement.

(b) *Amalgamation Agreement*

Alea and FIN Acquisition have also entered into the Amalgamation Agreement which sets out the terms and means of effecting the Amalgamation as required by the Bermuda Companies Act. In summary, it is agreed in the Amalgamation Agreement that:

(i) the name of the Amalgamated Company shall be Alea Group Holdings (Bermuda) Ltd.;

(ii) the memorandum of association and the bye-laws of the Amalgamated Company shall be in the form as appended to the Amalgamation Agreement;

(iii) it is proposed that Robert Kauffman, Jon Ashley, Greg Share, Mark Cloutier and Kirk Lusk be directors of the Amalgamated Company;

(iv) at the Effective Time by virtue of the Amalgamation and without any action on the part of FIN Acquisition, Alea or Alea Shareholders, each Alea Share (other than Alea Shares held by FIN Acquisition, if any) will be converted into the right to receive the cash consideration referred to in paragraph 2 above, any Alea Shares held by FIN Acquisition will be cancelled, and each share in the capital of FIN Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share in the Amalgamated Company;

(v) the Amalgamation Agreement shall automatically terminate upon the termination of the Implementation Agreement; and

(vi) the Amalgamation Agreement is governed by and is to be construed in accordance with the laws of Bermuda.

6. Information on Fortress Investment Group, the FIN Acquisition Group and certain Affiliates

Fortress Investment Group LLC, an Affiliate of Fortress Investment Group, is a global alternative investment and asset management firm with approximately $35.1 billion in assets under management as of 31 December 2006. Fortress Investment Group LLC is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group LLC's private equity business is focused on making long term investments in cash generating businesses in the United States and Western Europe and building them in partnership with management.

FIN Acquisition is a private exempted limited company newly incorporated in Bermuda formed at the direction of Fortress Investment Group for the purposes of the Acquisition. FIN Acquisition is a wholly owned subsidiary of FIN Holdings, which is itself a private exempted limited company incorporated in Bermuda and is wholly owned by FIN Cayman, an exempted limited partnership of which private equity funds advised by Fortress Investment Group are the limited partners and FIN Cayman GP Limited, an Affiliate of Fortress Investment Group, is the general partner. FIN Acquisition has not traded prior to the date of this document (except for entering into transactions relating to the Acquisition) and has not entered into any obligations other than in connection with the Acquisition. The directors of FIN Acquisition are Robert Kauffman, Randal Nardone, Jon Ashley, Jeff Rosenthal and Greg Share.

The principals of the private equity funds advised and managed by Fortress Investment Group include Wesley Edens, Robert Kauffman and Randal Nardone, who have been investing together since 1987 and who founded Fortress Investment Group in 1998. The principals and their team draw upon specialised expertise in structured finance, real estate, corporate mergers and acquisitions and restructuring to pursue investment opportunities that are often outside the focus of other investment managers.

The investment in Alea will be made by private equity funds comprised of Fortress Investment Group LLC's "Investment Fund IV". Investors in Fortress Investment Group LLC's Investment Fund IV include some of the largest and most respected US and European pension funds and university endowments and many of the top 20 university endowments in the US. Fortress Investment Group LLC's private equity funds, including those comprised in Fortress Investment Group LLC's Investment Fund IV, are managed and advised by Fortress Investment Group. Fortress Investment Group is a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US.

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Amalgamation will be financed out of cash resources being made available to FIN Acquisition pursuant to investments by the private equity funds advised by Fortress Investment Group referred to in the immediately preceding paragraph. Lazard is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Alea Shareholders under the terms of the Amalgamation.

7. Information on the Alea Group

Alea is a speciality insurance and reinsurance group currently in the process of running off all remaining property and casualty business with run-off operations in Europe, Bermuda and the United States. Alea is the ultimate holding company of the Alea Group and is based in Hamilton, Bermuda. On 19 November 2003 Alea's common shares were admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

In its 2006 preliminary results announcement issued on 4 April 2007, the Alea Group reported a loss after tax of $0.8 million for the year ended 31 December 2006 (year ended 31 December 2005: loss after tax: $178.9 million). During the year ended 31 December 2006, the Alea Group experienced favourable development, net of reinsurance, commutations and discount in gross reserves of $5.7 million (year ended 31 December 2005: adverse development of $123.1 million). As at 31 December 2006, the Alea Group had a net asset value of $2.79 per share (£1.42 per share) compared with 31 December 2005 of $2.82 per share (£1.63 per share).

8. Alea Share Schemes

There are as at the date of this document no options outstanding under any of the Alea Share Schemes with an exercise price below 93 pence per Alea Share.

Participants in the Alea Share Schemes will receive a letter informing them of the amendment to the rules of the Executive Plan and the effect of the Amalgamation upon their options. Participants will have the right to exercise their options for a period commencing with the Amalgamation Agreement being approved by Alea Shareholders and ending immediately prior to the Effective Time, at which time all outstanding options shall lapse (assuming Alea Shareholders approve the proposed amendment to the Executive Plan).

9. Delisting of Alea Shares

It is intended that FIN Acquisition will procure that a request will be made by Alea to the UK Listing Authority to cancel the listing of the Alea Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Alea Shares on the London Stock Exchange's market for listed securities so that Alea Shares will cease to be listed on the Official List with effect from the Effective Time and the last day of dealing in Alea Shares on the London Stock Exchange will be the last dealing day before the Effective Time.

10. Settlement

Subject to the Amalgamation becoming effective, settlement of the consideration to which any Alea Shareholder is entitled under the Amalgamation will be effected in the manner described below.

(*a*) *Alea Shares held in uncertificated form (that is, in CREST)*

Where, at the Effective Time, an Alea Shareholder holds Alea Shares in uncertificated form, settlement of the consideration will be paid through CREST as soon as practicable after the Effective Time, in accordance with the CREST payment arrangements.

As from the Effective Time, each holding of Alea Shares credited to any stock account in CREST will be disabled and all Alea Shares will be removed from CREST in due course.

(*b*) *Alea Shares in certificated form (that is, not in CREST)*

Where, at the Effective Time, an Alea Shareholder holds Alea Shares in certificated form, settlement of the consideration to which the Alea Shareholder is entitled will be made in pounds sterling by cheque drawn on a branch of a clearing bank in the United Kingdom. Alea Shareholders may elect instead to receive their consideration in US dollars. Further information about this alternative is set out in sub-paragraph (c) below.

Cheques in respect of the consideration will be despatched by first class post as soon as practicable, and in any event within 14 days, after the Effective Time. As noted in paragraph 2 of Part 1 of this document, FIN Acquisition has agreed to pay the consideration amounts to an appropriate agent prior to the Effective Time on terms that upon the Amalgamation becoming effective these amounts shall be held by such agent for the sole and exclusive benefit of the Alea Shareholders entitled thereto. Cheques will be sent to Alea Shareholders at the addresses appearing in Alea's register of members at the Effective Time or, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned.

Each certificate representing a holding of Alea Shares subject to the Amalgamation will, at the Effective Time, cease to be valid and Alea Shareholders will be bound on the request of the Amalgamated Company either to: (i) destroy such Alea Share certificates; or (ii) return such Alea Share certificates to the Amalgamated Company, or to any person appointed by the Amalgamated Company, for cancellation.

(*c*) *Currency election*

Alea Shareholders may elect to receive the cash consideration payable to them under the terms of the Amalgamation in United States dollars as an alternative to receiving such cash consideration in pounds sterling. Any such election must be made in respect of all, but not less than all, of the cash consideration due to an Alea Shareholder under the terms of the Amalgamation.

If you elect to receive the US Dollar Alternative, the cash consideration payable to you under the terms of the Amalgamation shall be converted into United States dollars at the rate of $1.9735 = £1 (such exchange rate being the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30 a.m. (London time) on the date on which the Offer Period started).

The US Dollar Alternative will be conditional on the Amalgamation becoming effective. Alea Shareholders may elect for the US Dollar Alternative by completing the enclosed Form of Proxy and Election.

Once made, an election for the US Dollar Alternative shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsoever. Persons to whom Alea Shares, in respect of which the US Dollar Alternative has been elected, are transferred before the Effective Time will (pursuant to the change in the bye-laws which is proposed to be approved at the Special General Meeting) receive all cash consideration payable to them under the terms of the Amalgamation in United States dollars.

(*d*) *General*

All documents or cheques sent to Alea Shareholders in accordance with this paragraph 10 will be sent at the shareholder's risk.

Settlement of the consideration to which any Alea Shareholder is due under the Amalgamation will be implemented in full without regard to any lien, right of set off, counterclaim or analogous right to which FIN Acquisition may otherwise be, or claim to be, entitled against any Alea Shareholder.

11. United Kingdom taxation

The comments set out below summarise the United Kingdom taxation treatment of Alea Shareholders pursuant to the Amalgamation. They are based on Alea's understanding of current United Kingdom tax law and HM Revenue & Customs published practice as at the date of this document.

The comments are intended as a general guide and do not constitute taxation or legal advice. They apply to Alea Shareholders resident (and, if individuals, domiciled or ordinarily resident and domiciled) for tax purposes in the United Kingdom who hold Alea Shares as an investment (and not as employment related securities or securities to be realised in the course of a trade) and who are the absolute beneficial owners of those Alea Shares.

All Alea Shareholders, particularly those who are in any doubt about their taxation position or who require more detailed information, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

(*a*) *Capital gains*

Liability to UK taxation on chargeable gains will depend on the individual circumstances of each Alea Shareholder.

The receipt of cash pursuant to the Amalgamation will constitute a disposal of the relevant Alea Shares for the purposes of UK taxation of chargeable gains. Accordingly, Alea Shareholders receiving cash may have a charge to UK capital gains tax or corporation tax on chargeable gains (as appropriate), depending on the relevant shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses).

(*b*) *UK stamp duty and stamp duty reserve tax ("SDRT")*

No UK stamp duty or SDRT will be payable by Alea Shareholders as a result of the Amalgamation.

12. United States taxation

(*a*) *United States Treasury Department Circular 230 Notice:*

To ensure compliance with Treasury Department Circular 230, Alea Shareholders are hereby notified that any discussion of tax matters set forth in this document or any document referred to herein was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any Alea Shareholder, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each Alea Shareholder should seek advice based on its particular circumstances from an independent tax adviser.

(*b*) *General*

The following discussion is a summary under present law of certain US federal income tax consequences of the Amalgamation. This summary addresses only US Holders (as defined below) that hold Alea Shares as capital assets and who dispose of such Alea Shares pursuant to the Amalgamation.

This summary is not tax advice and it does not describe all potential US federal income tax considerations that may be relevant to a particular US Holder's decision with respect to the terms of the Amalgamation. It does not address the tax treatment of investors subject to special rules, such as (without limitation) banks, dealers in securities or foreign currencies, traders in securities or foreign currencies that mark-to-market, financial institutions, mutual funds, insurance companies, tax-exempt entities, persons owning, actually or constructively for purposes of the "controlled foreign corporation" rules of US federal income tax law, 10 per cent. or more of the voting power of all classes of Alea Shares, persons holding Alea Shares as part of a hedge, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons that have a functional currency for US federal income tax purposes other than the US dollar, persons who acquired Alea Shares pursuant to the exercise of options or otherwise as compensation or persons resident or ordinarily resident in the United Kingdom. It also does not address any alternative minimum tax, non-US tax, US state or local tax, estate and gift or other tax considerations. No tax ruling has been requested or received from the IRS in connection with the Amalgamation, and no assurance can be given that the IRS will not assert, or a court would not sustain, a position contrary to the conclusions expressed in this summary. Each US Holder is urged to consult its own tax adviser about the US federal, state and local income tax consequences to it of the Amalgamation. This description is based on the US Internal Revenue Code of 1986, as amended (the "**Code**"), existing and proposed US Treasury regulations promulgated thereunder, current administrative rulings and court decisions, in each case, in effect and available as of the date of this document. All of the foregoing are subject to change, and any such change could be retroactive and could result in tax consequences different from those discussed below.

As used in this paragraph 12, the term "**US Holder**" means a beneficial owner of Alea Shares that is for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organised under the laws of the United States, any state thereof, or the District of Columbia; (iii) a trust that is (a) subject to the control of one or more US persons and the primary supervision of a US court or (b) has a valid election in effect under applicable US Treasury regulations to be treated as a US person; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds Alea Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax adviser as to its tax consequences.

Because the following summary is intended only as a general guide and because the particular circumstances of each person may differ, Alea Shareholders should consult their own tax advisers with respect to any federal, state, local, estate and gift or other tax considerations (including any possible changes in tax law) that may affect their decision either to vote in favour of or to vote against the Amalgamation at the Special General Meeting.

(c) Taxation of capital gain or loss

Subject to the discussions below under "Passive foreign investment company considerations" and "Controlled foreign corporation considerations", a US Holder who disposes of Alea Shares pursuant to the Amalgamation will recognise taxable capital gain or loss in an amount equal to the difference, if any, between the amount realised in the Amalgamation and the US Holder's adjusted tax basis in its Alea Shares. While it is not free from doubt, and except where an election is made to receive the consideration in US dollars, the amount realised by a US Holder should be the US dollar value of the pounds sterling that it receives as of the settlement date if either the US Holder uses the cash method of accounting, or the US Holder uses the accrual method and properly elects to determine value as of the settlement date. If a US Holder uses the accrual method of accounting but does not make an election to determine the US dollar value of the pounds sterling on the settlement date, then the value of pounds sterling would be determined at the Effective Time. Such gain or loss will generally be long term capital gain or loss if, at the time of the disposition, the US Holder's holding period with respect to its Alea Shares exceeds one year, as determined under US federal income tax principles. Certain non-corporate US Holders (including individuals) may be entitled to a preferential tax rate on long term capital gains. The deductibility of capital losses is subject to limitations. Any gain or loss realised by the US Holder generally will be treated as arising from US sources for foreign tax credit purposes.

(d) Foreign currency gain or loss

A US Holder who receives pounds sterling for his Alea Shares pursuant to the Amalgamation will have a tax basis in pounds sterling equal to the US dollar amount realised. A US Holder will recognise exchange gain or loss on a subsequent disposition of the pounds sterling received by such US Holder. Any exchange gain or loss realised generally will be US source ordinary income or loss. US Holders should consult their own tax advisers as to the application of these rules to their particular circumstances.

(e) Passive foreign investment company considerations

Alea believes that Alea Shares should not be treated as stock of a passive foreign investment company, or PFIC, for US federal income tax purposes. However, this is a facutal determination that is made annually and thus may be subject to change.

In general, Alea will be a PFIC for any taxable year in which:

(i) at least 75 per cent. of Alea's gross income for the taxable year is passive income; or

(ii) at least 50 per cent. of the value, determined based on a quarterly average, of Alea's assets is attributable to assets that produce or are held for the production of passive income.

The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25 per cent. of the value of the stock. Under the look-through rule Alea should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75 per cent. test and the 50 per cent. test.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business" is not treated as passive income. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Alea believes that, for the purposes of the PFIC rules, each of the operating subsidiaries in the Alea Group is and has been predominantly engaged in an insurance business and has not had financial reserves in excess of the reasonable needs of its insurance business. Accordingly, Alea believes that each such subsidiary qualifies for the insurance company exception described above.

It should be noted, however, that there are currently no regulations regarding the application of the PFIC provisions to an insurance company and, in particular, there is no direct guidance under the PFIC rules regarding the treatment of insurance companies that have placed their operations into run-off. It is possible that the companies in the Alea Group will no longer be deemed to be engaged in the active conduct of an insurance business, in which case they would no longer qualify for this exception. It is not certain, therefore, that the IRS will not challenge the position that Alea is not a PFIC and that a court will not sustain such challenge.

If Alea is currently or has been a PFIC at any point in the holding period of a US Holder, such US Holder generally would be subject to special rules with respect to the proceeds received in the Amalgamation. In particular:

(i) any gain a US Holder realises will be allocated rateably over the US Holder's holding period for the Alea Shares;

(ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Alea was a PFIC, will be treated as ordinary income; and

(iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

US Holders should consult their tax advisers regarding the effects of these rules on a disposition of Alea Shares in the Amalgamation, including the possible availability of an election that, if made, might mitigate the effects of the rules described above.

(f) Controlled foreign corporation considerations

It is possible that Alea and its non-US subsidiaries may be controlled foreign corporations (**"CFCs"**) for certain US federal income tax purposes. CFC status generally only has potentially adverse consequences to US persons that own actually or constructively for purposes of the CFC rules 10 per cent. or more of the total combined voting power of all classes of a CFC's stock (i.e. 10 per cent. US shareholders). An exception to this general rule is that certain adverse consequences can apply regardless of a US person's ownership percentage if such person disposes of shares of a CFC that would be taxed as an insurance company if it were a US corporation. In summary, if these rules applied to Alea, any gain from the disposition of Alea Shares in the Amalgamation would be treated as ordinary income to the extent of a US Holder's allocable share of Alea's undistributed earnings and profits (determined under United States federal income tax principles) during the period that the US Holder held the shares (with certain adjustments).

Existing proposed regulations in this area do not address how these rules apply if a non-US corporation is not directly engaged in the insurance business itself, but does have one or more non-US subsidiaries that would be taxed as insurance companies if they were domestic corporations. Alea believes, however, that the CFC rules should not apply to dispositions of Alea Shares in the Amalgamation by US persons that are not 10 per cent. US shareholders because Alea is not directly engaged in the insurance business. It is not certain, however, that the IRS will share this interpretation of the proposed regulations. US Holders should consult their tax advisers regarding the effects of these rules on a disposition of Alea Shares in the Amalgamation.

(g) Backup withholding and information reporting

In general, information reporting will apply to the receipt of proceeds by a US Holder in the Amalgamation that are paid within the United States (and in certain cases, outside the United States), unless such US Holder is an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if a US Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a US Holder's United States federal income tax liability provided the required information is furnished to the IRS.

13. Overseas shareholders

The implications of the Amalgamation for persons resident in, or citizens of, jurisdictions outside the United Kingdom ("**Overseas Shareholders**") may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law and (subject to paragraph 4 above) the Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. **Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Amalgamation to their particular circumstances.**

14. Action to be taken

Alea Shareholders will find enclosed with this document a Form of Proxy and Election to be used in connection with the Special General Meeting. **Whether or not you intend to attend the Special General Meeting, please complete and sign the Form of Proxy and Election and return it to Mellon Investor Services L.L.C., Attention: Proxy Processing at PO Box 3862, South Hackensack, NJ 07606-9562, United States of America together with any power of attorney under which it is executed (or a notarially certified copy of such power or authority), so as to arrive as soon as possible and in any event no later than 10.00 a.m. on 19 May 2007. To appoint a proxy on the Internet, the form of instrument appointing a proxy must be made and received at www.proxyvoting.com/alea no later than 10.00 a.m. on 19 May 2007.**

The completion and return of a Form of Proxy and Election will not prevent you from attending and voting at the Special General Meeting, or any adjournment thereof, in person should you so wish and are so entitled.

If you hold depository interests in CREST representing Alea Shares on a one for one basis, you are requested to complete and sign the Form of Direction, which has been sent to such holders in place of a Form of Proxy and Election, in accordance with the instructions printed on the Form of Direction and return it to The Proxy Processing Centre, Telford Road, Bicester OX26 4LD, United Kingdom (or by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom during normal business hours), together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) as soon as possible, and in any event so as to be received no later than 10.00 a.m. on 18 May 2007.

Yours faithfully

Richard Slimmon

Managing Director
for and on behalf of
Merrill Lynch International

CONDITIONS TO THE ACQUISITION

The Acquisition is conditional upon the Amalgamation becoming unconditional and effective, subject to the Code and Bermuda law, by not later than 30 October 2007 or such later date (if any) as FIN Acquisition and Alea may agree. The Acquisition will comply with the rules and regulations of, *inter alia*, the UK Listing Authority, the London Stock Exchange and the Code. The Acquisition will not become effective unless the following conditions are satisfied or, where appropriate, waived:

(a) the approval of the Amalgamation Agreement by three-fourths or more of the Alea Shareholders present and voting, either in person or by proxy, at the Special General Meeting, or any adjournment thereof;

(b) an application for registration of the Amalgamated Company being submitted to the Registrar in accordance with the requirements of section 108 of the Bermuda Companies Act and a certificate of amalgamation being issued to the Amalgamated Company pursuant to that section;

(c) the German Federal Cartel Office ("*Bundeskartellamt*") (i) having notified either FIN Acquisition or Alea that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition ("*GWB*") are not satisfied within a phase one investigation; or (ii) not having informed either FIN Acquisition or Alea within one month from the receipt of the complete notification that it has opened or will open an in-depth investigation ("*Hauptprüfverfahren*") in accordance with section 40, paragraph 1 of the GWB;

(d) there being in full force and effect all authorisations, consents, orders, approvals of or filings with, and all expirations of waiting periods required by, the New York State Insurance Department, the UK's Financial Services Authority, the Bermuda Monetary Authority's Authorisation and Compliance and Insurance Divisions, the Swiss Federal Office of Private Insurance, the Treasurer of the Commonwealth of Australia and the Australian Prudential Regulation Authority and/or any other Third Party exercising regulatory oversight or control over the insurance and reinsurance operations of any member of the Wider Alea Group for the entering into and consummation of the Acquisition, without any conditions, requirements, limitations, restrictions or undertakings, except for any conditions, requirements, limitations, restrictions or undertakings customarily imposed by the applicable Third Party in change of control transactions, which exceptions shall not include any obligation by or on behalf of FIN Acquisition, Fortress Investment Group or any of their respective Affiliates to (i) invest, contribute or loan capital or assets to, guarantee or pledge capital or assets for the benefit of, or maintain, support or guarantee a minimum level of capital or surplus of, Alea or any other member of the Wider Alea Group, (ii) sell, divest, hold separate, or otherwise dispose of any of their or of Alea's or any other member of the Wider Alea Group's respective businesses, operations, product lines or assets or (iii) conduct Alea's or any other member of the Wider Alea Group's respective businesses in a specified manner;

(e) no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected to:

(i) make the Acquisition or its implementation or the acquisition or proposed acquisition by FIN Acquisition or any other member of the Wider FIN Acquisition Group of any shares or other securities in, or control or management of, Alea or any other member of the Wider Alea Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Acquisition or the proposed acquisition of any shares or securities in, or the acquisition of control of, Alea, in any case, to an extent which is material in the context of the Acquisition;

(ii) require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by FIN Acquisition or any other member of the Wider FIN Acquisition Group or by Alea or any other member of the Wider Alea Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any

material part thereof, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iii) limit or delay the ability of any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider FIN Acquisition Group or any member of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(iv) require any member of the Wider FIN Acquisition Group or of the Wider Alea Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Acquisition), in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(v) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FIN Acquisition Group of any shares or other securities (or the equivalent) in Alea, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vi) limit the ability of any member of the Wider FIN Acquisition Group or of the Wider Alea Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FIN Acquisition Group or of the Wider Alea Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be;

(vii) require any person including, without limitation, Fortress Investment Group or any member of the Wider FIN Acquisition Group or any of their respective Affiliates to contribute any capital or provide financial resources or support of any nature whatsoever at any time to any member of the Wider Alea Group;

(viii) result in any member of the Wider Alea Group ceasing to be able to carry on business under any name under which it presently does so; or

(ix) otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider Alea Group or of the Wider FIN Acquisition Group, in any case, to an extent which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole, as the case may be,

and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group, having expired, lapsed or terminated;

(f) all necessary notifications and filings which are the responsibility of Alea having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) having expired, lapsed or been terminated, in each case in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by FIN Acquisition or any other member of the Wider FIN Acquisition Group or the carrying on by any member of the Wider Alea Group of its business, except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Alea Group taken as a whole;

(g) all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition in any relevant jurisdiction for or in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or in relation to the

continuation of the business of any member of the Wider Alea Group having been obtained, in terms and in a form reasonably satisfactory to FIN Acquisition, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Alea Group has entered into contractual arrangements (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider FIN Acquisition Group or the Wider Alea Group, in each case taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by FIN Acquisition for any member of the Wider Alea Group to carry on its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same, in any such case in so far as is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case, taken as a whole;

(h) except as Disclosed, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider Alea Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Acquisition or the proposed acquisition of any shares or other securities in, or change in the control of or management of, Alea or any other member of the Wider Alea Group by any member of the Wider FIN Acquisition Group or otherwise, would or might reasonably be expected to result in (in any case to an extent that is or would reasonably be expected to be material in the context of the Wider Alea Group taken as a whole):

(i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Alea Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) the rights, liabilities, obligations or interests of any member of the Wider Alea Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

(iv) any member of the Wider Alea Group ceasing to be able to carry on its business under any name under which it presently does so;

(v) any asset or interest of any member of the Wider Alea Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider Alea Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Alea Group;

(vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Alea Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(vii) the creation of any liability (actual or contingent) by any member of the Wider Alea Group; or

(viii) the financial or trading position of any member of the Wider Alea Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider Alea Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h);

(i) save as Disclosed, no member of the Wider Alea Group having, since 31 December 2005:

(i) (save as between Alea and any member of the Wider Alea Group or upon the exercise of rights to subscribe for Alea Shares pursuant to the exercise of options granted under the Alea Share Schemes) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Alea or a wholly-owned subsidiary of Alea);

(iii) save for transactions between members of the Alea Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

(iv) save for transactions between members of the Alea Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures;

(v) (save in the ordinary course of business or for transactions between members of the Alea Group) incurred or increased any material indebtedness or liability (actual or contingent);

(vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider Alea Group or the Wider FIN Acquisition Group and in any case which is material in the context of the Wider FIN Acquisition Group or the Wider Alea Group, as the case may be, in each case taken as a whole;

(vii) entered into or varied the terms of any contract, agreement or arrangement with any of the Alea Directors or any other director or senior executive of any member of the Wider Alea Group;

(viii) waived or compromised any claim which is material in the context of the Wider Alea Group taken as a whole;

(ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed;

(x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) made any material alteration to the memorandum or bye-laws (or equivalent constitutional documents) of Alea or any of Alea's subsidiaries;

(xii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(xiii) save for the Acquisition, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement;

(xiv) entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider Alea Group other than to a nature and extent which is normal in the context of the business concerned;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Alea Group in a manner which is material in the context of the Acquisition or of any member of the Wider Alea Group;

(xvi) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider Alea Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case where the consequence would be material in the context of the Wider Alea Group taken as a whole; or

(xvii) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this paragraph (i);

(j) since 31 December 2005, and save as Disclosed:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position, profits or prospects of Alea or any other member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole;

(ii) no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider Alea Group or to which any member of the Wider Alea Group is or may become a party (whether as plaintiff, defendant or otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iii) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Alea Group which might be reasonably expected adversely and materially to affect the Wider Alea Group taken as a whole;

(iv) no contingent or other liability of any member of the Wider Alea Group having arisen or become apparent to FIN Acquisition or increased in any case which is material in the context of the Wider Alea Group taken as a whole; and

(v) no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole.

(k) save as Disclosed, FIN Acquisition not having discovered:

(i) that any financial, business or other information concerning Alea or the Wider Alea Group that has been disclosed at any time by or on behalf of any member of the Wider Alea Group whether publicly, or to Fortress Investment Group or FIN Acquisition, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case to an extent which is material in the context of the Acquisition, and which was not corrected prior to the date hereof either publicly or otherwise Disclosed;

(ii) that any member of the Wider Alea Group is subject to any material liability (actual or contingent) that has not been publicly announced and which has not been adequately provided or reserved for in the accounts of Alea for the year ended 31 December 2005; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Alea Group and which is material in the context of the Wider Alea Group taken as a whole;

(l) FIN Acquisition not having discovered that, save as Disclosed:

(i) any past or present member of the Wider Alea Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Alea Group which is material in the context of the Wider Alea Group taken as a whole; or

(ii) there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider Alea Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which is any case is material in the context of the Wider Alea Group taken as a whole (but, for the avoidance of doubt, excluding any liability of a Third Party which a member of the Alea Group has insured or reinsured in the ordinary course of its business);

(m) save as Disclosed, since 31 December 2005:

(i) no member of the Alea Group having altered the nature or scope of its business in any way that is material in the context of the Alea Group taken as a whole or the implementation of the Acquisition;

(ii) no member of the Alea Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of £3,000,000 or more (based on lower of market and net book value);

(iii) no transfers having been made by any means of any or all of the shares in any subsidiary of Alea (other than intra-group transfers of the shares of any such subsidiary);

(iv) other than in the ordinary course of business consistent with past practice no member of the Alea Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person; and

(v) no member of the Alea Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above; or

(n) the Implementation Agreement not having been terminated in accordance with its terms.

For the purposes of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;

(d) "Disclosed" means (i) fairly disclosed in the annual report and accounts of Alea for the year ended 31 December 2005, or (ii) fairly disclosed in the interim accounts of Alea for the six months ended 30 June 2006; or (iii) otherwise announced on or before 4 April 2007 by Alea by the delivery of an announcement to a Regulatory Information Service; or (iv) fairly disclosed in writing to any Information Recipient in respect of the Acquisition prior to 4 April 2007;

(e) "the Wider Alea Group" means Alea and its subsidiary undertakings, associated undertakings and any other undertakings in which Alea and such undertakings (aggregating their interests) have a substantial interest, the "Alea Group" means Alea and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider FIN Acquisition Group" means FIN Acquisition and its subsidiary undertakings, associated undertakings and any other undertaking in which FIN Acquisition and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(f) "Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person; and

(g) "Information Recipient" means (i) FIN Acquisition; (ii) Fortress Investment Group; and (iii) any professional adviser engaged by FIN Acquisition or Fortress Investment Group in connection with the Acquisition.

FIN Acquisition reserves the right to waive all or any of the above Conditions, in whole or in part, except Conditions (a) and (b). The Acquisition will lapse and the Acquisition will not proceed unless all the above Conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by FIN Acquisition to have been satisfied or to remain satisfied prior to the Acquisition becoming effective. FIN Acquisition shall be under no obligation to waive or treat as fulfilled any of Conditions (c) to (n) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

FIN Acquisition reserves the right to elect to implement the Acquisition by way of a takeover offer, (a) provided that in all the relevant circumstances and in particular having regard to the level of acceptance condition proposed for such Offer there is a reasonable prospect that the Offer will become wholly unconditional, and (b) subject to such amendments as FIN Acquisition may deem necessary or desirable in order to not make such offer directly, or indirectly, in or into Australia, Canada, Japan or the United States and to comply with applicable securities laws.

The Acquisition will not proceed if the German Federal Cartel Office initiates proceedings in accordance with section 40, paragraph 1 of the GWB before the Effective Time.

The Acquisition is subject to the conditions set out above and the further terms set out in this document and the Form of Proxy and Election.

The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

PART 4

FINANCIAL INFORMATION CONCERNING THE ALEA GROUP

The financial information on pages 30 to 91 of this document has been extracted without material adjustment from the full audited consolidated accounts of Alea for the year ended 31 December 2006 and the consolidated income statement and notes relating thereto for the year ended 31 December 2005 on pages 92 to 105 of this document has been extracted without material adjustment from the full audited consolidated accounts of Alea for the year ended 31 December 2005, in which the comparatives for the year ended 31 December 2004 were restated following the adoption of IFRS.

The financial information set out below does not constitute statutory accounts. Statutory accounts for the Alea Group for the years ended 31 December 2006 and 31 December 2005 have been prepared in accordance with the Act and Alea's auditors have made unqualified reports under section 90 of the Act in respect of each such set of statutory consolidated accounts.

Throughout this Part 4, Alea and its subsidiaries are referred to as the "Group" and Alea is referred to as the "Company".

YEAR ENDED 31 DECEMBER 2006

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
Gross premiums written	7	**(74,919)**	997,528
Revenue			
Premium revenue		**303,338**	1,347,768
Premium ceded to reinsurers		**(87,422)**	(261,026)
Net insurance premium revenue	7	**215,916**	1,086,742
Fee income	7	**3,143**	3,006
Investment income	8	**94,821**	89,138
Net realised (losses)/gains on financial assets	9	**(2,500)**	672
Net realised gains on sale of disposal group	10	**4,336**	—
Net realised (losses)/gains on sale of renewal rights	5	**(5,020)**	61,079
Total revenue	7	**310,696**	1,240,637
Expenses			
Insurance claims and loss adjustment expenses		**173,408**	1,146,589
Insurance claims and loss adjustment expenses recovered from reinsurers		**(16,716)**	(227,320)
Net insurance claims	7, 11	**156,692**	919,269
Acquisition costs	7	**69,292**	335,788
Other operating expenses	12, 13	**66,555**	95,435
Restructuring costs	6	**1,087**	22,354
Total expenses		**293,626**	1,372,846
Results of operating activities	7	**17,070**	(132,209)
Finance costs	14	**(24,407)**	(19,892)
Loss before income tax	7	**(7,337)**	(152,101)
Income tax credit/(expense)	15	**6,502**	(26,827)
Loss for the year		**(835)**	(178,928)

Earnings per share for losses attributable to the equity shareholders of the Company during the period:

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Earnings per share on operating activities			
Basic ($)	17	**(0.00)**	(1.03)
Diluted ($)	17	**(0.00)**	(1.03)

EXTRACT FROM ALEA GROUP ANNUAL REPORT 2006

YEAR ENDED 31 DECEMBER 2006

CONSOLIDATED BALANCE SHEET

	Notes	As at 31 December 2006 ($'000)	As at 31 December 2005 ($'000)
ASSETS			
Property, plant and equipment	18	**6,398**	9,908
Intangible assets	19	**8,479**	8,479
Deferred acquisition costs	20	**3,506**	107,000
Financial assets			
Equity securities			
—available for sale	21	**198**	161
Debt securities			
—available for sale	21	**1,664,341**	2,205,532
Loans and receivables including insurance receivables	22	**440,961**	678,158
Deferred tax assets	23	**1,154**	997
Reinsurance contracts	25	**863,475**	1,057,639
Cash and cash equivalents	24	**157,220**	116,962
Total assets		**3,145,732**	4,184,836
LIABILITIES			
Insurance contracts	25	**1,941,514**	2,872,456
Borrowings	26	**317,267**	316,631
Provisions	27	**5,241**	17,562
Other liabilities and charges	28	**40,954**	37,145
Trade and other payables	29	**355,606**	447,648
Deferred tax liabilities	23	**—**	1,878
Current income tax liabilities		**1,009**	1,087
Total liabilities		**2,661,591**	3,694,407
Net assets		**484,141**	490,429
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	31, 30	**1,738**	1,737
Other reserves	30	**687,377**	692,831
Retained loss	30	**(204,974)**	(204,139)
Total equity		**484,141**	490,429

Approved by the Board of Directors on 3 April 2007 and signed on its behalf by:

Kirk H Lusk
Group Chief Financial Officer

YEAR ENDED 31 DECEMBER 2006

CONSOLIDATED CASH FLOW STATEMENT

	Notes	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
Cash (used in)/generated from operations	35	**(586,999)**	114,453
Income tax recovered/(paid)		**1,949**	(3,271)
Net cash (used in)/generated from operating activities		**(585,050)**	111,182
Cash flows generated from/(used in) investing activities			
Purchase of property, plant and equipment		**(735)**	(6,656)
Proceeds on sale of property, plant and equipment		**424**	2,343
Cash payments to acquire equity and debt securities		**(3,820,920)**	(2,612,771)
Cash receipts from sales of equity and debt securities		**4,356,828**	2,351,715
Net amounts outstanding for securities		**(6,448)**	(2,087)
Cash receipts from sale of disposal group		**34,726**	—
Cash receipts from interest and dividends		**85,429**	92,123
Net cash generated from/(used in) investing activities		**649,304**	(175,333)
Cash flows (used in)/generated from financing activities			
Repurchases of ordinary shares		**—**	(2,135)
Proceeds from issuance of ordinary shares		**—**	—
Proceeds from issuance of trust preferred securities		**—**	20,000
Dividends paid to Company's shareholders		**—**	(12,203)
Capital raising fees		**—**	240
Interest paid on borrowings		**(21,888)**	(16,103)
Net cash used in financing activities		**(21,888)**	(10,201)
Net increase/(decrease) in cash and cash equivalents		**42,366**	(74,352)
Cash and cash equivalents at beginning of year		**116,962**	193,628
Cash of a disposal group sold		**(4,477)**	—
Exchange gains/(losses) on cash and bank overdrafts		**2,369**	(2,314)
Cash and cash equivalents at end of year		**157,220**	116,962

YEAR ENDED 31 DECEMBER 2006

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Loss on revaluation of available-for-sale investments	**(11,939)**	(20,519)
Exchange differences on translation of foreign operations	**5,481**	(4,934)
Tax on items taken directly into equity	**—**	(2,120)
Net loss recognised directly in equity	**(6,458)**	(27,573)
Transfers		
Transfers to profit and loss on sale of available-for-sale investments	**913**	(6,074)
Tax on items transferred from equity	**—**	669
Total transfers net of tax	**913**	(5,405)
Loss for the year	**(835)**	(178,928)
Total recognised income and expense for the year	**(6,380)**	(211,906)

The total recognised income and expense are attributable to the Company's equity holders.

YEAR ENDED 31 DECEMBER 2006

NOTES TO THE FINANCIAL STATEMENTS

1. General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related Notes 1 to 46 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2. Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at year end 2006.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

Going concern basis

The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum

2. Basis of preparation (Continued)

debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2006 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern and hence realise its assets and discharge its liabilities in the ordinary course of business. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see Note 5) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;
- the level of insurance reserves (see Notes 4 and 25) recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and
- the availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with potential sources of refinancing and with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the period ending 31 December 2006. A summary of the principal accounting policies is provided in Note 3.

3. Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation

These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the year are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

3. Accounting policies (Continued)

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

(b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

3. Accounting policies (Continued)

The foreign currency rates used for significant foreign currencies are as follows:

	31 December 2006 Average	31 December 2006 Closing	31 December 2005 Average	31 December 2005 Closing
British pound	**0.5437**	**0.5087**	0.5500	0.5788
Euro	**0.7964**	**0.7591**	0.8022	0.8420
Swiss franc	**1.2544**	**1.2201**	1.2418	1.3105

Insurance contracts

The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue

For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance

The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

3. Accounting policies (Continued)

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions

Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such transactions are recognised in the Income Statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of program transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the Income Statement will be made at each balance sheet date where required.

Deferred acquisition costs ("DAC")

Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses

Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5% (2005: 4.5%).

Liability adequacy test ("LAT")

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

3. Accounting policies (Continued)

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income

Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income

Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

(a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

(b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment

Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

3. Accounting policies (Continued)

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets

Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments—Financial Instruments

The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

(a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

(c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

3. Accounting policies (Continued)

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date—the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Income tax expense represents the sum of the tax payable in the year and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

3. Accounting policies (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

(a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments

The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

4. Analysis of risk

Risk management framework

As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk. The Company's Audit Committee, on behalf of the Board, assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk—risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk—risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk—risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable.

Insurance risk

Underwriting risk

When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

Sources of uncertainty in the estimation of future claim payments

The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of claims incurred but not reported ("IBNR") is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all of which affect the quantum of the claim. Additionally, the practical limits to information flows from insured parties hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business is typically written on an

4. Analysis of risk (Continued)

occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

Where possible, the Group adopts multiple techniques to estimate the required level of provisions. This provides a greater understanding of the trends inherent in the experience being projected.

The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each underwriting year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 31 December 2006 by class of business.

	General liability	Motor	Workers' Comp.	Professional	Property	MAT[1]	Total
				($ million)			
1999 and prior	102.3	47.8	20.2	1.0	34.3	96.2	301.8
2000	29.0	12.6	12.6	19.8	7.6	24.6	106.2
2001	31.0	9.8	17.1	24.0	4.1	12.3	98.3
2002	32.0	17.8	10.8	38.6	7.7	5.5	112.4
2003	39.1	32.2	6.3	31.3	9.0	6.5	124.4
2004	42.6	50.4	11.9	37.3	23.3	0.3	165.8
2005	17.7	66.3	4.4	23.7	96.0	0.8	208.9
Reinsurance reserves	**293.7**	**236.9**	**83.3**	**175.7**	**182.0**	**146.2**	**1,117.8**
Insurance reserves	**242.2**	**81.7**	**192.4**	**31.4**	**21.8**	**—**	**569.5**
Total non-life reserves	**535.9**	**318.6**	**275.7**	**207.1**	**203.8**	**146.2**	**1,687.3**
Life Structured Settlements							**246.2**
Life Reinsurance							**23.8**
Provision for claims outstanding, reported and not reported							**1,957.3**

(1) Marine, Aviation and Transport

4. Analysis of risk (Continued)

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves at 31 December 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case reserves	43%	55%	52%
IBNR	57%	45%	48%
Total	**100%**	**100%**	**100%**

Prior year reserve development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

During the twelve months ended 31 December 2006 the Group experienced an improvement in the prior year gross reserves before discount and net of commutations of $34.4 million. After reinsurance this was reduced to a favourable development of $16.9 million (2005: adverse reserves development before discount of $129.2 million, net of reinsurance and commutation).

After discount the favourable reserves development in 2006 was $5.7 million, net of reinsurance commutations (2005: adverse reserves development of $123.1 million, net of reinsurance, commutations and discount).

82% of the 2006 reserve improvement relates to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgment is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the twelve months ended 31 December 2006 for each of the underwriting years indicated. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date

	Year ended 31 December 2006			
Increase/(decrease) in claims outstanding net of reinsurance	Insurance	Reinsurance	Pre-discount Total	Post discount Total
		($ million)		
Underwriting years 1999 and prior	0.0	(3.2)	(3.2)	0.1
Underwriting year 2000	0.0	1.5	1.5	5.0
Underwriting year 2001	1.6	3.5	5.2	11.4
Underwriting year 2002	2.0	3.8	5.8	3.9
Underwriting year 2003	(0.1)	(1.4)	(1.5)	(1.5)
Underwriting year 2004	(7.5)	(19.3)	(26.9)	(26.8)
Underwriting year 2005	0.9	1.3	2.2	2.2
Total	**(3.1)**	**(13.8)**	**(16.9)**	(5.7)

4. Analysis of risk (Continued)

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2006 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows the aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	—	57.0	66.0
1996	101.0	—	74.5
1997	—	—	91.3
1998	19.4	76.4	107.7
1999	159.1	122.7	136.9
2000	121.2	173.8	96.5
2001	81.1	118.2	80.2
2002	71.1	94.2	73.8
2003	63.6	67.4	51.6
2004	60.6	59.5	51.6
2005	71.9	71.6	70.0

Note 25 to the financial statements presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for ultimate claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement would be a change in profit before tax of $19.6 million (31 December 2005: $25.3 million) on an undiscounted basis.

Investment and credit risk

Investment risk

The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets at external managers of $1,733 million as at 31 December 2006, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $29.6 million unrealised loss/profit respectively.

The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

4. Analysis of risk (Continued)

Of total invested assets $1,733 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $89 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2006	31 December 2005
	(in %)	(in %)
US government	**21**	25
US mortgage	**16**	24
EU and Switzerland government and corporate	**11**	16
US corporate	**4**	11
US municipalities	**1**	3
Asset backed securities	**31**	6
Canadian government and provinces	**3**	2
Cash and other	**13**	13
	100	100

Financial and insurance liabilities risk

The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet by approximately $2.1 million.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The three year bank term loan of $150 million and the $50 million revolving loan currently carry an interest margin of 120 basis points over LIBOR, which is adjustable based upon the Standard and Poor's debt ratings for Alea.

Credit risk

When the Group was underwriting, it purchased reinsurance to manage its catastrophe exposure and mitigate insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

In designing the reinsurance programme the Group took account of the risk assessment, the financial strength of reinsurance counterparties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

When underwriting, the Group purchased retrocessional reinsurance to improve the extent to which it could manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

The Group selected its reinsurers and retrocessionaires based on price and credit quality and continues to monitor them closely over time. It also sought to diversify its business among reinsurers and retrocessionaires and required collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party was an effective method for mitigating credit risk.

4. Analysis of risk (Continued)

The Group required that at the time of purchase all reinsurers and retrocessionaires had a minimum credit rating of A –, unless high quality collateral is provided.

The following table shows the reinsurance assets carried on the balance sheet net of collateral, split by the credit rating of the counter party group to which each reinsurer or retrocessionaire belongs and excludes the aggregate stop loss policies purchased by the Group:

Credit Rating of reinsurance counter party	Reinsurance assets as at 31 December 2006	Reinsurance assets as at 31 December 2005
	(in %)	(in %)
AAA	**5**	8
AA	**65**	64
A	**24**	24
BBB	**—**	1
BB	**—**	—
B	**—**	—
Unrated	**6**	3
Total	**100**	100

The aggregate stop loss policies purchased by the Group are collateralised as follows:

31 December 2006 in $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	**59.4**	—	**59.4**	46.1
Max Re contract	**240.2**	(7.7)	**232.5**	240.2

31 December 2005 in $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	**63.6**	—	**63.6**	47.4
Max Re contract	**279.7**	(11.3)	**268.4**	279.7

Additionally, the Group is subject to credit risk in respect of third party entities in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, all of the Group's fixed income portfolio was rated A or better and 93.7% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's

4. Analysis of risk (Continued)

portfolio is AAA. There were no investment write-offs in either 2005 or 2006. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	Debt security investment as at 31 December 2006	Debt security investment as at 31 December 2005
	(in %)	(in %)
AAA/US Government or equivalent	**82.1**	85.0
AA	**11.6**	10.8
A	**6.3**	4.2
Total	**100.0**	100.0

At 31 December 2006, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $27.2 million (31 December 2005: $45.4 million) in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from one to three years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2006, the Group's investment portfolio had an effective duration of 1.7 years (31 December 2005: 2.9 years). The Group has shortened duration targets on its investment portfolios to ensure that sufficient liquidity will be available to execute the commutation strategy and to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Financial risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign currency and interest rates. Another significant risk relates to the liquidity of the Group.

Asset and liability mismatch risk

In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk

The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars.

As at 31 December 2006 the Group estimates that its net exposure to US Dollars equals 89% of shareholders' funds. Net exposure to Canadian dollars is estimated at 4%, to Sterling at 3%, to other currencies at −1% and net exposure to Euro, Scandinavian currencies and Swiss Franc grouped together

4. Analysis of risk (Continued)

at 5% of shareholders' funds. These currencies are grouped together for currency management purposes due to the high level of correlation they have historically experienced relative to each other in comparison to their much lower correlation with the US Dollar. A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

Liquidity Risk

Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2006, the Group's holding company had in place a $150.0 million bank term loan and $50.0 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased by 30 basis points to 120 basis points. The term loan and revolver rank equally. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007. The availability to the holding company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans. The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. For more detail please see Note 2 (Basis of preparation—going concern basis) to the financial statements.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remain at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

5. Net realised (losses)/gains on sale of renewal rights

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	($'000)	($'000)	($'000)	($'000)
Year ended 31 December 2006	**(800)**	**(5,164)**	**944**	**(5,020)**
Year ended 31 December 2005	8,000	47,000	6,079	61,079

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.

A charge of $5.0 million has been recognised in the twelve months ended 31 December 2006 reflecting a necessary change to the fair value which was based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts.

The gains were calculated as the fair value of consideration receivable ($56.1 million). The Group has received payments to date of $20.9 million. The remaining balance of $35.2 million is included within loans and receivables including insurance receivables. The non-current portion of the receivable is $33.7 million.

5. Net realised (losses)/gains on sale of renewal rights (Continued)

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts.

The key data is:

		Alea London Limited	Alea North America Insurance Company	Alea Europe Limited
2005 Premium of business sold	$ millions	167	405	252
Estimated premium to be received during contract period	$ millions	144	1,508	86
Contract period	years	2	5	1
Best estimate of receipts	$ millions	7	42	7
Contractual maximum sales proceeds	$ millions	30	75	30

6. Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Year ended 31 December 2006	]Alea UK ($'000)	Alea US ($'000)	Alea Europe ($'000)	Total ($'000)
Redundancy costs incurred in excess of the provision established based on run-off plan[(1)]	4,135	2,295	—	6,430
Reversal of estimated restructuring provision due to redundancies in other entities[(1)]	—	—	(2,843)	(2,843)
Reversal of estimated restructuring provision related to onerous contracts[(2)]	—	(2,500)	—	(2,500)
Total restructuring costs	**4,135**	**(205)**	**(2,843)**	**1,087**

(1) *In order to execute the run-off plan, the Group reassessed where centres of competency should be located geographically. This resulted in revisions being made to the locations of where staff were retained and consequently additional severance payments were incurred by Alea London and Alea North America whilst Alea Europe was able to reverse an element of the restructuring provision previously established.*

(2) *Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.*

6. Restructuring costs (Continued)

Year ended 31 December 2005	Alea London	Alea North America	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)
Impairment loss recognised in respect of property, plant and equipment (Note 18)	69	1,049	527	1,645
Impairment loss recognised in respect of licences (Note 19)	366	933	—	1,299
Redundancy costs incurred	—	1,157	—	1,157
Estimated restructuring costs[1]	6,032	4,769	7,452	18,253
Total restructuring costs	6,467	7,908	7,979	22,354

(1) The estimated restructuring costs can be further analysed as follows:

	Alea London	Alea North America	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)
Redundancy provision	3,322	—	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	6,032	4,769	7,452	18,253

7. Segmental information

Primary segment information—operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services—the central investment operation.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Gross Premiums Written	21,247	(102,368)	6,202	—	—	(74,919)
Revenue						
Net insurance premium revenue	129,312	61,973	24,631	—	—	215,916
Fee income	502	2,641	—	—	—	3,143
Investment income	—	—	—	94,821	—	94,821
Net realised losses on financial assets	—	—	—	(2,500)	—	(2,500)
Net realised gains on sale of disposal group	—	4,336	—	—	—	4,336
Net realised (losses)/gains on sale of renewal rights	(800)	(5,164)	944	—	—	(5,020)
Total revenue	129,014	63,786	25,575	92,321	—	310,696
Expenses						
Net insurance claims	(85,795)	(58,285)	(12,612)	—	—	(156,692)
Acquisition costs	(38,292)	(23,466)	(7,534)	—	—	(69,292)
Other operating expenses	(18,288)	(29,148)	(15,032)	—	(4,087)	(66,555)
Restructuring (costs)/releases	(4,135)	205	2,843	—	—	(1,087)
Total expenses	(146,510)	(110,694)	(32,335)	—	(4,087)	(293,626)
Results of operating activities	(17,496)	(46,908)	(6,760)	92,321	(4,087)	17,070
Finance costs	—	—	—	(24,407)	—	(24,407)
(Loss)/profit before income tax	(17,496)	(46,908)	(6,760)	67,914	(4,087)	(7,337)
Income tax credit	—	—	—	—	6,502	6,502
(Loss)/profit for the period	(17,496)	(46,908)	(6,760)	67,914	2,415	(835)

7. Segmental information (Continued)

Primary segment information—operating results by operating segment (continued)

Year ended 31 December 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Gross Premiums Written	247,110	498,547	251,871	—	—	997,528
Revenue						
Net insurance premium revenue	298,086	550,639	238,017	—	—	1,086,742
Fee income	2,814	(152)	344	—	—	3,006
Investment income	—	—	—	89,138	—	89,138
Net realised gains on financial assets	—	—	—	672	—	672
Net realised gains on sale of renewal rights	8,000	47,000	6,079	—	—	61,079
Total revenue	308,900	597,487	244,440	89,810	—	1,240,637
Expenses						
Net insurance claims	(295,955)	(387,534)	(235,780)	—	—	(919,269)
Acquisition costs	(95,006)	(189,550)	(51,232)	—	—	(335,788)
Other operating expenses	(30,804)	(29,769)	(20,574)	—	(14,288)	(95,435)
Restructuring costs	(6,467)	(7,908)	(7,979)	—	—	(22,354)
Total expenses	(428,232)	(614,761)	(315,565)	—	(14,288)	(1,372,846)
Results of operating activities	(119,332)	(17,274)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	—	—	—	(19,892)	—	(19,892)
(Loss)/profit before income tax	(119,332)	(17,274)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense	—	—	—	—	(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	(17,274)	(71,125)	69,918	(41,115)	(178,928)

Other segment charges included in the income statement are as follows:

Year ended 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Depreciation (Note 18)	1,912	1,792	438	—	—	4,142
Redundancy costs incurred in excess of the provision established based on run-off plan (Note 6)	4,135	2,295	—	—	—	6,430
Reversal of estimated restructuring provision due to redundancies in other entities (Note 6)	—	—	(2,843)	—	—	(2,843)
Estimated restructuring costs (Note 6)	—	(2,500)	—	—	—	(2,500)
Total restructuring costs	4,135	(205)	(2,843)	—	—	1,087

7. Segmental information (Continued)

Year ended 31 December 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non—allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Depreciation (Note 18)	2,616	2,435	846	—	—	5,897
Impairment loss recognised in respect of property, plant and equipment (Note 6)	69	1,049	527	—	—	1,645
Impairment loss recognised in respect of licences (Note 6)	366	933	—	—	—	1,299
Redundancy costs	—	1,157	—	—	—	1,157
Estimated restructuring costs	6,032	4,769	7,452	—	—	18,253
Total restructuring costs	6,467	7,908	7,979	—	—	22,354

The Group has intra group quota share arrangements between the following legal companies Alea London Limited, Alea Bermuda Ltd, Alea North America Insurance Company, Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to these legal entities are shown and explained below.

For the year ended 31 December 2006 intra group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America to Alea Bermuda. A 35% quota share of Alea London business to Alea Europe was commuted as at 30 September 2006.

For the year ended 31 December 2005 intra group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda.

The effects of all of these arrangements are detailed below:

Year ended 31 December 2006	Alea London	Alea Bermuda	Alea US	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)	($'000)
Net insurance premium revenue	129,312	4,099	57,874	24,631	215,916
Intercompany reinsurance	(31,313)	39,345	(39,534)	31,502	—
Net insurance premium revenue after intercompany reinsurance	97,999	43,444	18,340	56,133	215,916
Underwriting result[(1)]					
Before intercompany reinsurance	**(16,697)**	**(21,548)**	**(28,618)**	**(7,704)**	**(74,567)**
After intercompany reinsurance	**(11,886)**	**(23,968)**	**(37,185)**	**(1,528)**	**(74,567)**

7. Segmental information (Continued)

Year ended 31 December 2005	Alea London	Alea Bermuda	Alea US	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)	($'000)
Net insurance premium revenue	298,086	4,991	545,648	238,017	1,086,742
Intercompany reinsurance	(105,915)	392,876	(384,340)	97,379	—
Net insurance premium revenue after intercompany reinsurance	192,171	397,867	161,308	335,396	1,086,742
Underwriting result[1]					
Before intercompany reinsurance	**(127,332)**	**(64,021)**	**(14,541)**	**(77,204)**	**(283,098)**
After intercompany reinsurance	**(95,618)**	**(124,790)**	**(33,954)**	**(28,736)**	**(283,098)**

(1) Results of operating activities excluding investment income, net realised gains on financial assets, net realised gains on sale of disposal group and intangible assets and net realised gains on sale of renewal rights.

Primary segment information—balance sheet by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services—the central investment operation. The balance

7. Segmental information (Continued)

sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
ASSETS						
Property, plant and equipment	1,798	4,221	379	—	—	6,398
Intangible assets	—	8,479	—	—	—	8,479
Deferred acquisition costs	420	(37)	3,123	—	—	3,506
Financial assets						
Equity securities						
—available for sale	—	—	—	198	—	198
Debt securities						
—available for sale	—	—	—	1,664,341	—	1,664,341
Loans and receivables including insurance receivables	85,497	103,258	113,965	138,241	—	440,961
Deferred tax assets	—	—	—	—	1,154	1,154
Reinsurance contracts	315,180	256,178	292,117	—	—	863,475
Cash and cash equivalents	—	—	—	157,220	—	157,220
Total assets	**402,895**	**372,099**	**409,584**	**1,960,000**	**1,154**	**3,145,732**
LIABILITIES						
Insurance contracts	623,259	634,340	683,915	—	—	1,941,514
Borrowings	—	—	—	317,267	—	317,267
Provisions	2,139	1,425	1,677	—	—	5,241
Other liabilities and charges	5,795	31,677	3,482	—	—	40,954
Trade and other payables	118,984	90,631	145,991	—	—	355,606
Deferred tax liabilities	—	—	—	—	—	—
Current income tax liabilities	—	—	—	—	1,009	1,009
Total liabilities	**750,177**	**758,073**	**835,065**	**317,267**	**1,009**	**2,661,591**
Net assets						**484,141**
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,738
Other reserves						687,377
Retained loss						(204,974)
Total equity						**484,141**

7. Segmental information (Continued)

As at 31 December 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
ASSETS						
Property, plant and equipment	2,962	6,153	793	—	—	9,908
Intangible assets	—	8,479	—	—	—	8,479
Deferred acquisition costs	41,192	55,853	9,955	—	—	107,000
Financial assets						
Equity securities						
—available for sale	—	—	—	161	—	161
Debt securities						
—available for sale	—	—	—	2,205,532	—	2,205,532
Loans and receivables including insurance receivables	146,724	218,124	204,925	108,385	—	678,158
Deferred tax assets	—	—	—	—	997	997
Reinsurance contracts	401,786	365,606	290,247	—	—	1,057,639
Cash and cash equivalents	—	—	—	116,962	—	116,962
Total assets	592,664	654,215	505,920	2,431,040	997	4,184,836
LIABILITIES						
Insurance contracts	909,114	1,149,558	813,784	—	—	2,872,456
Borrowings	—	—	—	316,631	—	316,631
Provisions	5,732	4,768	7,062	—	—	17,562
Other liabilities and charges	1,483	32,767	2,895	—	—	37,145
Trade and other payables	151,564	129,049	167,035	—	—	447,648
Deferred tax liabilities	—	—	—	—	1,878	1,878
Current income tax liabilities	—	—	—	—	1,087	1,087
Total liabilities	1,067,893	1,316,142	990,776	316,631	2,965	3,694,407
Net assets						490,429
EQUITY						
Capital and reserves attributable to the Company's equity holders						
Share capital						1,737
Other reserves						692,831
Retained loss						(204,139)
Total equity						490,429

The capital expenditures are as follows:

Year ended 31 December 2006	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Capital expenditure (Note 18)	**473**	**263**	—	—	—	**736**
Capital expenditure (Note 18)	1,635	4,376	645	—	—	6,656

7. Segmental information (Continued)

Secondary segment information—geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Europe	**(267)**	281,259
Africa	**(28)**	2,010
Near & Middle East	**(108)**	5,477
Far East	**181**	5,535
Australia & Oceania	**(96)**	2,817
North America	**(76,329)**	687,973
Latin America	**1,728**	12,457
	(74,919)	997,528

	Gross premiums written		(Loss)/profit before tax	
Geographical analysis by location of legal entity	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)	($'000)	($'000)
Bermuda	**1,735**	5,758	**(8,176)**	(113,722)
Jersey	**74**	216	**(1,606)**	1,577
United Kingdom	**20,973**	247,603	**5,958**	(77,426)
United States	**(104,102)**	492,789	**(24,570)**	13,754
Switzerland	**6,401**	251,162	**21,057**	23,716
	(74,919)	997,528	**(7,337)**	(152,101)

	Carrying value of assets		Additions to property, plant and equipment	
Geographical analysis by location of legal entity	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)	($'000)	($'000)
Bermuda	**1,135,396**	1,338,645	**—**	10
Jersey	**—**	42,136	**—**	44
United Kingdom	**659,344**	903,366	**473**	1,591
United States	**578,450**	959,893	**263**	4,366
Switzerland	**772,542**	940,796	**—**	645
	3,145,732	4,184,836	**736**	6,656

7. Segmental information (Continued)

Operating equity and shareholders' equity interests	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Alea Europe Ltd	**230,660**	212,312
Alea (Bermuda) Ltd[1]	**226,651**	279,821
Alea US	**241,491**	275,556
Amounts held in Holding Companies	**103,703**	3,862
Amounts held in non-insurance subsidiaries	**(1,097)**	3,004
Note provided by Alea Europe Ltd to Alea US	**—**	32,505
	801,408	807,060
Amounts owed to credit institutions	**(199,574)**	(199,006)
Trust preferred securities	**(117,693)**	(117,625)
Shareholders' funds attributable to equity interests	**484,141**	490,429

(1) The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Alea London Ltd	**87,954**	84,857
Alea Global Risk Ltd[2]	—	11,411
Alea Jersey Ltd[2]	—	2,082

(2) These entities were liquidated in the fourth Quarter 2006.

8. Investment income

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Financial assets—available for sale:		
—Interest income from debt securities	**86,537**	82,047
Cash and cash equivalents interest income	**8,284**	7,091
	94,821	89,138

9. Net realised (losses)/gains on financial assets

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Realised gains on financial assets—available for sale	**4,700**	8,949
Realised losses on financial assets—available for sale	**(7,200)**	(8,277)
	(2,500)	672

10. Sale of disposal group

Alea North America Specialty Insurance Company

Alea North America Insurance Company ("ANAIC") sold its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. on 29 September 2006. ANAIC received a cash payment of $34.7 million representing $4 million plus the statutory policyholders' surplus of ANASIC as at date of sale. The Group has recognised in its IFRS accounts a net realised gain on the sale of $4.3 million.

On the date of the sale, the Group's Alea (Bermuda) Ltd affiliate assumed 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements are supported by a guarantee of the Company.

	As at 29 September 2006 ($'000)	As at 31 December 2005 ($'000)
ASSETS		
Deferred acquisition costs	**45**	91
Financial assets		
Debt securities		
—available for sale	**25,532**	35,816
Loans and receivables including insurance receivables	**2,853**	1,227
Reinsurance contracts	**9,487**	14,607
Cash and cash equivalents	**4,477**	1,012
Total assets	**42,394**	52,753
LIABILITIES		
Insurance contracts	**11,769**	15,063
Other liabilities and charges	**177**	118
Trade and other payables	**58**	6,605
Total liabilities	**12,004**	21,786
Net Assets	**30,390**	30,967
Net realised gains on sale of disposal group	**4,336**	
Total net consideration	**34,726**	

The total consideration was satisfied in cash.

Net cash inflow arising on disposal:	
Cash consideration	**34,726**
Cash and cash equivalents disposed of	**(4,477)**
Total net cash inflow on disposal	**30,249**

11. Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Underwriting years 1999 and prior	**(3,242)**	38,050
Underwriting year 2000	**1,465**	26,344
Underwriting year 2001	**5,164**	26,337
Underwriting year 2002	**5,770**	26,598
Underwriting year 2003	**(1,465)**	4,216
Underwriting year 2004	**(26,846)**	7,647
Underwriting year 2005	**2,209**	—
	(16,945)	129,192
Claims outstanding net of reinsurance at prior year end before discount	**1,546,036**	1,211,177
Discount	**(116,679)**	(96,487)
	1,429,357	1,114,690

12. Results of operating activities

Profit/(loss) from operations has been arrived after charging:

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Depreciation of property, plant and equipment	**4,142**	5,897
Staff costs (see Note 13)	**37,757**	58,334
Auditors' remuneration (see below)	**3,283**	6,291

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Audit services	**2,523**	2,052
Tax services	**18**	386
Actuarial and other consulting	**742**	3,853
Total auditor's remuneration	**3,283**	6,291

13. Staff costs

The average monthly number of employees (including Executive Directors) was:

	Year ended 31 December 2006	Year ended 31 December 2005
Underwriting	**14**	124
Finance	**45**	52
Information Technology	**19**	41
Claims	**48**	40
Technical Accounts	**22**	42
Management and administration	**30**	79
	178	378

Their aggregate remuneration comprised:

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Wages and salaries(1)	**32,524**	49,918
Social security costs	**2,608**	4,416
Other pension costs (see Note 39)	**2,625**	4,000
	37,757	58,334

(1) Wages and salaries include $8.1 million of retention bonuses that were expensed in the year ended 31 December 2006 (2005: $Nil). Severance payments of $12.2 million made in the year ended 31 December 2006 (2005: $1.5 million) are excluded in the table above. Of this $12.2 million, $8.6 million was provided in the restructuring provision established at 31 December 2005 (see Note 27). The remaining $3.6 million has been charged through the Income Statement in 2006 (see Note 6).

14. Finance costs

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Interest on borrowings	**22,990**	16,344
Other investment expenses	**3,288**	4,529
Exchange gains on non-functional currencies and transactions losses	**(1,871)**	(981)
	24,407	19,892

15. Income tax (credit)/expense

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Current tax credit:		
UK corporation tax	**326**	42
Foreign tax	**(4,934)**	(208)
Total current tax	**(4,608)**	(166)
Deferred tax (Note 23):	**(1,894)**	26,993
Total income tax (credit)/expense	**(6,502)**	26,827

UK corporation tax is calculated at 30% (2005: 30%) of the estimated assessable UK profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The tax charge for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Loss on ordinary activities before taxation	**(7,337)**	(152,101)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2005: 30%)	**(2,201)**	(45,630)
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	**611**	33,098
Adjustment in respect of prior periods	**(884)**	98
Overseas and other taxes	**973**	810
Withholding tax on dividends	**—**	171
Write off deferred tax assets previously recognised	**—**	16,991
Deferred tax asset in respect of current year losses not recognised	**—**	23,153
Utilisation of tax losses in respect of which no deferred tax assets were provided	**(4,276)**	—
Other permanent differences	**(725)**	(1,864)
Tax (credit)/charge for the year	**(6,502)**	26,827

In addition to the amount charged to the Income Statement, no deferred tax has been charged to equity in the year (2005: charge of $1.5 million).

16. Dividends

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Final dividend for the year ended 31 December 2004 of $0.07 per share	**—**	12,203
	—	12,203

17. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings	Year ended 31 December 2006	Year ended 31 December 2005
	($)	($)
Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company	**(835,201)**	(178,928,407)
Effect of dilutive potential ordinary shares:	—	—
Earnings for the purposes of diluted earnings per share	**(835,201)**	(178,928,407)

Number of shares	Year ended 31 December 2006 Number	Year ended 31 December 2005 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,738,502**	173,913,624
Effect of dilutive potential ordinary shares:		
—Share options	—	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,738,502**	173,913,624

18. Property, plant and equipment

	Computer equipment and software	Fixtures and office equipment	Other	Total
	($'000)	($'000)	($'000)	($'000)
Cost or Valuation				
At 1 January 2005	30,162	8,198	2,718	41,078
Additions	5,708	948	—	6,656
Exchange difference	(2,622)	(375)	(361)	(3,358)
Disposals	(7,131)	(978)	(633)	(8,742)
At 31 December 2005	26,117	7,793	1,724	35,634
Additions	705	31	—	736
Exchange difference	2,294	255	120	2,669
Disposals	(6,263)	(3,481)	(131)	(9,875)
At 31 December 2006	**22,853**	**4,598**	**1,713**	**29,164**
Accumulated depreciation and impairment				
At 1 January 2005	(20,674)	(4,526)	(2,275)	(27,475)
Charge for the year	(4,331)	(1,480)	(86)	(5,897)
Impairment loss(1)	(910)	(732)	(3)	(1,645)
Exchange differences	2,408	318	164	2,890
Eliminated on disposals	4,872	895	634	6,401
At 31 December 2005	(18,635)	(5,525)	(1,566)	(25,726)
Charge for the year	(3,778)	(336)	(28)	(4,142)
Exchange differences	(1,957)	(230)	(160)	(2,347)
Eliminated on disposals	5,780	3,522	147	9,449
At 31 December 2006	**(18,590)**	**(2,569)**	**(1,607)**	**(22,766)**
Carrying amount				
At 31 December 2006	**4,263**	**2,029**	**106**	**6,398**
At 31 December 2005	7,482	2,268	158	9,908

(1) *The impairment loss on fixtures and equipment as well as on computer equipment and software arose in connection with the restructuring following the Group announcement in 2005 regarding the run-off of all subsidiaries. Please see Note 6.*

19. Intangible assets

	Licences ($'000)
Cost	
At 1 January 2005	9,968
Additions	—
At 31 December 2005	9,968
Additions	—
At 31 December 2006	**9,968**
Amortisation	
At 1 January 2005	(190)
Impairment of asset	(1,299)
At 31 December 2005	(1,489)
Impairment of asset	—
At 31 December 2006	**(1,489)**
Carrying amount	
At 31 December 2006	**8,479**
At 31 December 2005	8,479

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. The licences are tested for impairment at each balance sheet date. At 31 December 2006 the impairment review indicated that the carrying value of the licenses reflects the recoverable amount and no impairment write down is necessary (31 December 2005: impairment of $1.3 million recognised).

20. Deferred acquisition costs

	Deferred acquisition costs ($'000)
At 1 January 2005	198,059
Change in year	(87,554)
Exchange difference	(3,505)
At 31 December 2005	107,000
Change in year	(103,718)
Exchange difference	224
At 31 December 2006	**3,506**
At 31 December 2006	**3,506**
At 31 December 2005	107,000
At 31 December 2006	
Current assets	**283**
Non-current assets	**3,223**
	3,506
At 31 December 2005	
Current assets	103,494
Non-current assets	3,506
	107,000

21. Financial assets

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Available-for-sale investments		
—Equity securities	**198**	161
—Debt securities	**1,664,341**	2,205,532

The investments included above represent investments in listed equity securities and listed debt securities. The fair values of these investments are based on quoted market prices.

The current portion of financial assets is $505,265,000 (31 December 2005: $1,159,273,000) the remaining being non-current.

Summary by maturity—Debt securities	As at 31 December 2006		As at As at 31 December 2005	
	($'000)	(%)	($'000)	(%)
Less than 1 year	**661,770**	**39.8**	458,192	20.8
1 year up to 3 years	**354,899**	**21.3**	508,034	23.0
3 years up to 5 years	**228,385**	**13.7**	480,236	21.8
5 years up to 10 years	**136,633**	**8.2**	235,875	10.7
More than 10 years	**282,654**	**17.0**	523,195	23.7
	1,664,341	**100.0**	2,205,532	100.0

22. Loans and receivables including insurance receivables

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Deposits with ceding undertakings	**118,558**	87,711
Debtors arising out of insurance operations	**21,989**	33,497
Debtors arising out of reinsurance operations	**143,993**	334,846
Amounts due from reinsurance operations not transferring significant risk	**66,293**	123,116
Accrued income(1)	**49,282**	71,830
Other prepayments	**2,531**	6,080
Other debtors	**38,315**	21,078
Total loans and receivables including insurance receivables	**440,961**	678,158
Current asset	**63,710**	237,198
Non-current asset	**377,251**	440,960
	440,961	678,158

(1) $35.2 million (31 December 2005: $41.9 million) of the renewal rights sales are recorded as accrued income at the balance sheet date as disclosed in Note 5.

Loans and receivables including insurance receivables are recorded on the balance sheet at amortised cost.

23. Deferred Income Tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period:

Deferred tax assets

	Tax losses and disclaimed technical reserves	Depreciation in advance of capital allowances	US subsidiary insurance transaction timing differences	Bonus and pension accruals not currently deductible and other timing differences	Total
	($'000)	($'000)	($'000)	($'000)	($'000)
At 1 January 2005	26,106	974	2,969	337	30,386
(Charged)/credited to the income statement	(22,929)	122	(3,612)	(322)	(26,741)
(Charged)/credited to equity (net of transfers to retained earnings)	(2,094)	—	643	—	(1,451)
Exchange differences	(1,083)	(107)	—	(7)	(1,197)
At 1 January 2006	—	989	—	8	997
(Charged)/credited to the income statement	—	27	—	(11)	16
Exchange differences	—	138	—	3	141
As at 31 December 2006	—	**1,154**	—	—	**1,154**

Deferred tax liabilities

	Capital allowances in advance of depreciation	US subsidiary insurance transaction timing differences	Total
	($'000)	($'000)	($'000)
At 1 January 2005	1,626	—	1,626
(Credited)/charged to the income statement	(1,626)	1,878	252
At 1 January 2006	—	1,878	1,878
Credited to the income statement	—	(1,878)	(1,878)
As at 31 December 2006	—	—	—

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Deferred tax assets	1,154	997
Deferred tax liabilities	—	(1,878)
	1,154	(881)

At the balance sheet date the Group has unrecognised deferred tax assets of $47.8 million (31 December 2005: $45 million) in respect of tax losses carried forward. The assets have not been recognised due to the unpredictability of future profit streams.

23. Deferred Income Tax (Continued)

At the balance sheet date, the Group has unused tax losses of $182.6 million (31 December 2005: $184.9 million) available for offset against future profits. Of the losses at 31 December 2006 $24.6 million (31 December 2005: $Nil) relate to the US, $140.5 million (31 December 2005: $137.0 million) relate to the UK and $17.5 million (31 December 2005: $47.9 million) relate to Switzerland.

The US losses expire in 2026.

In the UK, tax losses are in part carried forward as disclaimed technical reserves. UK losses have no expiry date. The amounts included within 'Tax losses and disclaimed technical reserves' above are shown net of deferred tax liabilities in respect of UK equalisation reserves.

Swiss losses expire as follows: $0.3 million in 2007 and $17.2 million in 2008. The figures above do not include Swiss losses which became available to carry forward in Alea Europe Ltd following the merger of that company with Alea Group Holdings AG referred to in Note 44.

The deferred tax assets as at 31 December 2006 and as at 31 December 2005 are current assets.

The deferred tax liabilities as at 31 December 2006 and as at 31 December 2005 are current liabilities.

The deferred income tax (charged) or credited to equity during the year is as follows:

	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Revaluation reserve[1]	—	1,420
Hedging and translation reserve[2]	—	(2,871)
	—	(1,451)

(1) The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve. The hedging and translation reserve is a component of shareholders' equity.

24. Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Cash at bank and in hand	**69,738**	69,099
Short-term deposits with credit institutions	**87,482**	47,863
Total cash and cash equivalents	**157,220**	116,962

Cash and cash equivalents yielded an effective rate of interest of 5.2% in the year ended 31 December 2006 (31 December 2005: 4.6%).

25. Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 31 December 2006 ($'000)	As at 31 December 2005 ($'000)
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**1,957,249**	2,531,928
Discount	**(105,855)**	(133,443)
	1,851,394	2,398,485
Claims handling provisions	**17,823**	30,372
Total gross claims outstanding	**1,869,217**	2,428,857
Provision for unearned premiums on insurance contracts	**72,297**	443,599
Total insurance contracts	**1,941,514**	2,872,456
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**299,544**	343,312
Discount	**(7,657)**	(11,308)
Net aggregate excess reinsurance	**291,887**	332,004
Other reinsurance		
Provision for claims outstanding, reported and not reported	**573,216**	672,952
Discount	**(2,665)**	(5,455)
Net other reinsurance	**570,551**	667,497
Total reinsurance		
Provision for claims outstanding, reported and not reported	**872,760**	1,016,264
Discount	**(10,322)**	(16,763)
Total reinsurers' share of claims outstanding	**862,438**	999,501
Provision for unearned premiums on reinsurance contracts	**1,037**	58,138
Total reinsurance contracts	**863,475**	1,057,639
Undiscounted claims outstanding, net of reinsurance	**1,102,312**	1,546,036
Discount	**(95,533)**	(116,679)
Claims outstanding net of reinsurance	**1,006,779**	1,429,357

Security held for aggregate excess reinsurance	As at 31 December 2006 ($'000)	As at 31 December 2005 ($'000)
Deposits received from reinsurers	**46,119**	47,445
Trust fund and LOC collateral available against aggregate excess contracts	**240,182**	279,704
Total collateral available against aggregate excess reinsurance recoverable.	**286,301**	327,149
Collateral held in respect of unearned premiums	**—**	13
Total collateral held	**286,301**	327,162

25. Insurance and reinsurance contracts (Continued)

	As at 31 December 2006 ($'000)	As at 31 December 2005 ($'000)
Current assets	**211,817**	194,164
Non-current assets	**651,658**	863,475
Total reinsurance contracts	**863,475**	1,057,639
Current liabilities	**697,937**	930,942
Non-current liabilities	**1,243,577**	1,941,514
Total insurance contracts	**1,941,514**	2,872,456

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed semi-annually and is reviewed by the Group's management.

25. Insurance and reinsurance contracts (Continued)

Underwriting year table

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Gross								
Estimate of cumulative claims:								
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092,870	630,215	
One year later	4,564,137	452,324	396,996	612,137	816,546	990,260	**610,599**	
Two years later	4,710,816	485,269	417,049	611,228	794,346	**883,970**		
Three years later	4,755,187	507,747	441,839	654,210	**786,147**			
Four years later	4,828,948	539,694	440,855	**660,908**				
Five years later	4,874,927	550,212	**459,255**					
Six years later	4,883,595	**563,532**						
Seven years later	**4,893,658**							
Estimate of cumulative claims as at 31 December 2006	**4,893,658**	**563,532**	**459,255**	**660,908**	**786,147**	**883,970**	**610,599**	**8,858,069**
Cumulative payments at 31 December 2006	(4,582,791)	(459,004)	(360,698)	(483,883)	(501,328)	(507,924)	(279,664)	(7,175,292)
	310,867	**104,528**	**98,557**	**177,025**	**284,819**	**376,046**	**330,935**	**1,682,777**
Unearned element of reserves at 31 December 2006	—	—	52	233	—	41	(1,707)	(1,381)
Earned non-life reserves before effect of discounting as at 31 December 2006	**310,867**	**104,528**	**98,609**	**177,258**	**284,819**	**376,087**	**329,228**	**1,681,396**
Life and finite reserves as at 31 December 2006								**275,853**
Claims handling provisions as at 31 December 2006								**17,823**
Present value of reserves before discount recognised in the balance sheet as at 31 December 2006								**1,975,072**

25. Insurance and reinsurance contracts (Continued)

Underwriting year table (Continued)

	1999 and prior	2000	2001	2002	2003	2004	2005	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Reinsurance recoverable								
Estimate of cumulative claims:								
At end of underwriting year	557,558	87,617	140,151	176,731	165,184	177,565	144,472	
One year later	1,544,260	163,700	173,153	196,084	184,701	145,792	**132,953**	
Two years later	1,662,449	156,068	177,605	211,944	190,173	**137,365**		
Three years later	1,646,776	149,374	152,152	212,974	**182,641**			
Four years later	1,660,199	136,623	146,574	**199,845**				
Five years later	1,684,626	130,220	**157,163**					
Six years later	1,667,762	**130,984**						
Seven years later	**1,669,539**							
Estimate of cumulative recoveries at 31 December 2006	**1,669,539**	**130,984**	**157,163**	**199,845**	**182,641**	**137,365**	**132,953**	**2,610,490**
Cumulative recoveries received at 31 December 2006	(1,516,740)	(106,986)	(95,291)	(63,578)	(59,334)	(84,394)	(57,576)	(1,983,899)
	152,799	**23,998**	**61,872**	**136,267**	**123,307**	**52,971**	**75,377**	**626,591**
Unearned element of reinsurance recoverable at 31 December 2006	—	9	36	62	(13)	49	(229)	(86)
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2006	**152,799**	**24,007**	**61,908**	**136,329**	**123,294**	**53,020**	**75,148**	**626,505**
Life and finite reinsurance recoverable as at 31 December 2006								**246,255**
Present value of reinsurance recoverable before discount recognised in the balance sheet as at 31 December 2006								**872,760**

25. Insurance and reinsurance contracts (Continued)

Underwriting year table (Continued)

	1999 and prior ($'000)	2000 ($'000)	2001 ($'000)	2002 ($'000)	2003 ($'000)	2004 ($'000)	2005 ($'000)	Total ($'000)
Net								
Estimate of cumulative claims:								
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,305	485,743	
One year later	3,019,877	288,624	223,843	416,053	631,845	844,468	**477,646**	
Two years later	3,048,367	329,201	239,444	399,284	604,173	**746,605**		
Three years later	3,108,411	358,373	289,687	441,236	**603,506**			
Four years later	3,168,749	403,071	294,281	**461,063**				
Five years later	3,190,301	419,992	**302,092**					
Six years later	3,215,833	**432,548**						
Seven years later	**3,224,119**							
Estimate of net cumulative claims at 31 December 2006	**3,224,119**	**432,548**	**302,092**	**461,063**	**603,506**	**746,605**	**477,646**	**6,247,579**
Net cumulative payments at 31 December 2006	(3,066,051)	(352,018)	(265,407)	(420,305)	(441,994)	(423,530)	(222,088)	(5,191,393)
	158,068	**80,530**	**36,685**	**40,758**	**161,512**	**323,075**	**255,558**	**1,056,186**
Unearned element of reserves at 31 December 2006	—	(9)	16	171	13	(8)	(1,478)	(1,295)
Earned net non-life reserves before effect of discounting as at 31 December 2006	**158,068**	**80,521**	**36,701**	**40,929**	**161,525**	**323,067**	**254,080**	**1,054,891**
Net life and finite reserves as at 31 December 2006								**29,598**
Claims handling provisions as at 31 December 2006								**17,823**
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2006								**1,102,312**

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Limited ('Imperial') (now called Alea London Limited). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2006, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2006.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2006 was $246.2 million.

26. Borrowings

The borrowings are repayable as follows:

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
On demand or within one year	**200,000**	—
In the second year	**—**	200,000
In the third to fifth years inclusive	**—**	—
After five years	**120,000**	120,000
Total borrowings	**320,000**	320,000
Less: Capitalised debt raising expenses	**(2,733)**	(3,369)
Total borrowings net of capitalised expenses	**317,267**	316,631

Analysis of borrowings:

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Amounts owed to credit institutions	**200,000**	200,000
Trust preferred securities	**120,000**	120,000
Total borrowings	**320,000**	320,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions

The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalisation ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets. Under the terms of the Group's bank credit agreement these borrowings fall due for repayment in September 2007.

Trust preferred securities

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

27. Provisions

	Restructuring Provision
	($'000)
At 31 December 2004	—
Additional provision in the period (see Note 6)	18,253
Exchange difference	(691)
At 31 December 2005	17,562
Utilisation of provision due to onerous contracts	(2,052)
Reversal of provision due to onerous contracts[(1)]	(2,500)
Utilisation of provision due to severance payments	(8,638)
Exchange difference	869
At 31 December 2006	**5,241**

(1) As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see Note 6.

At 31 December 2006	
Current liabilities	**3,433**
Non-current liabilities	**1,808**
	5,241
At 31 December 2005	
Current liabilities	9,821
Non-current liabilities	7,741
	17,562

28. Other liabilities and charges

	Deferred reinsurance commission	Other accruals and deferred income[(1)]	Total
	($'000)	($'000)	($'000)
At 31 December 2004	3,459	27,680	31,139
Change in the period	(97)	5,272	5,175
Exchange difference	—	831	831
At 31 December 2005	3,362	33,783	37,145
Change in the period	(516)	4,782	4,266
Exchange difference	—	(457)	(457)
At 31 December 2006	**2,846**	**38,108**	**40,954**

(1) Includes regulatory levies of $7.9 million for Alea US.

At 31 December 2006	
Current liabilities	**38,545**
Non-current liabilities	**2,409**
	40,954
At 31 December 2005	
Current liabilities	**34,299**
Non-current liabilities	**2,846**
	37,145

29. Trade and other payables

	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Insurance balance payable	**7,109**	49,470
Reinsurance balance payable	**177,726**	138,986
Deposits received from reinsurers	**52,847**	68,813
Reserves withheld creditors	**47,004**	52,009
Liabilities from reinsurance operations not transferring significant risk	**67,342**	124,925
Other taxes and social securities	**3,578**	13,445
Total trade and other payables	**355,606**	447,648
Current assets	**54,380**	92,041
Non-current assets	**301,226**	355,607
	355,606	447,648

30. Consolidated statement of changes in equity

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve[1]	Hedging and translation reserves[2]	Retained earnings	Share based payment reserve	Non-distributable reserve[3]	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	—	490,429
Issuance of shares	1	357					(358)		—
Loss of the period						(835)			(835)
Revaluation on available for sale investments—gross				(11,026)					(11,026)
Revaluation on available for sale investments—tax				—					—
Movement in share based payment reserve							92		92
Translation gains—gross					5,481				5,481
Translation gains—tax					—				—
As at 31 December 2006	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	—	484,141

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve[1]	Hedging and translation reserves[2]	Retained earnings	Share based payment reserve	Non-distributable reserve[3]	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,128)							(2,135)
Loss of the period						(178,928)			(178,928)
Revaluation on available for sale investments—gross				(26,593)					(26,593)
Revaluation on available for sale investments—tax				1,420					1,420
Movement in share based payment reserve							163		163
Transfer from non-distributable reserve—gross						6,240		(6,240)	—
Transfer to non-distributable reserve—tax						(1,872)		1,872	—
Translation losses—gross					(4,934)				(4,934)
Translation losses—tax					(2,871)				(2,871)
Dividend paid						(12,203)			(12,203)
As at 31 December 2005	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	—	490,429

(1) The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

(3) The non-distributable reserve represents a statutory reserve established by Alea London Limited in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

31. Share capital

	31 December 2006		As at 31 December 2005	
	Number '000s	$'000	Number '000s	$'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**173,788**	**1,738**	173,726	1,737
Total allotted, called up share capital and fully paid	**173,788**	**1,738**	173,726	1,737

32. Share capital movement

	Number '000s	$'000
At 31 December 2005	173,726	1,737
Cancellation of shares	(16)	—
Issuance of Shares (Restricted Share Units—RSU)	77	1
At 31 December 2006	**173,787**	**1,738**

33. Stock options and restricted shares

Bermuda Plan

Alea Group Holdings AG (a former Group company which was merged with Alea Europe Ltd in 2005) had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended (the "Bermuda Plan"), in connection with the re-domiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

33. Stock options and restricted shares (Continued)

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

Other

The company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options are disclosed in Note 34.

34. Share-based payments

Equity-settled share option plan

The Group plans provide for a grant price equal to the average quoted market price of the Group shares on the date of grant. The vesting period is generally 5 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are typically contractually forfeited if the employee leaves the Group subject to certain exercise periods that apply to vested options and to certain options granted in 2005 pursuant to the Executive Plan.

	Year ended 31 December 2006		Year ended 31 December 2005	
	Number of options	Weighted average exercise price in $	Number of options	Weighted average exercise price in $
Options outstanding at beginning of year	**9,383,428**	**3.65**	11,912,640	3.76
Options granted during the year	**—**	**—**	1,593,520	3.21
Options forfeited during the year	**(4,694,752)**	**3.95**	(4,122,732)	3.54
Options exercised during the year	**—**	**—**	—	—
Options which expired during the year	**—**	**—**	—	—
Options outstanding at end of year	**4,688,676**	**3.68**	9,383,428	3.65
Options exercisable at end of year	**3,153,866**	**3.59**	5,827,708	3.52

34. Share-based payments (Continued)

No options were exercised during the year. The options outstanding at 31 December 2006 had a weighted average exercise price of $3.68 (2005: $3.65), and the weighted average remaining contractual lives of those options are as follows.

	Year ended 31 December 2006			Year ended 31 December 2005		
	Range of exercise prices	Weighted Average Remaining Contractual Life	Number of share options outstanding	Range of exercise prices	Weighted Average Remaining Contractual Life	Number of share options outstanding
Options outstanding at end of year divided into meaningful ranges						
Share options issued in respect of Alea Group Holdings AG after repricing	**$3.22 – $3.22**	**2.04**	**142,660**	$3.22 – $3.22	3.11	298,000
Alea Group Holdings (Bermuda) Limited options granted pre-IPO	**$3.22 – $4.30**	**4.27**	**2,840,480**	$3.22 – $4.30	5.51	6,119,628
Alea Group Holdings (Bermuda) Limited options granted post-IPO	**$3.21 – $4.31**	**7.95**	**1,705,536**	$3.21 – $4.31	8.66	2,965,800
All options	**$3.21 – $4.31**	**5.54**	**4,688,676**	$3.21 – $4.31	6.43	9,383,428

	Year ended 31 December 2006(1)	Year ended 31 December 2005
Weighted average fair value of options granted during the year as determined at measurement date	**not applicable**	0.97

In order to incorporate the effects of expected early exercise, a binomial model was used to value the share options granted during the year. The inputs into that model in respect of options granted during the year are as follows:

Weighted average share price	**not applicable**	3.55
Weighted average exercise price	**not applicable**	3.48
Weighted average expected volatility	**not applicable**	23%
Weighted average option life	**not applicable**	10 years
Weighted average expected dividends	**not applicable**	2.54%
Weighted average risk-free interest rate	**not applicable**	4.80%

(1) There were no options granted in 2006.

For share options granted post—IPO, the expected volatility was determined by calculating the historical volatility of the Group's share price since the IPO. For all earlier grants of share options, a volatility rate of 3% was selected for use in fair valuing the options.

34. Share-based payments (Continued)

The Group recognised the following total expenses and repurchases in respect of equity-settled share based payment transactions:

	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
Total expense recognised for the year arising from share-based payment transactions that were recognised immediately as an expense—(all are equity settled)	**(86)**	314
RSU expense charged in year	**178**	139
Cash repurchases of vested options held by leavers	**—**	(290)
	92	163

35. Cash (used in)/generated from operations

	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
Loss for the year	**(835)**	(178,928)
Adjustments for:		
—tax (credit)/expense	**(6,502)**	26,827
—depreciation	**4,142**	5,897
—impairment loss recognised in respect of property, plant and equipment (Note 18)	**—**	1,645
—impairment loss recognised in respect of licenses (Note 19)	**—**	1,299
Net cash flows for the period transferred to investing activities	**(85,429)**	(92,123)
Loss on sale of property, plant and equipment	**305**	64
Net realised gains on sale of disposal Group	**(4,336)**	—
Debt interest expense	**22,990**	16,344
Loss/(profit) on foreign exchange	**1,500**	(2,606)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)		
Net (decrease)/increase in insurance liabilities	**(979,468)**	100,806
Net decrease/(increase) in reinsurance assets	**212,680**	(57,440)
Net decrease in loans and receivables	**364,831**	266,719
Net (decrease)/increase in other operating liabilities	**(116,968)**	25,786
Net movement in share based payment reserve	**91**	163
Cash (used in)/generated from operations	**(586,999)**	114,453

36. Contingent liabilities

Structured settlements

The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

36. Contingent liabilities (Continued)

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 31 December 2006, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 43 million Canadian Dollars ($37 million) and the maximum in relation to any one insurer 20 million Canadian Dollars ($17 million).

Subpoenas and requests for information/regulatory matters

The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities

In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees were in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees effective 30 November 2006.

37. Exposure to specific credit risk

Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of

37. Exposure to specific credit risk (Continued)

the Lumbermens business written by Equus Re through 3 December 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business incepting prior to 1 October 1999 (the 'Protected Business'). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the "Fronted Business"). Concurrent with these arrangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $64.35 million due to and from Lumbermens), and (ii) as at 31 December 2006, an aggregate balance due to Lumbermens under the Fronted Business and in respect of business written by Equus Re between 1 October 1999 and 3 December 1999 of $50.4 million, after taking credit for amounts treated as paid for accounting purposes.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea (Bermuda) Ltd would be approximately $60.4 million.

Alea (Bermuda) Ltd and Lumbermens continue to disagree over the level of reserves requiring collateralisation. However, following commutations completed in 2006 with Lumbermens with respect to certain ceding companies and a further release of collateral at the request by Alea (Bermuda) Ltd, on 17 January 2007, the posted collateral was reduced to $125.2 million (31 December 2005 $140.3 million). Either party may require an independent actuarial estimate of applicable reserves to resolve their differences with regard to the required collateral calculation. Neither party has required another independent reserve estimate since the last independent reserve estimate dated as of 30 September 2004.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, having taken legal advice, the Group believes that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court would uphold these mutual offset provisions and contractual rights.

38. Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.

Certain parties related to Kohlberg Kravis Roberts & Co., L.P. own in excess of 40% of the Company's issued shares. The Company has certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements are further described in the Company's Listing Particulars dated 14 November 2003. The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 31 December 2006, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC have received $750,000 and $350,000, respectively. As at 31 December 2006 the balance due under these arrangements

38. Related party transactions (Continued)

was $Nil (31 December 2005: $Nil). Certain of the Company's Directors are interested in these entities as described in the Directors' Report.

Loans to officers

Loans to officers were offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr. M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Mr. M Ricciardelli repaid his loan plus accrued interest in 2006 from the proceeds from the sales of his pledged shares and restricted stock units.

As at 31 December 2006 the Group had loans to key management personnel, in aggregate principal amounts of $140,000 (31 December 2005: $551,988). The number of key management personnel that had outstanding loans at 31 December 2006 was 2 (31 December 2005: 7). Key management personnel are as described below.

Appleby Hunter Bailhache

Timothy C Faries, a Director of the Company, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In 2006 the Company paid $49,338 (2005: $302,227) in respect of fees for legal and corporate administrative services provided by Appleby Hunter Bailhache.

As at 31 December 2006 the amount outstanding was $373 (31 December 2005: $10,517).

Bristol West Insurance Group

During 2004 and 2003, Alea London Limited underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group ("Bristol West"), a public company traded on the New York Stock Exchange. This contract was fully commuted and released effective 1 January 2005 and all cash balances of US$78.7 million due to Bristol West were settled in full in January 2005. The remaining unearned premium of US$56.5 million has been reversed such that the 2005 financial statements show a reduction in gross premiums written of US$56.5 million representing the unearned premium balances previously carried forward. There is no profit or loss impact in 2005 with regards to this contract. The contract was not renewed in 2005 nor 2006.

Affiliates of a Kohlberg Kravis Roberts & Co., L.P. related fund other than the KKR 1996 Fund (Overseas), Limited Partnership, which controls Alea Group Holdings (Bermuda) Ltd, the ultimate parent company, held an interest in 42.18% of the outstanding shares of Bristol West at 31 December 2006.

Mr. J Fisher, who is a director of Alea Group Holdings (Bermuda) Ltd, is the Chairman of the Board and Chief Executive Officer of Bristol West and as of 31 December 2006 may be deemed to have beneficial interests in some or all of 1,053,485 shares or options to acquire shares of Bristol West representing approximately 3.0% of outstanding shares and may also be deemed to have an interest in some or all of the shares in Bristol West owned by a KKR affiliate representing 2% of the outstanding shares.

Messes. T Fisher, P Golkin and S Nuttall, who are directors of Alea Group Holdings (Bermuda) Ltd, are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. and representing 42.18% of the outstanding shares at 31 December 2006.

The contract was priced and terms and conditions established on an arm's length basis. The co-participating reinsurers on the contract are companies unrelated to either Alea Group Holdings (Bermuda) Ltd, Bristol West, Kohlberg Kravis Roberts & Co., L.P. and its related parties or Mr. J. Fisher or his related parties.

38. Related party transactions (Continued)

The contract had the following impact on the profit and loss account and balance sheet of the Company:

Income statement	Year ended 31 December 2006	Year ended 31 December 2005
	($'000)	($'000)
Net premiums written	—	(56,473)

Balance Sheet	As at 31 December 2006	As at 31 December 2005
	($'000)	($'000)
Cash paid	—	(78,677)
Reinsurance debtors	—	(66,302)
Deferred acquisition costs	—	(9,600)
Total Assets	—	(154,579)
Insurance contracts	—	(98,106)
Unearned premium reserves	—	(56,473)
Retained earnings	—	—
Total Liabilities	—	(154,579)

Key management personnel

The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel

The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For year ended 31 December 2006 this included 13 individuals (2005: 15).

	Year ended 31 December 2006	Year ended 31 December 2005
Short-term employee benefits	**$ 3,190,672**	$ 3,507,538
Post-employment benefits	**$ 41,571**	$ 138,630
Other long-term benefits	**$ 114,783**	$ 154,986
Termination benefits	**$ 2,244,314**	$ 3,025,159
Share-based payment	**$ 171,830**	$ 262,417
Total	**$ 5,763,170**	$ 7,088,730

Key management personnel employment and retention contracts

Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors at year-end 2006 are set out in the Director's Remuneration Report. Termination benefits in the

38. Related party transactions (Continued)

table above include amounts paid in 2005 and 2006 to departing Executive Directors and certain members of key management in settlement of such contracts.

Share and loan transactions with members of key management

Stewart Laderman

On 6 April 2005, the Company repurchased Mr. Laderman's 183,880 common shares for GBP 340,178 and 498,688 vested options granted on 19 May 2000 for GBP 69,816 in each case in accordance with the terms of his stockholder's agreement by reference to the price per common share on 31 March 2005.

Kirk H Lusk

Mr. Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr. Lusk's loan in 2005. In October 2006, Mr. Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date.

Thomas Weidman

Mr. Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr. Weidman's loan in 2006. In accordance with the terms of his RSU award, Mr. Weidman was issued 6,543 shares on 21 September 2006.

Amanda Atkins

On 6 April 2005 the Company purchased 35,060 Common Shares held by Ms Atkins for GBP 64,861 in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March 2005. For details regarding the compromise agreement with Ms Atkins see the Directors' Remuneration Report section in the Alea Group Annual Report 2005.

Mark L Ricciardelli

In connection with Mr. M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr. M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr. M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr. Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment. Mr. Ricciardelli's options are subject to cancellation in accordance with the terms of his option agreement.

39. Retirement benefit scheme

Defined contribution schemes

The employees of the Group are covered by defined contribution schemes the costs of which are charged to the income statement when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2006 was $2.6 million (31 December 2005: $4.0 million).

40. Group companies

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2006 and 31 December 2005. A list of all investments in Group subsidiaries, including the

40. Group companies (Continued)

name and country of incorporation is given in Note 46. All companies listed in Note 46 are wholly owned subsidiaries of the Group and are fully consolidated into the Group accounts.

41. Operating leases

At the following balance sheet dates, the Group was committed to paying total future minimum lease payments under non-cancellable operating leases in each of the following periods:

	Year ended 31 December 2006			Year ended 31 December 2005		
	Land and buildings	Other	Total	Land and buildings	Other	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
—within one year	**4,048**	**111**	**4,159**	4,074	33	4,107
—between two and five years	**5,561**	**29**	**5,590**	8,346	31	8,377
—over five years	**189**	**—**	**189**	1,020	—	1,020
	9,798	**140**	**9,938**	13,440	64	13,504

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2006 was $4.7 million (31 December 2005: $Nil).

The gross amount incurred under operating leases during the period ended 31 December 2006 was $4.9 million (31 December 2005: $5.1 million) before deducting income receivable from subleases of $1.0 million (31 December 2005: $Nil).

42. Company balance sheet

	Notes	As at 31 December 2006	As at 31 December 2005
		($'000)	($'000)
Assets			
Non-current assets			
Company investments in Group subsidiaries	44	**535,411**	648,885
Property, plant and equipment		**—**	6
		535,411	648,891
Current assets			
Amounts due from Group subsidiaries		**19,370**	45,434
Cash and cash equivalents		**3,115**	224
Dept securities available for sale		**127,435**	—
Other prepayments and accrued income		**308**	188
		150,228	45,846
Total Assets		**685,639**	694,737
Current liabilities			
Amounts due to Group subsidiaries		**—**	213
Accruals and deferred income		**1,924**	5,089
		1,924	5,302
Total assets less current liabilities		**683,715**	689,435
Non-current liabilities			
Amounts owed to credit institutions		**199,574**	199,006
		199,574	199,006
Net Assets		**484,141**	490,429
Equity			
Share capital	45	**1,738**	1,737
Other reserves	45	**422,484**	414,268
Retained earnings	45	**59,919**	74,424
Equity attributable to equity holders of the parent		**484,141**	490,429

43. Company cash flow statement

	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
Net cash generated from/(used in) operating activities	**21,407**	(451)
Cash flows from investing activities		
Investments in Group subsidiaries	—	37,089
Repatriation of additional paid in capital in Group subsidiaries	**61,554**	—
Cash payments to acquire equity and debt securities	**(127,493)**	—
Cash receipts from interest income and dividends	**60,101**	20,066
Net cash (used in)/generated from in investing activities	**(5,838)**	57,155
Cash flows from financing activities		
Repurchase of ordinary shares	—	(2,135)
Issuance of demand note to Group subsidiaries	—	(34,199)
Dividends paid to Company's shareholders	—	(12,203)
Capital raising fees	—	568
Interest paid on borrowings	**(12,678)**	(8,798)
Net cash used in financing activities	**(12,678)**	(56,767)
Net increase/(decrease) in cash and cash equivalents	**2,891**	(63)
Cash and cash equivalents at beginning of year	**224**	287
Cash and cash equivalents at end of year	**3,115**	224

44. Company investments in Group subsidiaries

	Year ended 31 December 2006 ($'000)	Year ended 31 December 2005 ($'000)
As at 1 January	**648,885**	914,016
Disposals during the year	—	(37,089)
Dividend received from subsidiary	**(60,000)**	(20,000)
Repatriation of Capital	**(61,554)**	—
Revaluation during the year	**8,080**	(208,042)
As at 31 December	**535,411**	648,885

On 28 November 2006, Alea Holdings US repatriated additional paid-in capital of $61.6 million to its parent company Alea Group Holdings (Bermuda) Ltd.

On 8 November 2006, Alea Bermuda Ltd paid a dividend of $60.0 million to its parent company Alea Group Holdings (Bermuda) Ltd.

On 27 June 2005, Alea Group Holdings AG was merged with Alea Europe Ltd. The surviving Company was Alea Europe Ltd. As a result of this merger Alea Group Holdings (Bermuda) Ltd now holds a direct investment in Alea Europe Ltd and a reduction of share capital was effected by which $37.1 million was returned to the parent company.

45. Statement of changes in equity of the Company

	Attributable to equity holders of the Company						
	Share capital	Share Premium	Capital Reserve	Revaluation reserve	Retained earnings	Share based payment reserve	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
As at 1 January 2006	1,737	629,311	16,098	(231,391)	74,424	250	490,429
Repurchase and sales of shares	1	357				(357)	1
Profit of the period					(14,505)		(14,505)
Revaluation on investments				8,020			8,020
Movement in share based payment reserve						196	196
Dividend paid							—
As at 31 December 2006	1,738	629,668	16,098	(223,371)	59,919	89	484,141

	Attributable to equity holders of the Company						
	Share capital	Share Premium	Capital Reserve	Revaluation reserve	Retained earnings	Share based payment reserve	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
As at 1 January 2005	1,744	631,439	16,098	(23,349)	90,467	111	716,510
Repurchase and sales of shares	(7)	(2,128)					(2,135)
Profit of the period					(3,840)		(3,840)
Revaluation on investments				(208,042)			(208,042)
Movement in share based payment reserve						139	139
Dividend paid					(12,203)		(12,203)
As at 31 December 2005	1,737	629,311	16,098	(231,391)	74,424	250	490,429

46. Group subsidiaries

The ultimate parent company of the Group is Alea Group Holdings (Bermuda) Ltd.

Details of the Company's subsidiaries at 31 December 2006 are as follows:

Name of subsidiary	Place of incorporation (or registration) and operation	Proportion of ownership interest	Proportion of voting power held	Method used to account for investment[(1)]
Alea Europe Ltd	Switzerland	100	100	Equity method
Alea (Bermuda) Ltd	Bermuda	100	100	Equity method
Alea Holdings US Company	USA	100	100	Equity method
Alea North America Insurance Company	USA	100	100	Equity method
Alea North America Company	USA	100	100	Equity method
Alea Holdings UK Limited	England and Wales	100	100	Equity method
Alea London Limited	England and Wales	100	100	Equity method
Alea Services UK Limited	England and Wales	100	100	Equity method
Alea Services AG[(2)]	Switzerland	100	100	Equity method
AHUSCO Statutory Trust I	USA	100	100	Equity method
AHUSCO Statutory Trust II	USA	100	100	Equity method
AHUSCO Statutory Trust III	USA	100	100	Equity method

(1) All companies are fully consolidated in Group accounts as mentioned in Note 40.

(2) IRM International Reinsurance Management AG changed its name to Alea Services AG on 14 December 2006.

In 2006 the following five entities were liquidated: Alea Jersey Limited, Alea Global Risk Limited, Alea Holdings Guernsey Limited, Alea Financial UK Limited and Alea Technology Limited. Alea North America Specialty Insurance Company was sold on 29 September 2006 as disclosed in Note 10.

YEAR ENDED 31 DECEMBER 2005

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2005 ($'000)	2004 ($'000)
Gross Premiums Written	7	**997,528**	1,582,640
Revenue			
Premium revenue		**1,347,768**	1,468,593
Premium ceded to reinsurers		**(261,026)**	(286,484)
Net insurance premium revenue	7	**1,086,742**	1,182,109
Fee income	7	**3,006**	4,203
Investment income	8	**89,138**	68,583
Net realised gains on financial assets	9	**672**	5,349
Net realised gains on sale of renewal rights	5	**61,079**	—
Total revenue	7	**1,240,637**	1,260,244
Expenses			
Insurance claims and loss adjustment expenses		**1,146,589**	1,024,158
Insurance claims and loss adjustment expenses recovered from reinsurers		**(227,320)**	(174,762)
Net insurance claims	7, 10	**919,269**	849,396
Acquisition costs	7	**335,788**	315,124
Other operating expenses	11, 12	**95,435**	71,980
Restructuring costs	6	**22,354**	—
Total expenses		**1,372,846**	1,236,500
Results of operating activities	7	**(132,209)**	23,744
Finance costs	13	**(19,892)**	(11,690)
(Loss)/profit before income tax	7	**(152,101)**	12,054
Income tax expense	14	**(26,827)**	(16,396)
Loss for the year		**(178,928)**	(4,342)

Earnings per share for loss attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

	Notes	2005	2004
Basic ($)	16	**(1.03)**	(0.02)
Diluted ($)	16	**(1.03)**	(0.02)

5. Net realised gains on sale of renewal rights

Year ended 31 December 2005

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	($'000)	($'000)	($'000)	($'000)
Total net realised gains on sale of renewal rights	**8,000**	**47,000**	**6,079**	**61,079**

The above-mentioned three renewal rights transactions which took place in 2005 are detailed below.

The gains were calculated as the the fair value of consideration receivable ($61.1 million). The Group received payments to date of $19.2 million. The remaining balance of $41.9 million is part of the accrued income balance disclosed in Note 21. The non-current portion of the receivable is $37.0 million.

These amounts represent the directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. In estimating the future receipts from which the fair value gain has been derived, the directors have taken into consideration factors such as prior premium production levels and growth rates of business sold, external projections and have made certain assumptions about levels of program transfer and renewal probabilities of future premiums.

The key data is:

	Alea London	Alea North America	Alea Europe
2005 Premium of business sold ($ millions)	167	405	252
Estimated premium ($ millions) to be received during contract period	160	1,698	74
Contract Period (Years)	2	5	1
Best estimate of receipts ($ millions)	8	47	6
Contractual maximum sales proceeds ($ millions)	30	75	30

Impact on fair value reported if production premium:

	Alea London	Alea North America	Alea Europe
Increased by 10% ($ millions)	9	52	7
Decreased by 10% ($ millions)	7	42	5

6. Restructuring costs

In 2005, the Group had announced that it would run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Wilton and Rocky Hill. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees which cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision has been established based on the run-off plan. Other costs are included in the claims handling provisions.

6. Restructuring costs (Continued)

Year ended 31 December 2005

	Alea UK ($'000)	Alea US ($'000)	Alea Europe ($'000)	Total ($'000)
Impairment loss recognised in respect of property, plant and equipment (Note 17)	**69**	**1,049**	**527**	**1,645**
Impairment loss recognised in respect of licences (Note 18)	**366**	**933**	**—**	**1,299**
Redundancy costs incurred	**—**	**1,157**	**—**	**1,157**
Estimated restructuring costs(1)	**6,032**	**4,769**	**7,452**	**18,253**
Total restructuring costs	**6,467**	**7,908**	**7,979**	**22,354**

(1) The estimated restructuring costs can be further analysed as follows:

	Alea UK ($'000)	Alea US ($'000)	Alea Europe ($'000)	Total ($'000)
Redundancy provision	3,322	0	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	**6,032**	**4,769**	**7,452**	**18,253**

The key assumptions are derived from the following variables:

	Alea UK (Number)	Alea US (Number)	Alea Europe (Number)	Total (Number)
Reduction in headcount based on run-off plan	48	—	35	83
Reduction in headcount as part of contractual agreements with regards to sale of renewal rights	7	41	7	55
Reduction in headcount based on realigned structure already implemented at year-end	—	57	—	57
Total headcount reduction	**55**	**98**	**42**	**195**

The redundancy provision and the provision for onerous contracts are purely derived from the headcount reductions listed above. There is very limited uncertainty with regards to the redundancy provision. One third of the provision has already been paid in the first quarter of 2006.

7. Segmental information

Primary segment information—operating results by operating segment

The Group managed and conducted its business through five principal operating segments representing London market business, North American alternative risk transfer, North American reinsurance, Continental European reinsurance, the insurance operations in each jurisdiction, and financial services, the central investment operation which supports the insurance operations in each jurisdiction.

7. Segmental information (Continued)

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Year ended 31 December 2005

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Gross Premiums Written	247,110	405,092	93,455	251,871	—	—	997,528
Revenue							
Net insurance premium revenue	298,086	315,752	234,887	238,017	—	—	1,086,742
Fee income	2,814	(1,922)	1,770	344	—	—	3,006
Investment income	—	—	—	—	89,138	—	89,138
Net realised gains on financial assets	—	—	—	—	672	—	672
Net realised gains on sale of renewal rights	8,000	47,000	—	6,079	—	—	61,079
Total revenue	308,900	360,830	236,657	244,440	89,810	—	1,240,637
Expenses							
Net insurance claims	(295,955)	(188,051)	(199,483)	(235,780)	—	—	(919,269)
Acquisition costs	(95,006)	(112,771)	(76,779)	(51,232)	—	—	(335,788)
Other operating expenses	(30,804)	(15,117)	(14,652)	(20,574)	—	(14,288)	(95,435)
Restructuring costs	(6,467)	(4,558)	(3,350)	(7,979)	—	—	(22,354)
Total expenses	(428,232)	(320,497)	(294,264)	(315,565)	—	(14,288)	(1,372,846)
Results of operating activities	(119,332)	40,333	(57,607)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	—	—	—	—	(19,892)	—	(19,892)
(Loss)/profit before income tax	(119,332)	40,333	(57,607)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense	—	—	—	—	—	(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	40,333	(57,607)	(71,125)	69,918	(41,115)	(178,928)

7. Segmental information (Continued)

Year ended 31 December 2004

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Gross Premiums Written	581,817	445,581	316,719	238,523	—	—	1,582,640
Revenue							
Net insurance premium revenue	496,619	234,148	235,291	216,051	—	—	1,182,109
Fee income	2,824	(801)	935	1,245	—	—	4,203
Investment income	—	—	—	—	68,583	—	68,583
Net realised gains on financial assets	—	—	—	—	5,349	—	5,349
Total revenue	499,443	233,347	236,226	217,296	73,932	—	1,260,244
Expenses							
Net insurance claims	(358,269)	(125,750)	(191,986)	(173,391)	—	—	(849,396)
Acquisition costs	(127,259)	(70,346)	(74,456)	(43,063)	—	—	(315,124)
Other operating expenses	(30,879)	(3,450)	(13,510)	(19,888)	—	(4,253)	(71,980)
Total expenses	(516,407)	(199,546)	(279,952)	(236,342)	—	(4,253)	(1,236,500)
Results of operating activities	(16,964)	33,801	(43,726)	(19,046)	73,932	(4,253)	23,744
Finance costs	—	—	—	—	(11,690)	—	(11,690)
(Loss)/profit before income tax	(16,964)	33,801	(43,726)	(19,046)	62,242	(4,253)	12,054
Income tax expense	—	—	—	—	—	(16,396)	(16,396)
(Loss)/profit for the year	(16,964)	33,801	(43,726)	(19,046)	62,242	(20,649)	(4,342)

7. Segmental information (Continued)

Primary segment information—operating results by operating segment (continued)

Other segment charges included in the income statement are as follows:

Year ended 31 December 2005

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Depreciation (Note 17)	**2,616**	**1,269**	**1,166**	**846**	**—**	**—**	**5,897**
Impairment loss recognised in respect of property, plant and equipment (Note 6)	**69**	**602**	**447**	**527**	**—**	**—**	**1,645**
Impairment loss recognised in respect of licences (Note 6)	**366**	**535**	**398**	**—**	**—**	**—**	**1,299**
Redundancy costs	**—**	**663**	**494**	**—**	**—**	**—**	**1,157**
Estimated restructuring costs	**6,032**	**2,735**	**2,034**	**7,452**	**—**	**—**	**18,253**
Total restructuring costs	**6,467**	**4,535**	**3,373**	**7,979**	**—**	**—**	**22,354**

Year ended 31 December 2004

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Depreciation (Note 17)	3,044	1,028	663	1,423	—	—	6,158

The Group has intra-group quota share arrangements between the following legal companies: Alea London Limited, Alea (Bermuda) Ltd, Alea North America Insurance Company and Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to the above listed legal entities are shown and explained below.

For the year ended 31 December 2005 and 31 December 2004 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota

7. Segmental information (Continued)

share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The effect of all of these arrangements are detailed below:

Year ended 31 December 2005

	Alea London	Alea Bermuda	Alea US	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)	($'000)
Net insurance premium revenue	**298,086**	**4,991**	**545,648**	**238,017**	**1,086,742**
Intercompany reinsurance	**(105,915)**	**392,876**	**(384,340)**	**97,379**	**—**
Net insurance premium revenue after intercompany reinsurance	**192,171**	**397,867**	**161,308**	**335,396**	**1,086,742**
Underwriting result[1]					
Before intercompany reinsurance	**(127,332)**	**(64,021)**	**(14,541)**	**(77,204)**	**(283,098)**
After intercompany reinsurance	**(95,618)**	**(124,790)**	**(33,954)**	**(28,736)**	**(283,098)**

Year ended 31 December 2004

	Alea London	Alea Bermuda	Alea US	Alea Europe	Total
	($'000)	($'000)	($'000)	($'000)	($'000)
Net insurance premium revenue	496,619	5,353	464,086	216,051	1,182,109
Intercompany reinsurance	(173,447)	326,153	(323,533)	170,827	—
Net insurance premium revenue after intercompany reinsurance	323,172	331,506	140,553	386,878	1,182,109
Underwriting result[1]					
Before intercompany reinsurance	(16,964)	(47,308)	33,130	(19,046)	(50,188)
After intercompany reinsurance	(13,348)	(48,019)	13,058	(1,879)	(50,188)

(1) Results of discontinued operations excluding investment income and net realised gains on financial assets and intantible assets.

7. Segmental information (Continued)

Primary Segment Information—balance sheet by operating segment

The Group managed and conducted its business through five principal operating segments representing London market business, North American alternative risk transfer, North American reinsurance, Continental European reinsurance and financial services. The balance sheet of each of these operating segments before the impact of intra-group quota share arrangements is shown below:

As at 31 December 2005

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
ASSETS							
Property, plant and equipment	2,962	3,259	2,894	793	—	—	9,908
Intangible assets	—	8,479	—	—	—	—	8,479
Deferred acquisition costs	41,192	25,832	30,021	9,955	—	—	107,000
Financial assets							
Equity securities —available for sale	—	—	—	—	161	—	161
Debt securities —available for sale	—	—	—	—	2,205,532	—	2,205,532
Loans and receivables including insurance receivables	146,724	146,712	71,412	204,925	108,385	—	678,158
Deferred tax assets	—	—	—	—	—	997	997
Reinsurance contracts	401,786	251,715	113,891	290,247	—	—	1,057,639
Cash and cash equivalents	—	—	—	—	116,962	—	116,962
Total assets	**592,664**	**435,997**	**218,218**	**505,920**	**2,431,040**	**997**	**4,184,836**
LIABILITIES							
Insurance contracts	909,114	604,106	545,452	813,784	—	—	2,872,456
Borrowings	—	—	—	—	316,631	—	316,631
Provisions	5,732	2,734	2,034	7,062	—	—	17,562
Other liabilities and charges	1,483	24,365	8,402	2,895	—	—	37,145
Trade and other payables	151,564	101,406	27,643	167,035	—	—	447,648
Deferred tax liabilities	—	—	—	—	—	1,878	1,878
Current income tax liabilities	—	—	—	—	—	1,087	1,087
Total liabilities	**1,067,893**	**732,611**	**583,531**	**990,776**	**316,631**	**2,965**	**3,694,407**
Net assets							**490,429**
EQUITY							
Capital and reserves attributable to the Company's equity holders							
Share capital							1,737
Other reserves							692,831
Retained earnings							(204,139)
Total equity							**490,429**

7. Segmental information (Continued)

As at 31 December 2004

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
ASSETS							
Property, plant and equipment	4,405	4,080	3,446	1,672	—	—	13,603
Intangible assets	366	8,479	933	—	—	—	9,778
Deferred acquisition costs	69,071	40,990	73,764	14,234	—	—	198,059
Financial assets							
Equity securities —available for sale	—	—	—	—	947	—	947
Debt securities —available for sale	—	—	—	—	2,014,802	—	2,014,802
Loans and receivables including insurance receivables	304,331	95,561	190,145	166,236	137,111	—	893,384
Deferred tax assets	—	—	—	—	—	28,760	28,760
Reinsurance contracts	355,324	237,624	109,168	344,874	—	—	1,046,990
Cash and cash equivalents	—	—	—	—	193,628	—	193,628
Total assets	**733,497**	**386,734**	**377,456**	**527,016**	**2,346,488**	**28,760**	**4,399,951**
LIABILITIES							
Insurance contracts	954,757	510,555	628,704	784,762	—	—	2,878,778
Borrowings	—	—	—	—	296,391	—	296,391
Derivative financial instruments	—	—	—	—	97	—	97
Provisions	—	—	—	—	—	—	—
Other liabilities and charges	8,364	12,728	4,826	3,471	1,750	—	31,139
Trade and other payables	146,096	110,870	27,027	188,422	—	—	472,415
Current income tax liabilities	—	—	—	—	—	4,621	4,621
Total liabilities	**1,109,217**	**634,153**	**660,557**	**976,655**	**298,238**	**4,621**	**3,683,441**
Net assets							**716,510**
EQUITY							
Capital and reserves attributable to the Company's equity holders							
Share capital							1,744
Other reserves							732,142
Retained earnings							(17,376)
Total equity							**716,510**

7. Segmental information (Continued)

The capital expenditures are as follows:

Year ended 31 December 2005

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Capital expenditure (Note 17)	**1,635**	**2,503**	**1,873**	**645**	**—**	**—**	**6,656**

Year ended 31 December 2004

	Alea London	Alea Alternative Risk	Alea North America	Alea Europe	Alea Financial Services	Non-allocated	Total
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Capital expenditure (Note 17)	3,094	2,169	1,662	301	—	—	7,226

Secondary segment information—geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Year ended 31 December 2005	2004
	($'000)	($'000)
Europe	**281,259**	295,495
Africa	**2,010**	806
Near & Middle East	**5,477**	8,489
Far East	**5,535**	8,989
Australia & Oceania	**2,817**	6,122
North America	**687,973**	1,240,755
Latin America	**12,457**	21,984
	997,528	1,582,640

Geographical analysis by location of legal entity	Gross premiums written 2005	2004	(Loss)/profit before tax 2005	2004
	($'000)	($'000)	($'000)	($'000)
Bermuda	**5,758**	3,777	**(113,722)**	(29,124)
Jersey	**216**	166	**1,577**	871
United Kingdom	**247,603**	581,448	**(77,426)**	(5,610)
United States	**492,789**	758,522	**13,754**	20,677
Switzerland	**251,162**	238,727	**23,716**	25,240
	997,528	1,582,640	**(152,101)**	12,054

7. Segmental information (Continued)

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of (−$0.8) million in the year ended 31 December 2005 (2004: $0.2 million).

Operating equity and shareholders' equity interests	As at 31 December 2005 ($'000)	As at 31 December 2004 ($'000)
Alea Europe Ltd	**212,312**	180,137
Alea (Bermuda) Ltd(2)	**279,821**	504,123
Alea US	**275,556**	261,623
Amounts held in Holding Companies	**3,862**	36,374
Amounts held in non-insurance subsidiaries	**3,004**	3,644
Capital provided by Alea London Limited to Alea US	**—**	(10,000)
Note provided by Alea Group Holdings AG to Alea US	**—**	20,000
Note provided by Alea Europe Ltd to Alea US	**32,505**	17,000
	807,060	1,012,901
Amounts owed to credit institutions	**(199,006)**	(198,438)
Trust preferred securities	**(117,625)**	(97,953)
Shareholders' funds attributable to equity interests	**490,429**	716,510

(2) *The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:*

	As at 31 December 2005 ($'000)	As at 31 December 2004 ($'000)
Alea London Ltd	**84,857**	184,479
Alea Global Risk Ltd	**11,411**	10,130
Alea Jersey Ltd	**2,082**	2,056

8. Investment income

	As at 31 December 2005 ($'000)	As at 31 December 2004 ($'000)
Financial assets—available for sale:		
Interest income from debt securities	**82,047**	62,099
Cash and cash equivalents interest income	**7,091**	6,484
	89,138	68,583

9. Net realised (loss)/gain on financial assets

	Year ended 31 December 2005 ($'000)	Year ended 31 December 2004 ($'000)
Realised gains on financial assets—available for sale	**8,949**	12,870
Realised losses on financial assets—available for sale	**(8,277)**	(7,521)
	672	5,349

10. Movement in prior year provision for insurance claims, net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

	Year ended 31 December	
Increase/(decrease) in claims outstanding net of reinsurance before discount	**2005**	**2004**
	($'000)	**($'000)**
Underwriting years 1999 and prior	**38,050**	17,395
Underwriting year 2000	**26,344**	43,647
Underwriting year 2001	**26,337**	49,351
Underwriting year 2002	**26,598**	1,789
Underwriting year 2003	**4,216**	(42)
Underwriting year 2004	**7,647**	—
	129,192	112,140
Claims outstanding net of reinsurance at prior period end before discount	**1,211,177**	716,482
Discount	**(96,487)**	(44,492)
	1,114,690	671,990

11. Results of operating activities

(Loss)/profit from operations has been arrived after charging:

	Year ended 31 December	
	2005	**2004**
	($'000)	**($'000)**
Depreciation of property, plant and equipment	**5,897**	6,158
Staff costs (see Note 12)	**58,334**	60,726
Auditors' remuneration for audit services (see below)	**6,291**	2,889

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	Year ended 31 December	
	2005	**2004**
	($'000)	**($'000)**
Audit services	**2,052**	2,085
Tax services	**386**	396
Actuarial and other consulting	**3,853**	408
Total auditor's remuneration	**6,291**	2,889

12. Staff costs

The average monthly number of employees (including executive directors) was:

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Underwriting	**124**	122
Finance	**52**	64
Information Technology	**41**	41
Claims	**40**	38
Technical Accounts	**42**	41
Management and administration	**79**	86
	378	392

Their aggregate remuneration comprised:

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Wages and salaries	**49,918**	51,147
Social security costs	**4,416**	5,373
Other pension costs (see Note 38)	**4,000**	4,206
	58,334	60,726

13. Finance costs

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Interest on borrowings	**16,344**	5,127
Write-off of debt raising expenses with regards to previous loan arrangement	—	2,145
Other investment expenses	**4,529**	4,730
Exchange gains on non-functional currencies and transactions losses	**(981)**	(312)
	19,892	11,690

14. Income tax expense

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Current tax charge/(credit):		
UK corporation tax	**42**	(289)
Foreign tax	**(208)**	9,656
Total current year	**(166)**	9,367
Deferred tax (Note 22):	**26,993**	7,029
Total income tax expense	**26,827**	16,396

Corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year.

14. Income tax expense (Continued)

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The tax charge for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
(Loss)/profit on ordinary activities before taxation	**(152,101)**	**12,054**
(Loss)/profit on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2004: 30%)	**(45,630)**	3,616
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	**33,098**	10,133
Adjustment in respect of prior periods	**98**	(1,330)
Overseas and other taxes	**810**	380
Withholding tax on dividend	**171**	3,986
Write off deferred tax assets previously recognised	**16,991**	—
Deferred tax asset in respect of current year losses not recognised	**23,153**	—
Other permanent differences	**(1,864)**	(389)
Tax charge for the year	**26,827**	16,396

In addition to the amount charged to the Income Statement, deferred tax of $1.5 million has been charged to equity (2004: credit of $3.8 million).

15. Dividends

Amounts recognised as distributions to equity holders in the period:

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Final dividend for the year ended 31 December 2004 of $0.07 per share	**12,203**	—
Interim dividend for the period ended 30 June 2004 of $0.03 per share	—	5,237
	12,203	5,237

16. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Year ended 31 December	
	2005	2004
	($'000)	($'000)
Earnings		
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the Parent	**(1.03)**	(0.02)
Effect of dilutive potential ordinary shares:	—	(0.00)
Earnings for the purposes of diluted earnings per share	**(1.03)**	(0.02)

	Year ended 31 December	
	2005	2004
	Number	Number
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,913,624**	174,606,795
Effect of dilutive potential ordinary shares:		
—Share options	—	1,632,974
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,913,624**	176,239,769

PART 5

INFORMATION CONCERNING THE FIN ACQUISITION GROUP

1. Directors

The directors of each of FIN Acquisition and FIN Holdings are Robert Kauffman, Randal Nardone, Jon Ashley, Jeff Rosenthal and Greg Share.

2. Incorporation and share capital

FIN Acquisition is a limited company incorporated in Bermuda on 29 March 2007 with registered number 39830. The authorised share capital of FIN Acquisition as at 23 April 2007, being the latest date practicable prior to the posting of this document, was $100 divided into 100 ordinary shares of $1.00 each, of which 100 shares have been issued to and are held by FIN Holdings.

FIN Holdings is a limited company incorporated in Bermuda on 29 March 2007 with registered number 39831. The authorised share capital of FIN Holdings as at 23 April 2007, being the latest date practicable prior to the posting of this document, was $100 divided into 100 ordinary shares of $1.00 each, of which 100 shares have been issued to and are held by FIN Cayman.

FIN Cayman is an exempted limited liability partnership registered in the Cayman Islands on 28 March 2007 with registered number 19619. The limited partners in FIN Cayman are certain private equity funds advised by Fortress Investment Group. FIN Cayman GP Limited, a company incorporated in the Cayman Islands on 22 March 2007, is the general partner of FIN Cayman.

3. Registered offices

The registered office of each of FIN Acquisition and FIN Holdings is located at Thistle House, 4 Burnaby Street, Hamilton HM11, Bermuda.

The registered office of FIN Cayman is PO Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

4. Business

Except for entering into transactions relating to the Acquisition, none of FIN Acquisition, FIN Holdings and FIN Cayman has carried on any business prior to the date of this document.

5. Financing

The consideration payable by FIN Acquisition to Alea Shareholders under the terms of the Amalgamation will be financed out of cash resources being made available to FIN Acquisition pursuant to equity investments to be made by private equity funds advised by Fortress Investment Group.

Pursuant to the Commitment Letter (as defined in paragraph 7(a) of Part 6 of this document) and conditional on the Amalgamation becoming effective, certain private equity funds advised by Fortress Investment Group have undertaken to provide the cash resources required to satisfy the cash consideration payable to Alea Shareholders under the terms of the Amalgamation, together with any liabilities incurred or other costs and expenses payable by FIN Cayman, FIN Holdings and FIN Acquisition in connection with the Amalgamation.

PART 6

ADDITIONAL INFORMATION

1. Responsibility

(a) John Reeve, Timothy Faries and R. Glenn Hilliard, being the Independent Directors, each accept responsibility for the information contained in paragraphs 4 and 8 of Part 1 of this document.

(b) The Alea Directors, whose names are set out in paragraph 2(a) of this Part 6, each accept responsibility for all the information contained in this document except for (a) information relating to the FIN Acquisition Group, Fortress Investment Group and the FIN Acquisition Directors and their immediate families and persons connected with them (within the meaning of section 346 of the UK Companies Act 1985) and (b) paragraphs 4 and 8 of Part 1 of this document.

(c) The FIN Acquisition Directors, whose names are set out in paragraph 2(b) of this Part 6 each accept responsibility for the information contained in this document relating to the FIN Acquisition Group, Fortress Investment Group and the FIN Acquisition Directors and members of their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the UK Companies Act 1985).

To the best of the knowledge and belief of the Alea Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

To the best of the knowledge and belief of the FIN Acquisition Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Alea Directors and the FIN Acquisition Directors

(a) The Alea Directors and their respective positions are:

Name	Position held
John Reeve*	Chairman of the Board
Mark Cloutier	Group President and Chief Executive Officer
Kirk Lusk	EVP, Chief Financial Officer and Chief Operating Officer
Timothy Faries*	Non-Executive Director
James Fisher	Non-Executive Director
Todd Fisher	Non-Executive Director
Perry Golkin	Non-Executive Director
R. Glenn Hilliard*	Non-Executive Director
Scott Nuttall	Non-Executive Director

* *Member of the Independent Committee*

The registered office of Alea and the business address of each of the Directors of Alea is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The Directors of FIN Acquisition are:

Name

Robert Kauffman
Randal Nardone
Jon Ashley
Jeff Rosenthal
Greg Share

The registered office of FIN Acquisition and the business address of each of the Directors of FIN Acquisition is at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda.

The company secretary of FIN Acquisition is Kathleen Blevins.

3. Market quotations

Set out below are the closing middle market quotations of Alea Shares as derived from the Daily Official List on:

(a) the first business day in London of each of the six months immediately prior to the date of this document;

(b) 3 April 2007 (being the last business day in London before the commencement of the Offer Period); and

(c) 23 April 2007 (being the last practicable business day in London prior to the publication of this document).

Date	Alea Share price (pence)
1 November 2006	80.5
1 December 2006	76.0
2 January 2007	80.5
1 February 2007	77.5
1 March 2007	80.0
2 April 2007	95.5
3 April 2007	94
23 April 2007	93.75

4. Shareholdings and dealings

For the purposes of this paragraph 4:

"acting in concert" with a party means any such person acting or deemed to be acting in concert with that party for the purposes of the Code and/or the Amalgamation;

"arrangement" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

"associate" of a company includes:

(a) the company's parent, subsidiaries and fellow subsidiaries and their associated companies and companies of which such companies are associated companies ("relevant companies");

(b) connected advisers of the company and persons controlling, controlled by or under the same control as such connected advisers;

(c) the directors (together in each case with their close relatives and related trusts) of the company and of any relevant company covered in (a) above;

(d) the pension funds of the company or any relevant company covered in (a) above;

"connected advisers" includes an organisation which: (i) is advising FIN Acquisition or (as the case may be) Alea in relation to the Amalgamation; (ii) is corporate broker to FIN Acquisition or (as the case may be) Alea; (iii) is advising a person acting in concert with FIN Acquisition or (as the case may be) Alea in relation to the Amalgamation or in relation to the matter which is the reason for that person being a member of the concert party; or (iv) is advising a relevant company in relation to the Amalgamation;

"dealing" includes: (i) the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities, or of general control of securities; (ii) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities; (iii) subscribing or agreeing to subscribe for securities; (iv) the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights; (v) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities; (vi) entering into, terminating or varying the terms of any agreement to purchase or sell securities; and (vii) any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he has a short position;

"derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security;

"disclosure period" means the period commencing on 4 April 2006 (the date twelve months prior to the commencement of the Offer Period) and ending on 23 April 2007 (the latest practicable date before the publication of this document);

a person has an "interest" or is "interested" in securities if he has a long economic exposure, whether absolute or conditional, to changes in the price of those securities and in particular covers: (i) legal title and beneficial ownership (i.e. the ability to exercise, or control the exercise of, voting rights); (ii) the right, option or obligation to acquire, call for or take delivery of securities under an option or derivative; and (iii) the situation where a person holds a derivative referenced to, or which may result in, a long position in securities;

"Alea companies" includes members of the Alea Group (excluding Alea), Alea's parent companies (if any), any of their associated companies and any companies of which such companies are associated companies and "Alea company" is any one such company;

"relevant securities" includes (i) Alea Shares and any other securities of Alea conferring voting rights; (ii) equity share capital of Alea or, as the context requires, FIN Acquisition; and (iii) securities of Alea or, as the context requires, FIN Acquisition carrying conversion or subscription rights into any of the foregoing; and

ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means an interest, or interests, in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the capital of a company which are currently exercisable at a general meeting, irrespective of whether such interest or interests give *de facto* control.

(a) *Interests and dealings in relevant securities of Alea*

(i) As at the close of business on 23 April 2007 (being the latest practicable date before publication of this document) FIN Acquisition was interested in 95,536,945 Alea Shares by reason of the irrevocable undertakings, further details of which are set out in paragraph 3 of Part 1 of this document.

(ii) As at the close of business on 23 April 2007 (being the latest practicable date before publication of this document), the interests, rights to subscribe and short positions in respect of relevant securities of Alea held by the Directors of Alea and members of their immediate families and related trusts and companies were as follows:

In relation to Alea Shares:

Name	Number of Alea Shares
John Reeve	100,000
Mark Cloutier	—
Kirk Lusk	23,005
Timothy Faries	—
James Fisher(1)	2,718,120
Todd Fisher(2)	70,740,080
Perry Golkin(2)	70,740,080
R. Glenn Hilliard	100,000
Scott Nuttall(2)	70,740,080

(1) James Fisher and Fisher Capital Corp. L.L.C. are both limited partners of KKR Partners (International), Limited Partnership. James Fisher is the managing member of Fisher Capital Corp. L.L.C.. KKR Partners (International), Limited Partnership is a registered shareholder in Alea and, as a result of the relationships set out above, James Fisher is interested in the 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally, Fisher Capital Corp. L.L.C. is the registered holder of 149,600 common shares and James Fisher's interest set out above includes his interest in these common shares.

(2) Perry Golkin, Todd Fisher and Scott Nuttall are directors and Perry Golkin and Todd Fisher are also shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd Fisher and Scott Nuttall are limited partners of KKR Associates II (1996), Limited Partnership and limited partners in KKR Partners (International), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership and of KKR Partners (International), Limited Partnership. KKR Associates II (1996), Limited Partnership is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are registered holders of 68,171,560 and 2,568,520 Alea Shares, respectively, and as a result of the relationships set out above these Directors are interested in the common shares owned by these entities or in some of such common shares.

in relation to options over Alea Shares.

Name	Maximum number of Alea Shares under option	Date of grant	Exercise price per Alea Share	Exercise period
James Fisher[1]	231,720	19 May 2000	$3.22	19 May 2000 to 19 May 2015
James Fisher[1]	232,620	19 December 2001	$4.30	19 December 2001 to 19 December 2016
Kirk Lusk	46,010	2 July 2004	£2.365	2 July 2004 to 1 July 2014
Kirk Lusk	65,000	24 March 2005	£1.86	24 March 2005 to 23 March 2015

(1) Held by Fisher Capital Corp L.L.C., of which James Fisher is the managing member.

(b) *General*

(i) Save as disclosed above, no member of the FIN Acquisition Group or Fortress Investment Group or any of its Affiliates, or any of the Directors of any member of the FIN Acquisition Group or Fortress Investment Group or any of its Affiliates or any members of such Directors' immediate families or any related trusts or companies, any person deemed to be acting in concert with any member of the FIN Acquisition Group or Fortress Investment Group or any person with whom any member of the FIN Acquisition Group or Fortress Investment Group or any person deemed to be acting in concert with any member of the FIN Acquisition Group or Fortress Investment Group has an arrangement, was interested, had any rights to subscribe or had any short positions in respect of any relevant securities of Alea on 23 April 2007 (being the latest practicable date before the publication of this document) nor has any such person dealt in any relevant securities of Alea during the disclosure period.

(ii) Save as disclosed above, none of Alea, any Directors of Alea, any members of such directors' immediate families or any related trusts or companies, nor any person with whom Alea or any associate of Alea has an arrangement, was interested or had any short positions in respect of any relevant securities on 23 April 2007 (being the latest practicable date before publication of this document), nor has any such person dealt in any relevant securities during the Offer Period.

(iii) Save as disclosed above, no Alea companies, nor any pension fund of Alea or any Alea company, nor any employee benefit trusts of Alea or any Alea company, was interested, had any rights to subscribe or had any short positions in respect of any relevant securities on 23 April 2007 (being the latest practicable date before publication of this document), nor has any such person dealt in any relevant securities during the Offer Period.

(iv) Save as disclosed above, no connected adviser to Alea, Alea companies or persons acting in concert with Alea or persons controlling, controlled by or under the same control as any such connected advisers (excluding exempt principal traders and exempt fund managers) was interested, had any rights to subscribe or had any short positions in respect of any relevant securities on 23 April 2007 (being the latest practicable date before publication of this document), nor has any such person dealt in any relevant securities during the Offer Period.

(v) Save as disclosed above, no member of the FIN Acquisition Group nor any person acting in concert with any member of the FIN Acquisition Group has borrowed or lent any relevant securities of Alea during the disclosure period, save for any borrowed shares which have either been on-lent or sold.

(vi) Save as disclosed above, neither Alea nor any person acting in concert with Alea has borrowed or lent any relevant securities of Alea during the disclosure period, save for any borrowed shares which have either been on-lent or sold.

(vii) Save as disclosed above, no member of the FIN Acquisition Group or Fortress Investment Group or Alea nor any person acting in concert with any member of the FIN Acquisition Group or Fortress Investment Group or Alea nor any associates (as defined in the Code) of FIN Acquisition, has any arrangements in relation to any relevant securities.

5. Service contracts

(a) The following executive Directors of Alea have entered into service agreements with a member of the Alea Group as follows:

Name	Employer	Date of contract	Notice period	Basic annual salary
Mark Cloutier	Alea (Bermuda) Ltd	1 August 2006	12 months	$500,000
Kirk Lusk	Alea North America Company	23 August 2006	6 months	$500,000

(b) Further details of these service agreements are set out below:

(i) The employment agreement between Mark Cloutier and Alea (Bermuda) Ltd is for an indefinite period and may be terminated by either party on no less than 12 months' prior written notice. His employment commenced on 1 August 2006.

Mark Cloutier is entitled to the benefit of health, life and disability insurance and other social insurance benefits under his employment agreement. Mark Cloutier is eligible to participate in Alea (Bermuda) Ltd's discretionary bonus plan under which an annual bonus may be payable to him at the sole discretion of Alea (Bermuda) Ltd based on Alea (Bermuda) Ltd's assessment of his performance versus the financial plan for the Alea Group and subject to the terms of any plan. Mark Cloutier participates in the executive incentive plan and received in 2007 both a $500,000 bonus under that plan and also a $100,000 signing-on bonus. He is also entitled to: (i) 25 days paid holiday per year; (ii) 10 per cent. of his base salary to be contributed by Alea (Bermuda) Ltd into the company's pension plan on his behalf; and (iii) a housing allowance of $175,000 per year (which was increased from $11,500 per month on 1 January 2007). Mark Cloutier's base annual salary was also increased on 1 January 2007 from $400,000 to $500,000.

On termination of Mark Cloutier's employment or on the first day of any garden leave (whichever is the earlier), he will cease to be entitled to a bonus in respect of the current, past or future year and shall not be entitled to compensation or damages in respect thereof unless the written terms of any bonus scheme so specify in which case the terms of any scheme shall prevail, or he has not resigned from employment or had his employment terminated by Alea, in which case he shall be entitled to receive any remaining bonus for past years and in respect of the year in which termination takes effect.

(ii) The employment agreement between Kirk Lusk and Alea North America Company is for an indefinite period and may be terminated by either party on no less than 6 months' prior written notice. His employment commenced on 14 June 2004 and the current employment agreement commenced on 1 February 2006, his title changing to EVP, Chief Financial Officer and Chief Operating Officer on 30 October 2006 and his salary increasing from $400,000 to $500,000 on 1 January 2007.

Kirk Lusk is entitled to the benefit of health, life and disability insurance and other welfare benefits under his employment agreement, and is eligible to receive a discretionary annual bonus. Kirk Lusk received a $500,000 bonus under the executive incentive plan, paid in 2007 and also received payment in October 2006 of a $300,000 instalment of a retention promise made to him prior to him becoming a director. He is also entitled to paid vacation per year and reimbursement by Alea North America Company of reasonable and documented business expenses incurred in the performance of his duties.

Alea North America Company may terminate Kirk Lusk's employment at any time and for any reason including, but not limited to, a change of control of Alea, on six months' prior written notice. Alea North America Company may make a payment, based on Kirk Lusk's salary, in lieu of notice, on termination by either Alea North America Company or Kirk Lusk. If Alea North America Company terminates his employment he is entitled to a lump-sum payment of two times his basic salary less applicable withholdings and deductions. He will also be entitled to any monies due in connection with his retention bonus (other than for reason of cause) but not be entitled to any further bonus which is unpaid as of the date of the notice or any other payment or benefit. Any previously granted but unpaid bonus deferral payments will be payable at the Board's discretion.

Kirk Lusk was granted a $49,998 loan in connection with Alea's common share purchase program, bearing interest at 4.1625 per cent. and repayable in instalments of 20 per cent. each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Kirk Lusk's loan in 2005. In October 2006, Kirk Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date.

(c) Save as set out above, none of the service agreements have been amended in the six months prior to the date of this document.

(d) It is intended that a total of up to $5.03 million in aggregate will be paid by Alea to certain members of Alea's senior management (including Mark Cloutier and Kirk Lusk) as bonus payments following the Acquisition becoming effective ($1.1 million of which is solely conditional upon the Acquisition becoming effective and the remainder of which relates to the 2006 period). Should the Acquisition not become effective, the amounts payable with respect to the 2006 period will remain governed by the terms of the executive incentive plan.

(e) The non-executive Directors of Alea have letters of appointment with Alea under the following terms:

(i) John Reeve is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $100,000 per annum and an additional fee of $15,000 per annum in respect of each of his office as Chairman of the Nomination Committee and his membership of the Audit Committee and $7,500 in respect of his membership of the Remuneration Committee. John Reeve's appointment is for a fixed term of three years from 24 June 2004 unless terminated earlier by either party upon one month's notice, and it is currently intended that his appointment be renewed following Alea's 2007 annual general meeting scheduled for June 2007 (if the Amalgamation has not been effected by then).

(ii) Timothy Faries is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $40,000 per annum and an additional fee of $7,500 per annum in respect of his membership of the Nomination Committee. Timothy Faries' appointment is for a fixed term of three years from 24 June 2004 unless terminated earlier by either party upon one month's notice, and it is currently intended that his appointment be renewed following Alea's 2007 annual general meeting scheduled for June 2007 (if the Amalgamation has not been effected by then).

(iii) James Fisher is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $40,000 per annum and an additional fee of $30,000 per annum in respect of his office as Chairman of the Audit Committee. James Fisher's services are terminable by either party on not less than one month's notice.

(iv) Todd Fisher is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $40,000 per annum and an additional fee of $7,500 per annum in respect of his membership of each of the Nomination Committee and the Remuneration Committee. Todd Fisher's services are terminable by either party on not less than one month's notice.

(v) Perry Golkin is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $40,000 per annum and an additional fee of $7,500 per annum in respect of his membership of each of the Nomination Committee and the Remuneration Committee. Perry Golkin's services are terminable by either party on not less than one month's notice.

(vi) R. Glenn Hilliard is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $50,000 per annum and an additional fee of $15,000 per annum in respect of his membership of

the Audit Committee and his office as Chairman of the Remuneration Committee. R. Glenn Hilliard's appointment is for a fixed term of three years from 24 June 2004 unless terminated earlier by either party upon one month's notice, and it is currently intended that his appointment be renewed following Alea's 2007 annual general meeting scheduled for June 2007 (if the Amalgamation has not been effected by then).

(vii) Scott Nuttall is engaged pursuant to a letter of appointment dated 13 November 2003, the terms of which became effective on 19 November 2003, the day of Alea's admission to trading on the London Stock Exchange. Under the terms of this letter he is entitled to a director's fee of $40,000 per annum and an additional fee of $15,000 per annum in respect of his membership of the Audit Committee. Scott Nuttall's services are terminable by either party on not less than one month's notice.

Each non-executive Director is entitled to be reimbursed for all reasonable and properly documented expenses incurred by him in the performance of his duties. Where it is necessary for a non-executive Director to seek professional advice about the performance of his duties in order to carry out his duties, he may, after consultation with the Board and jointly with the other non-executive Directors, obtain external professional advice at Alea's expense. The appointment (and any subsequent re-appointment) of each non-executive Director are subject to Alea's bye-laws and any necessary shareholder ratification.

Non-executive Directors receive no benefits other than their fees and do not participate in any incentive plans.

Unless otherwise stated above, each non-executive Director's appointment is for no fixed term. If a non-executive Director's appointment ceases for any reason he is not entitled to receive any compensation or other payment in respect thereof.

The above figures for: (a) James Fisher do not include $350,000 of annual management fees paid to Fisher Capital Corp. L.L.C., a company of which James Fisher is managing member and thus deemed to have a beneficial interest; and (b) Todd Fisher, Perry Golkin and Scott Nuttall do not include $750,000 of annual management fees paid to Kohlberg Kravis Roberts & Co. L.P., of which Messrs Fisher, Golkin and Nuttall are executives (further details of which are set out in paragraph 6(b) below).

6. Material contracts—the Alea Group

In addition to the Implementation Agreement and Amalgamation Agreement, further details of which are set out in paragraph 5 of Part 2 of this document, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Alea and its subsidiaries since 4 April 2005 (the date two years prior to the commencement of the Offer Period) and are or may be material:

(a) *Deed of Termination*

A deed of termination (the "**Deed of Termination**") was entered into on 4 April 2007 between Alea, KKR 1996 Fund (Overseas), Limited Partnership ("**KKR Fund**"), KKR Partners (International), Limited Partnership ("**KKR Partners**"), Kohlberg Kravis Roberts & Co. L.P. ("**KKR**"), Fisher Capital Corp. L.L.C. ("**Fisher Capital**"), New York State Retirement Co-Investment Fund L.P. ("**NYSRCF**"), CalPERS/PCG Corporate Partners, LLC ("**CalPERS**") and State of Wisconsin Investment Board ("**SWIB**"). The Deed of Termination provides that, subject to (a) the Amalgamation becoming effective in accordance with its terms and (b) the Deed of Undertaking (as defined below), each of the following agreements shall terminate: (i) the registration rights agreement dated 19 December 2001 between Alea, KKR Fund and KKR Partners (the "**Registration Rights Agreement**"); (ii) the relationship agreement dated 13 November 2003 between Alea and KKR Fund (the "**Relationship Agreement**"); (iii) the management rights agreement dated 19 December 2001 between Alea, KKR Fund and KKR Partners (the "**Management Rights Agreement**"); (iv) the advisory fee agreement dated 19 December 2001 between Alea, KKR and Fisher Capital (the "**Advisory Fee Agreement**"); (v) the stockholders agreement dated 3 April 2002 between Alea, KKR Fund and Fisher Capital (the "**Stockholders Agreement**"); and (vi) the agreements dated 19 December 2001 and 3 April 2002 between Alea and Fisher Capital amending an option agreement dated 19 May 2000, each as amended, supplemented or varied from time to time. The Deed of Termination further provides that (subject to the same conditions) none of KKR Fund, KKR Partners, NYSRCF, CalPERS or SWIB shall enforce, seek to enforce or require performance by Alea of any obligation imposed on

it under the terms of the shareholders agreement dated 19 December 2001 between them and certain other parties (the "**Shareholders Agreement**"), and that all liabilities and obligations of Alea thereunder to each of KKR Fund, KKR Partners, NYSRCF, CalPERS and SWIB shall terminate and cease to have effect.

(b) *Waiver of Advisory Fees*

A letter agreement was entered into on 4 April 2007 between KKR, Fisher Capital, Alea and FIN Acquisition whereby KKR and Fisher Capital agreed, conditional upon the Acquisition becoming effective, to waive their entitlement to receive from Alea any advisory fees otherwise payable to each of them by Alea under the Advisory Fee Agreement in respect of the period from 1 April 2007 to 30 September 2007.

(c) *Deed of Undertaking*

A deed of undertaking (the "**Deed of Undertaking**") was entered into on 4 April 2007 between Alea, KKR, KKR Fund, KKR Partners and Fisher Capital. The Deed of Undertaking provides that, subject to the Acquisition becoming effective, the rights of each of KKR and Fisher Capital in respect of the indemnities given in their favour by Alea in the Shareholders Agreement, the Management Rights Agreement and the Advisory Fee Agreement shall terminate, save insofar as these indemnities relate to actions bought by any person against KKR or Fisher Capital, provided in respect of these continuing indemnities that: (a) notice of a claim is brought within two years of the date of the Deed of Undertaking; and (b) legal proceedings in respect of any actual (rather than contingent) claims by KKR and Fisher Capital against Alea in relation thereto are brought within 12 months of such notice.

(d) *Renewal Rights and Asset Purchase Agreement*

A Renewal Rights and Asset Purchase Agreement (the "**Renewal and Assets Agreement**") was entered into on 21 November 2005 between AmTrust Financial Services, Inc. ("**AmTrust**"), Alea North America Company ("**ANAC**") and Alea North America Insurance Company ("**ANAIC**"). Pursuant to the Renewal and Assets Agreement ANAC and ANAIC sold to AmTrust the right to renew and/or replace certain insurance contracts issued, renewed or written by the Alea Alternative Risk division of ANAIC (the "**Renewal Rights**"). AmTrust also acquired certain computer equipment and an SAP licence (the "**Transferred Assets**"), made offers of employment to certain employees of ANAC and ANAIC and entered into certain other ancillary agreements.

AmTrust paid to ANAC and ANAIC $12 million as initial consideration for the Renewal Rights and the Transferred Assets to be allocated between ANAC and ANAIC in accordance with a specified formula. In addition, AmTrust agreed to pay ANAC and ANAIC an amount equal to three per cent. of the premium billed by AmTrust in respect of the insurance contracts issued, renewed or written pursuant to the Renewal and Assets Agreement from the closing of the transactions contemplated by the Renewal and Assets Agreement which occurred on 14 December 2005 (the "**Closing Date**") through to the fifth year anniversary of the Closing Date for the Renewal Rights on a quarterly basis. It was agreed that in no event would the total consideration payable received by ANAC and ANAIC exceed $75 million.

AmTrust agreed to extend an offer of employment to those of ANAC and ANAIC's employees identified in the Renewal and Assets Agreement at no less than the base compensation each employee received from ANAC and ANAIC. The assets of any employee benefit plan were not transferred to AmTrust, and any liabilities arising out of such plans remained with Alea. AmTrust became solely liable for all compensation, benefit, severance and employment related obligations and liabilities relating to the employment of each transferred employee on the Closing Date.

(e) *Renewal Rights Agreement*

On 19 December 2005 Alea Europe AG and SCOR SA entered into an agreement (the "**Renewal Rights Agreement**") for the sale by Alea Europe AG and purchase by SCOR SA of the exclusive right to renew the reinsurance contracts relating to Alea Europe AG's European reinsurance business, which were entered into with, issued, renewed or written by or on behalf of Alea Europe AG, were in force as of 19 December 2005 and which had a renewal date after 19 December 2005 (each a "**Reinsurance Contract**"). In consideration for the transfer of these rights, SCOR SA agreed to pay Alea Europe AG 9.5 per cent. of the premia ceded by an entity that is reinsured under a renewed Reinsurance Contract incepting during 2006 for the 2006 underwriting year (the "**Renewal Commission**"), which SCOR SA would be entitled to receive under the renewed Reinsurance

Contracts. The Renewal Commission was estimated by the parties to be in the range of $10 million to $20 million, and it was agreed that the Renewal Commission would not exceed $30 million.

Where both Alea Europe AG and SCOR SA have exposure to the same expiring Reinsurance Contract, the Renewal Commission shall be calculated proportionally to the parties' share in the Reinsurance Contract according to a formula agreed between the parties.

Pursuant to the Renewal Rights Agreement, SCOR SA agreed to deliver to Alea Europe AG an evergreen clean unconditional standby letter of credit with a face value of $20 million with an expiration date no earlier than 31 December 2006 (the "**LOC**"). Alea Europe AG has the right to draw down the LOC amount without notice to SCOR SA if SCOR SA fails to pay any amount due and payable.

SCOR SA and Alea Europe AG have each indemnified the other against any damages, claims or losses arising out of a breach of representation, warranty or covenant made by them in the Renewal Rights Agreement. All representations and warranties under the Renewal Rights Agreement terminate on 19 December 2007.

Pursuant to the Renewal Rights Agreement SCOR SA has agreed to make good faith efforts to effect a renewal of the Reinsurance Contracts, subject to conditions regarding actuarial rates, underwriting and pricing policies and profitability.

(f) *Business Transfer Agreement*

A Business Transfer Agreement (the "**Business Transfer Agreement**") was entered into on 2 December 2005 between Alea London Limited ("**ALL**"), Alea Services UK Limited ("**ASL**") and Canopius Holdings UK Limited ("**Canopius**") relating to the sale and purchase of a portion of the book of business underwritten by ALL, in particular, to replace ALL as the counterparty to agreements with certain parties specified in the Business Transfer Agreement (Managing General Agents or "**MGAs**") relating to the insurance of US excess and surplus lines risks. The Business Transfer Agreement provides that Canopius shall have the right to offer to the MGAs an extension, continuation, renewal or replacement of the insurance agreement in place between ALL and the respective MGAs from 2 December 2005. As consideration Canopius agreed to pay ALL 5 per cent. of net written premia (gross written premia net of commission actually paid) received under every renewed insurance facility contract with an inception date between 5 December 2005 and 31 December 2007. This was to be offset against cash payments of up to $2.5 million payable in each of January 2006 and January 2007 in each case depending on the level of premium expected. The consideration was limited to a maximum of $30 million.

It was agreed that the part of the business being sold that related to extension, continuation, renewal or replacement of an Insurance Facility Contract (each a "**Renewal**") was to transfer to Canopius on 5 December 2005. The part of the business being sold which related to handling claims arising from Renewals shall transfer to Canopius on 31 December 2009 or such earlier date as the parties agree.

(g) *Stock Purchase Agreement*

A Stock Purchase Agreement was entered into on 25 May 2006 between ANAIC and the Insurance Corporation of Hannover ("**ICH**"), a member of the Praetorian Financial Group, Inc. (the "**Stock Purchase Agreement**"). The Stock Purchase Agreement governs the sale by ANAIC and purchase by ICH of the entire issued share capital of Alea North America Specialty Insurance Company ("**ANASIC**"), ANAIC's Delaware excess and surplus lines carrier for a consideration of $4 million plus the adjusted closing surplus (an amount equal to ANASIC's adjusted statutory capital and surplus as of 31 December 2005). The total cash payment made at completion was $34.6 million.

ANAIC indemnified ICH against any claims arising from any breach of any of its representations, warranties or covenants contained in the Stock Purchase Agreement or in any of the related agreements referred to in the Stock Purchase Agreement or arising out of the conduct of the business of ANASIC prior to the closing date. ICH indemnified ANAIC against any claims arising from any breach of any of its representations, warranties or covenants contained in the Stock Purchase Agreement. The representations and warranties made under the Stock Purchase Agreement will survive for five years following the closing of the Stock Purchase Agreement.

As a condition to the purchase of ANASIC by ICH, a reinsurance agreement dated 29 September 2006 was entered into between ANASIC and Alea (Bermuda) Ltd (the "**Reinsurance Agreement**"),

which: (i) terminated the Flexible Quota Share Reinsurance Agreement (that was effective as of 1 September 2003 and which was endorsed on 1 January 2004 between ANASIC and Alea (Bermuda) Ltd) on a cut-off basis effective as of the closing date of the Stock Purchase Agreement; and (ii) provided for a 100 per cent. cession to Alea (Bermuda) Ltd of all losses other than certain excluded liabilities occurring on or after 29 September 2006 on account of business issued, written, renewed or assumed by ANASIC prior to 29 September 2006. In consideration of the cut-off of liability for policies under the Flexible Quota Share Reinsurance Agreement, Alea (Bermuda) Ltd agreed to return to ANASIC an amount equal to the unearned premium reserves maintained by Alea (Bermuda) Ltd as of the effective date with respect to the Flexible Quota Share Agreement.

Pursuant to the Reinsurance Agreement Alea (Bermuda) Ltd established a trust account with Brown Brothers Harriman Trust Company, LLC for the benefit of ANASIC containing funds equal to Alea (Bermuda) Ltd's unearned premium reserve and premia attributable to losses from the portfolio transfer liabilities.

Pursuant to the Reinsurance Agreement, Alea (Bermuda) Ltd agreed to transfer $1 million to a fiduciary account and to transfer funds to the fiduciary account on a quarterly basis in sufficient amount to allow ANASIC to pay projected claims on policies in the following quarter.

Alea has guaranteed to ICH and ANASIC the performance by ANAIC and Alea (Bermuda) Ltd of their respective obligations set out in the Stock Purchase Agreement and the agreements referred to in the Stock Purchase Agreement and has agreed to indemnify ICH and ANASIC in respect of the same.

Pursuant to the Stock Purchase Agreement, ANASIC and ANAIC entered into an administrative services agreement dated 29 September 2006 under which ANAIC is obligated to provide administration services for the business issued, written, renewed or assumed by ANASIC prior to 29 September 2006 (the "**Administration Services Agreement**"). The Administration Services Agreement remains valid, unless terminated, until: (i) the sixth anniversary of the closing of the Stock Purchase Agreement; (ii) the date on which none of the policies reinsured by ANASIC prior to 29 September 2006 remain in force and ANASIC has no liabilities in connection with any policies reinsured by ANASIC under the Reinsurance Agreement; or (iii) the date on which the administrative services are no longer required. In consideration for services provided under the Administrative Services Agreement ANASIC paid ANAIC a non-refundable sum of $1 million. ANAIC has agreed to reimburse ANASIC during the term for any administrative services ANASIC may be required to provide.

Pursuant to the Stock Purchase Agreement, ANAIC and ANASIC entered into an assignment agreement dated 29 September 2006 under which ANAIC assigned to ANASIC its rights and privileges under the Bankers Trust Stock Purchase Agreement dated 4 September 1998 and amended 22 December 1998. ANASIC acknowledged that Bankers Trust had not consented to the assignment, and ANAIC made no representations or warranties regarding the enforceability of the assignment agreement.

7. Material contracts—the FIN Acquisition Group

In addition to the Implementation Agreement and Amalgamation Agreement, further details of which are set out in paragraph 5 of Part 2 of this document, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by FIN Acquisition since 29 March 2007, by FIN Holdings since 29 March 2007 and by FIN Cayman since 28 March 2007 (the dates on which FIN Acquisition and FIN Holdings (respectively) were incorporated and FIN Cayman was formed) and are or may be material:

(a) *Commitment Letter*

On 4 April 2007, FIN Cayman, FIN Holdings, FIN Acquisition, Fortress Fund IV GP Holdings Ltd., as a general partner of Fortress Fund IV GP L.P., in its capacity as general partner of the private equity funds proposing to provide the cash resources to finance the Amalgamation and Lazard entered a cash commitment letter agreement (the "**Commitment Letter**"). Under the terms of the Commitment Letter certain private equity funds advised by Fortress Investment Group have undertaken to provide the cash resources required to satisfy the cash consideration payable to Alea Shareholders under the terms of the Amalgamation, together with any liabilities incurred or other

costs and expenses payable by FIN Cayman, FIN Holdings and FIN Acquisition in connection with the Amalgamation.

(b) *Irrevocable undertakings*

Details of the irrevocable undertakings entered into in connection with the Amalgamation are set out at paragraph 3 of Part 1 of this document.

(c) *Waiver of Advisory Fees*

Details of the letter agreement entered into on 4 April 2007 between KKR, Fisher Capital, Alea and FIN Acquisition are set out at paragraph 6(b) of this Part 6.

8. Sources and bases of information

(a) Unless otherwise stated:

(i) financial information relating to Alea has been extracted without material adjustment from relevant published audited consolidated reports and accounts of the Alea Group;

(ii) information relating to FIN Acquisition, FIN Holdings and FIN Cayman has been provided by the FIN Acquisition Directors; and

(iii) the price of an Alea Share is the middle market price extracted from the Daily Official List for the relevant day.

(b) The value of the whole of the issued share capital of Alea of approximately £162 million is based upon 173,788,126 Alea Shares in issue as at 3 April 2007 (the last business day in London prior to the announcement of the Amalgamation) and consideration per Alea Share of 93 pence in cash.

(c) The Amalgamation price as a percentage of the adjusted net asset value of 82 per cent. in paragraph 4 of Part 1 of this document is calculated as the Amalgamation value of £162 million converted at the exchange rate of $1.9735=£1 on 4 April 2007 divided by the 31 December 2006 net asset value of $485 million, net of loss reserves discounting of $96 million, as disclosed in Alea's 2006 preliminary results announcement of 4 April 2007.

(d) The figure for the net asset value of the Alea Group as at 31 December 2006 of $2.79 per share appearing in paragraph 7 of Part 2 of this document has been converted into the sterling amount of £1.42 per share at an exchange rate of $1.97=£1. The figure for the net asset value of the Alea Group as at 31 December 2005 of $2.82 per share appearing in that paragraph has been converted into the sterling amount of £1.63 per share at an exchange rate of $1.73=£1.

(e) The volume weighted average prices of Alea Shares are calculated based on the daily closing prices of Alea Shares and the total daily volumes of Alea Shares traded.

(f) The exchange rate of $1.9735 = £1 for the purposes of the US Dollar Alternative is the Bloomberg currency fix as displayed on Bloomberg page "BFIX" as at 3.30 a.m. (London time) on 4 April 2007 (the date of the announcement of the Amalgamation).

9. General

(a) Merrill Lynch has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(b) Lazard has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(c) Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between FIN Acquisition or any person acting in concert with it for the purposes of the Acquisition and any of the Directors, recent directors, shareholders or recent shareholders of Alea having any connection with or dependence upon the Acquisition.

(d) Save as disclosed in this document, no agreement, arrangement or understanding of whatever nature whether formal or informal (including indemnity or option arrangements) relating to relevant securities which may be an inducement to deal or refrain from dealing exists between Alea or any associate (as defined in the Code) of Alea and any other person.

(e) Save as disclosed in this document, there has been no material change in the financial or trading position of Alea since 31 December 2006 (the date to which the last published audited accounts of Alea were prepared).

(f) Save as disclosed in this document, there has been no material change in the financial or trading position of FIN Acquisition since 29 March 2007 (the date on which FIN Acquisition was incorporated) or in the financial or trading position of FIN Holdings since 29 March (the date on which FIN Holdings was incorporated) or in the financial or trading position of FIN Cayman since 28 March 2007 (the date on which FIN Cayman was formed).

10. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom during usual business hours on any weekday (weekends and public holidays excepted) prior to the Amalgamation becoming effective:

(a) this document;

(b) the memorandum of association and the bye-laws of Alea;

(c) audited consolidated accounts for Alea for the financial years ending 31 December 2004, 31 December 2005 and 31 December 2006;

(d) the service contracts and letters of appointment referred to in paragraph 5 above;

(e) the material contracts referred to in paragraph 6 above (including the inducement fee arrangements); and

(f) the written consents referred to in paragraphs 9(a) and (b) above.

Copies of the following documents will be available for inspection at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, London E14 5DS, United Kingdom, during usual business hours on any weekday (weekends and public holidays excepted) prior to the Amalgamation becoming effective:

(a) the memorandum of association and the bye-laws of FIN Acquisition; and

(b) the material contracts referred to in paragraph 7 above.

11. No binding agreement

This document does not evidence or record a legally binding agreement between FIN Acquisition and Alea to implement the Amalgamation. Save for the Implementation Agreement and the Amalgamation Agreement, summaries of which are set out in paragraph 5 of Part 2 of this document, no such legally binding agreement exists as at the date of this document.

24 April 2007

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Acquisition"	the proposed acquisition of control over Alea by private equity funds advised by Fortress Investment Group to be effected by means of the Amalgamation or, should FIN Acquisition so elect, by means of the Offer
"Affiliate"	in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management (including, without limitation, investment management) and policies of the person, whether through the ownership of voting securities, control of voting rights, by contract or otherwise
"Alea"	Alea Group Holdings (Bermuda) Ltd., a company incorporated in Bermuda with registered number 31408
"Alea Group"	Alea and its subsidiaries and subsidiary undertakings and, where the context permits, each of them
"Alea Share Schemes"	the 1998 Stock Purchase and Option Plan for Key Employees of RR Holding Company AG and Subsidiaries, the Bermuda Plan, the Executive Plan, the Fisher Capital Option Agreements and the Al-Naqib Option Agreement
"Alea Shareholders"	holders of Alea Shares from time to time, and "Alea Shareholder" means any such holder
"Alea Shares" or "Shares"	common shares of par value $0.01 each in Alea
"Al-Naqib Option Agreement"	the Performance and Two Year Stock Option Agreement dated July 7, 2000, between RR Holding Company AG and Loay Al-Naqib, as amended by the Stock Repurchase and Amendment Agreement dated February 5, 2003, and the Separation Agreement, General Release and Covenant not to Sue dated February 5, 2003 in each case between Alea (Bermuda) Ltd and Loay Al-Naqib
"Amalgamated Company"	the Bermuda exempted company resulting from the Amalgamation, which it is intended be named Alea Group Holdings (Bermuda) Ltd.
"Amalgamation"	the amalgamation of Alea with FIN Acquisition to be implemented by means of a statutory amalgamation under sections 104 to 109 of the Bermuda Companies Act on the terms set out in this document
"Amalgamation Agreement"	the Amalgamation Agreement dated 4 April 2007 between FIN Acquisition and Alea as amended on 23 April 2007
"Bermuda Companies Act"	the Companies Act 1981 of Bermuda, as amended
"Bermuda Plan"	the 2002 Stock Purchase and Option Plan for Key Employees of Alea Group Holdings (Bermuda) Ltd. and Subsidiaries, as amended
"Board"	as the context requires, the board of directors of Alea and/or FIN Acquisition

"Business Day"	a day (other than Saturday, Sunday or a public holiday in London, New York or Bermuda) on which banks in the City of London, New York City and Bermuda are generally open for business
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST)
"Code"	the City Code on Takeovers and Mergers
"Competing Proposal"	any proposal or offer from any person other than FIN Acquisition or any Affiliate of FIN Acquisition relating to a possible acquisition of more than thirty per cent. of the issued share capital of Alea or of any subsidiary or subsidiaries of Alea, which subsidiary or subsidiaries together represent fifteen per cent. or more of the assets, business, revenues or undertaking of the Alea Group, or any merger, amalgamation, partnership, joint venture or other business combination involving Alea or any other member or members of the Alea Group which other member or members represent fifteen per cent. or more of the assets, business, revenue or undertaking of the Alea Group or any sale or disposal of assets which represent fifteen per cent. or more of the assets, business, revenue or undertaking of the Alea Group or any other transaction to which a member of the Alea Group is a party which would be reasonably likely to prevent or impede the Acquisition, provided that the sale of the entire issued share capital, or all or substantially all of the assets, of Alea Holdings UK Limited or its subsidiaries shall not be deemed to be a Competing Proposal
"Conditions"	the conditions to the Acquisition set out in Part 3 of this document and "Condition" means such one or more of them as the context may require
"Court"	the Supreme Court of Bermuda
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the daily official list of the London Stock Exchange
"Directors"	as the context requires, the directors of Alea or FIN Acquisition from time to time
"Effective Time"	the date and time upon which the Amalgamation shall become effective pursuant to the Bermuda Companies Act
"Executive Plan"	the Alea Group Executive Option and Stock Plan
"FIN Acquisition"	FIN Acquisition Limited, a company limited by shares incorporated in Bermuda with registered company number 39830 whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda
"FIN Acquisition Group"	FIN Acquisition, FIN Holdings and FIN Cayman
"FIN Cayman"	FIN Cayman L.P., an exempted limited partnership registered in the Cayman Islands
"FIN Holdings"	FIN Acquisition Holdings Limited, a company incorporated in Bermuda with registered company number 39831 and whose registered office is at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda

"Fisher Capital Option Agreements"	the Stock Option Agreement dated 19 December 2001 between Alea and Fisher Capital Corp, L.L.C. and Amended and Restated Stock Option Agreement dated 19 May 2000 between RR Holding Company AG and Fisher Capital Corp. L.L.C. and First Amendment thereto dated 3 April 2002 between Alea Group Holdings AG and Fisher Capital Corp. L.L.C.
"Form of Direction"	the form of direction for use by holders of depository interests in CREST representing Alea Shares on a one for one basis
"Form of Proxy and Election"	the form of proxy and election for use at the Special General Meeting and in relation to the US Dollar Alternative which accompanies this document
"Fortress Investment Group"	FIG L.L.C., a Delaware limited liability company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US
"IFRS"	International Financial Reporting Standards
"Implementation Agreement"	the Implementation Agreement dated 4 April 2007 between FIN Acquisition, FIN Holdings and Alea as amended on 23 April 2007
"Independent Committee"	the committee of the directors of Alea established for the purposes of considering the Acquisition comprising John Reeve, R. Glenn Hilliard and Timothy Faries as directors who are independent in relation to the Acquisition
"Independent Directors"	the members of the Independent Committee
"Lazard"	Lazard & Co., Limited
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International, a private unlimited company, incorporated and registered in England and Wales, whose registered office is at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ
"Offer"	should FIN Acquisition elect to effect the Acquisition by way of a takeover offer, the offer to be made by Lazard in accordance with applicable securities laws for and on behalf of FIN Acquisition to acquire all of the Alea Shares (other than Alea Shares already held at the date of the Offer by, or by a nominee for, FIN Acquisition) on the terms and subject to the conditions to be set out in the Offer Document and the related form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	the document which would be dispatched to (amongst others) holders of Alea Shares pursuant to which the Offer, if any, would be made
"Offer Period"	the period commencing on 4 April 2007 and ending at the Effective Time
"Official List"	the official list of the UK Listing Authority
"Registrar"	Registrar of Companies in Bermuda
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Special General Meeting"	the special general meeting of Alea convened by the notice set out at the end of this document, including any adjournment thereof

"Special Resolution"	the special resolution to be proposed at the Special General Meeting in connection with the Amalgamation
"subsidiary"	a subsidiary as that term is defined in section 736 of the UK Companies Act 1985
"subsidiary undertaking"	a subsidiary undertaking as that term is defined in section 258 of the UK Companies Act 1985
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and any other areas subject to its jurisdiction
"US Dollar Alternative"	the alternative whereby Alea Shareholders may elect to receive all, but not less than all, of the cash consideration payable to them under the terms of the Amalgamation in United States dollars (on an exchange rate basis of £1=$1.9735) as an alternative to receiving such consideration in pounds sterling
"US GAAP"	generally accepted accounting principles in the United States
"Voting Record Time"	6.00 p.m. on 17 May 2007 or, if the Special General Meeting is adjourned, 6.00 p.m. on the day two days immediately preceding the day fixed for the adjourned Special General Meeting
"$" or "dollars"	United States dollars
"£" or "pounds"	United Kingdom pounds sterling

ALEA GROUP HOLDINGS (BERMUDA) LTD.

(the "Company")

NOTICE OF SPECIAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON 21 MAY 2007

NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders of **Alea Group Holdings (Bermuda) Ltd.**, a company incorporated and existing under the laws of the Islands of Bermuda, will be held on Monday 21 May 2007, at 10.00 a.m., local time, at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO BOX HM 2983, Hamilton HM 08, Bermuda, for the following purposes:

1. To elect a Chairman, if necessary.
2. To read notice convening this meeting.
3. To consider and if thought fit, adopt the following as a special resolution:

(a) that the amalgamation of the Company (the "**Amalgamation**") with FIN Acquisition Limited, a company incorporated and existing under the laws of the Islands of Bermuda ("**FIN Acquisition**") pursuant to section 104(1) of The Companies Act 1981 (the "**Act**"), effective on the date the Certificate of Amalgamation is issued by the Registrar of Companies in Bermuda, be and it is hereby approved as being in the best interests of the Company;

(b) that pursuant to section 105 of the Act, the Amalgamation Agreement between the Company and FIN Acquisition (the "**Amalgamation Agreement**") tabled at the meeting be and it is hereby approved, and that the execution of the same on behalf of the Company be and is hereby approved and ratified;

(c) that the proposed amendment to the rules of the Alea Group Executive Option and Stock Plan (the "**Executive Plan**"), namely to provide that outstanding options granted under the Executive Plan shall become exercisable upon the Amalgamation Agreement being approved by Alea Shareholders and that all outstanding options under the Executive Plan immediately prior to the Amalgamation becoming effective (the "**Effective Time**") shall lapse and cease to be exercisable at the Effective Time, be and is hereby approved and the Directors are authorised to amend the Executive Plan accordingly; and

(d) that forthwith upon the passing of this resolution, the bye-laws of the Company be amended by the adoption and inclusion of the following new bye-law 102:

"102. **AMALGAMATION**

102.1 In this bye-law:

102.1.1 references to the "Amalgamation" are to the amalgamation between the Company and FIN Acquisition Limited pursuant to sections 104 to 109 of the Companies Act 1981 of Bermuda, as amended;

102.1.2 references to "FIN Holdings" are to "FIN Acquisition Holdings Limited" which, following the Amalgamation becoming effective, will become the immediate holding company of the Company; and

102.1.3 expressions defined in the circular dated 24 April 2007 published in connection with the Amalgamation shall have the same meanings where used in this bye-law.

102.2 If Alea Shares in respect of which the US Dollar Alternative has been elected are, prior to the Amalgamation becoming effective, transferred to any person other than FIN Holdings, then the person to whom such Alea Shares are transferred shall be treated as having himself elected for the US Dollar Alternative in accordance with the terms of the Amalgamation.

102.3 Notwithstanding any other provision of these bye-laws, if, at any time after the Effective Time any common shares ("**New Shares**") are issued or are to be issued to any person (a "**New Member**") other than FIN Holdings or any person identified by written notice to the Company by FIN Holdings as its nominee(s) such New Member shall be obliged to transfer such New Shares immediately upon the issue of the New Shares, free of all encumbrances, to FIN Holdings and/or its nominee(s) (the "**Purchaser**"), who shall be obliged to acquire all of the New Shares, in consideration for, and conditionally upon the payment to the New Member of the same cash consideration per common share as would have been payable to a holder of common shares under the Amalgamation.

102.4 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation, but excluding the Amalgamation), the value of the consideration per share to be paid under paragraph 102.3 of this bye-law 102 shall be adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this bye-law 102 to shares shall, following such adjustment, be construed accordingly.

102.5 To give effect to any such transfer required by this bye-law 102, the Company may appoint any person to execute and deliver a form of transfer on behalf of or as attorney for the New Member in favour of the Purchaser and to do all such other things and execute and deliver all such documents as may in the opinion of the person so appointed be necessary or desirable to vest the New Shares in the Purchaser. The person so appointed shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member in favour of the Purchaser and the Company may give a good receipt for the purchase price of the New Shares and may register the Purchaser as holder thereof and issue to it certificates for the same. Pending the registration of the Purchaser as the holder of any share to be transferred pursuant to this bye-law 102, the New Member shall not be entitled to exercise any rights attaching to any such share unless so agreed by the Purchaser and the Purchaser shall be irrevocably empowered to appoint a person nominated by the directors of the Purchaser to act as attorney on behalf of the holder of any such share in accordance with such directions as the Purchaser may give in relation to (i) any dealings with or disposal of such share (or any interest therein), (ii) exercising any rights attached thereto, or (iii) receiving any distribution or other benefit accruing or payable in respect thereof. The Company shall not be obliged to issue a certificate to the New Member for any such share.

102.6 Payment in respect of any shares transferred under bye-laws 102.3 to 102.5 inclusive will be made within 14 days of the date of transfer of such shares.

102.7 If the Amalgamation shall not have become effective by 30 October 2007 (or such later date (if any) as the Company and FIN Acquisition Limited may agree) this bye-law 102 shall be of no effect."

BY ORDER of the Directors

George P. Judd

Secretary

Dated: 24 April 2007

To: Shareholders

Cc: All Directors and Alternate Directors

Notes:

1. Members must be entered on the register of members at 6:00 p.m. on 17 May 2007 in order to have the right to attend and vote at the meeting. Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote.
2. A member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member.
3. As required pursuant to section 106(2) of the Act, the fair valuation of the Company's shares pursuant to the Amalgamation is as calculated pursuant to clause 5.1.1 of the Amalgamation Agreement and a dissenting shareholder is entitled to be paid the fair value of his shares.
4. Further notes in relation to the Special General Meeting are set out in the Form of Proxy and Election which accompanies this document.

(This page has been left blank intentionally.)

File No. 82-34885

ALEA GROUP HOLDINGS (BERMUDA) LTD.

SPECIAL GENERAL MEETING – FORM OF PROXY AND ELECTION

I/We, ____

of ____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd. hereby appoint **the Chairman of the meeting** (see note 2)

or ____

of ____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Special General Meeting of the Company to be held on Monday 21 May 2007 at Crown House, 3rd Floor, 4 Par-la-Ville Road, PO Box HM 2983, Hamilton HM 08, Bermuda at 10.00 a.m. (Bermuda time) and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address change/comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy and election:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company. Completion and return of the form of proxy and election will not preclude members from attending and voting in person at the meeting or at an adjournment of the meeting or on a poll.
2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the form of proxy and election in the space provided.
3. If the form of proxy and election is returned without an indication as to how the proxy must vote on the resolution, the proxy will exercise his discretion as to whether, and if so how, he votes.
4. Please note that the "Withheld" option is provided to enable you to abstain on the resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" the resolution.
5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.
6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.
7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3862, South Hackensack, NJ 07606-9562, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) no later than 10.00 a.m. on 19 May 2007; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea no later than 10.00 a.m. on 19 May 2007.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. Only those members entered on the register of members of the Company at 6.00 p.m. (Bermuda time) on 17 May 2007 shall be entitled to attend and vote at the meeting in respect of the number of common shares of US$0.01 each in the capital of the Company registered in their name at that time. Changes to entries on the register of members after 6.00 p.m. (Bermuda time) on 17 May 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
9. The time of the meeting is 10.00 a.m. (Bermuda time) on 21 May 2007 which is 2.00 p.m. (London time) and 9.00 a.m. (New York time) on the same date.
10. Any alterations made to the form of proxy and election should be initialled.
11. A member may elect to receive any cash consideration payable to him under the terms of the Amalgamation (as detailed and defined in the shareholder circular which accompanies the form of proxy and election) in United States dollars as an alternative to receiving such cash consideration in United Kingdom pounds sterling by indicating such an election in the space provided on the reverse side. Any such payment will be made on an exchange rate of £1=US$1.9735.
12. If the form of proxy and election is returned without an indication as to whether the member elects to receive US dollars the member shall receive the cash consideration due to him under the terms of the Amalgamation in United Kingdom pounds sterling.
13. Any election to receive US dollars must be made in respect of all, but not less than all, of the cash consideration due to that member under the terms of the Amalgamation and, once made, shall be irrevocable and shall not be capable of being modified, revised or revoked in any manner whatsover. Persons to whom shares in the Company, in respect of which an election to receive US dollars has been made, are transferred prior to the Amalgamation becoming effective will themselves receive all cash consideration payable to them under the terms of the Amalgamation in US dollars following the Amalgamation becoming effective.

Please mark here for address change or comments SEE REVERSE SIDE ☐

The proxy is to vote in respect of the resolution mentioned below as follows: Please mark one box with an "X" for the resolution.

The proxy may vote as he thinks fit or abstain from voting (i) in respect of the resolution if no indication has been given as to how the proxy must vote and (ii) on any other business or resolution (including amendments to the resolution) which may properly come before the meeting or any adjournment of it.

SPECIAL RESOLUTION	FOR	AGAINST	WITHHELD
To: (a) approve the Amalgamation; (b) approve the Amalgamation Agreement; (c) approve the amendment to the Alea Group Executive Option and Stock Plan; and (d) approve the amendment to the Company's bye-laws.	☐	☐	☐

To elect to receive the cash consideration payable to you, upon the Amalgamation becoming effective, in United States dollars as an alternative to receiving such cash consideration in United Kingdom pounds sterling please mark the following box with an "X": UNITED STATES DOLLARS ☐

NOTE: Please see notes 11, 12 and 13 on the reverse side before making such an election.

Signature(s)____________________ Date__________

NOTE: Please see notes 5, 6, 7, 8 and 10 on the reverse side. Please sign as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Mail
http://www.proxyvoting.com/alea Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site and follow the instructions.	**OR**	Mark, sign and date your proxy card and return it in the enclosed envelope.

If you appoint a proxy by Internet, you do NOT need to mail back your proxy card.

Merrill Corporation Ltd, London
07LON9151

Alea

2007 Notice of Annual General Meeting
Alea Group Holdings (Bermuda) Ltd.

Alea Group Holdings (Bermuda) Ltd.
(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

23 April 2007

Dear Shareholder,

2007 Annual General Meeting
The Notice of Meeting sets out the business to be transacted at the Annual General Meeting to be held on Tuesday, 26th June 2007 at 10 a.m. (Bermuda time) at the Princess Louise Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda. Also enclosed with this letter are the 2006 Annual Report and a proxy card for voting at the Annual General Meeting.

Resolutions 1 to 6 set out in the Notice of Meeting are ordinary business.

Resolutions 3, 4, 5 and 6 — Reappointment of Directors
Resolutions 3 and 4 propose the reappointment of John Reeve and Timothy C. Faries as directors, each of whom is retiring by rotation in accordance with the Company's Bye-laws. John Reeve is an independent non-executive director and Chairman of the Board, Chairman of the Nomination Committee and a member of the Remuneration and Audit Committees. Timothy C. Faries is an independent non-executive director and a member of the Nomination Committee.

Messrs. Reeve and Faries are being recommended for re-election due to their recognized expertise in the (re)insurance industry and the quality of their service to the Company.

Resolutions 5 and 6 propose the reappointment of Mark B. Cloutier and Kirk H. Lusk as Directors, each of whom is retiring at the first Annual General Meeting following their appointment in accordance with the Company's Bye-laws. Mark B. Cloutier is an executive Director and the Group Chief Executive Officer and Kirk H. Lusk is an executive Director and the Group Chief Financial Officer and Group Chief Operating Officer.

Biographical and other details of the directors to be re-elected are set out in the Annual Report.

Voting
Shareholders of the Company who are entered on the register of shareholders at 6 p.m. (Bermuda time) on 21 June 2007 are entitled to attend the Annual General Meeting and vote on the resolutions.

Votes may be cast in person at the meeting or by return of the proxy form. If you submit a proxy you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member.

The proxy card gives members the opportunity to register a vote "withheld". A vote "withheld" is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

Proxies may be returned by post or electronically through www.proxyvoting.com/alea as explained in the accompanying notes to this notice and the form of proxy and should be received no later than 10 a.m. (Bermuda time) on 22 June 2007 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Yours faithfully,

John Reeve
Chairman

)

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the Company will be held at the Princess Louise Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda on 26 June 2007 at 10 a.m. (Bermuda time) for the following purposes and to consider and, if thought fit, pass the following resolutions which will be proposed, in the case of resolutions 1 to 6, as ordinary resolutions:

1. To receive the financial statements for the financial year ended 31 December 2006, together with the directors' report and the auditors' report on those statements.
2. To reappoint Deloitte & Touche LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid and to authorise the directors to fix their remuneration.
3. To reappoint John Reeve as director.
4. To reappoint Timothy C. Faries as director.
5. To reappoint Mark B. Cloutier as director.
6. To reappoint Kirk H. Lusk as director.

By order of the Board
George P. Judd
Group Secretary
Dated 23 April 2007
Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

NOTES

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.
2. To be effective, the form of appointment of a proxy must be:
   2.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC at P O Box 3862 S Hackensack NJ 07606-9562 together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or
   2.2 in the case of an appointment of a proxy on the internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.
3. Any electronic communication sent by a shareholder to the Company or the registrar which is found to contain a computer virus will not be accepted.
4. A form of proxy is enclosed with this notice. Completion and return of the form of proxy in writing or on the internet will not preclude shareholders from attending and voting in person at the meeting. A proxy form will be invalid unless it is lodged as specified in note 2.
5. Only those members entered on the register of members of the Company as at 6 p.m. (Bermuda time) on 21 June 2007 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. (Bermuda time) on 21 June 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
6. Copies of all directors' service agreements will be available for inspection at the offices of Alea London Limited, The London Underwriting Centre, 53 Minster Court, London EC3R 7D during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the meeting 15 minutes prior to and throughout the meeting.

File No. 82-34885

ALEA GROUP HOLDINGS (BERMUDA) LTD

ANNUAL GENERAL MEETING – PROXY FORM

I/We, ____

of ____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or ____

of ____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held on 26 June 2007 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the proxy form in the space provided.

3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.

4. Please note that the "Withheld" option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.

5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.

6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.

7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3862, South Hackensack, NJ 07606-9562, United States of Amercia, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 26 June 2007 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

9. Any alterations made to this proxy form should be initialled.

File No. 82-34885

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 15 December, 2006

Name of *applicant*:	ALEA GROUP HOLDINGS (BERMUDA) LTD.
Name of scheme:	1. 2002 Stock Purchase & Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company 4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.
Period of return: From:	18 June 2006 To: 15 December 2006
Balance under scheme from previous return:	1. 6,573,568 2. 20,223 3. 464,340 4. 0
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	1. 0 2. 0 3. 0 4. 97,090
Number of *securities* issued/allotted under scheme during period:	1. 0 2. 0 3. 0 4. 77,461
Balance under scheme not yet issued/allotted at end of period	1. 6,573,568 2. 20,223 3. 464,340 4. 19,629
Number and *class* of *securities* originally listed and the date of admission	1. 6,573,568 admitted 22 June 2004 2. 40,446 admitted 22 June 2004 3. 464,340 admitted 5 August 2004 4. 72,818 admitted 7 September 2006 and 24,272 admitted 21 December 2005
Total number of *securities* in issue at the end of the period	173,788,126 shares on 15 December 2006

Name of contact:	George P. Judd
Address of contact:	55 Capital Boulevard Rocky Hill, Connecticut, USA 06067
Telephone number of contact:	001-860-258-7550

SIGNED BY ______________________________
George P. Judd, Senior Vice President & Group Secretary
for and on behalf of
Alea Group Holdings (Bermuda) Ltd.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

INFORMATION REQUIRED TO BE MADE PUBLIC ON AN ON-GOING BASIS

The following is a list which the Company agrees pursuant to Rule 12g3-2(b)(1)(ii) under the Exchange Act to furnish to the SEC on an on-going basis promptly after such information is made or required to be made public. If the information that the Company makes or is required to be made public, files or distributes shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

The following information is required to be (i) made public pursuant to the laws of Bermuda; (ii) filed with the UKLA or the LSE (and is made public thereby); or (iii) distributed to holders of the Company's securities.

References to a Regulatory Information Service refer to the definition in the UKLA Listing Rules. The definition comprises any of the following company news services:

- Business Wire Regulatory Disclosure provided by Business Wire;
- FirstSight provided by Romeike
- Announce provided by Hugin ASA
- News Release Express provided by CCNMatthews UK Limited
- PR Newswire Disclosure provided by PR Newswire; and
- RNS provided by the London Stock Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
1. Memorandum of Association.	Filed with the Bermuda Registrar of Companies ("R egistrar of Companies") on incorporation.	Bermuda Companies Act 1981 (" Companies Act 1981").
2. Amendments to Memorandum of Association.	To the Registrar of Companies: (i) within 30 days if no application is made to the Court within 21 days of the passing of the resolution approving the amendment; or (ii) within 21 days of the passing of the resolution with affidavit sworn by at least two directors stating that the Company does not know of any person who could make	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	an application to the Court.	
3. Memorandum of Association and Bye-laws (including alterations to Memorandum or Bye-laws).	To shareholders on request.	Companies Act 1981.
4. Directors' R eport, Auditors' Report and Annual Accounts.	To a Regulatory Information Service as soon as possible after they have been approved and, in any event, within 6 months of the Company's fiscal year end.	UKLA Listing Rules.
	Financial statements, or optionally when the shares of a Company are listed on an appointed exchange, summarized financial statements and auditors' report must be provided to persons entitled to receive notice of general meetings, not less than 5 days before the date of the meeting at which those documents will be considered.	[Companies Act 1981]
	A copy of the summarized financial statements must be available at the Company' s registered office.	Companies Act 1981.
	Distribution of financial statements and audit report can be waived if all shareholders and directors agree.	
5. Preliminary Announcement of Results and Dividends for the Company's fiscal year-end.	Notification to a Regulatory Information Service as soon as possible after Board of Directors approval; in the case of preliminary statement of	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
	results within 120 days of end of period to which the statement relates.	
6. Half Yearly Report.	To a Regulatory Information Service as soon as possible after Board of Directors approval and within 90 days of the end of the period to which the statement relates and also either to shareholders or by way of advertisement in a national newspaper within 90 days of the end of the period to which the statement relates.	UKLA Listing Rules.
7. Notices of general meetings and proxy forms.	To shareholders entitled to attend and vote. Notices of meetings must be sent to shareholders 5 days in advance of the meeting.	UKLA Listing Rules. Companies Act 1981.
8. Notices and circulars giving information on the allocation and payment of dividends and interest; the issue of new securities, including arrangements for the allotment, subscription, renunciation, conversion or exchange of the securities; and the redemption or repayment of the securities.	To the shareholders.	UKLA Listing, Disclosure and Transparency Rules.
9. All resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting.	To the UKLA and a Regulatory Information Service as soon as possible after the relevant meeting.	UKLA Listing Rules.
10. Alteration of authorized share	A memorandum of increase must be filed with the	Companies Act

Type of Information or Report		Required Date of Release	Source of Requirement
	capital (or share premium).	Bermuda Registrar of Companies within 30 days of the effective date of any increase in the authorized share capital. A notice of reduction must be published in an appointed newspaper not more than 30 days and not less than 15 days before the effective date of any reduction in the share capital. Such notice, and other prescribed documents, must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of reduction. A memorandum must be filed with the Registrar of Companies within 30 days of any change in the currency denomination of the share capital or a cancellation of unissued shares.	1981.
11.	Board resolution allotting securities or authorizing the issue of securities to be admitted to trading on the LSE; or If the resolution is not available, written confirmation from the Company that the securities have been allotted.	To the LSE no later than 12:00 at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading. To the LSE no later than 7:30 am on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards.
12.	Notice of change to the board, including the appointment, removal, retirement or resignation of a director or any	To a Regulatory Information Service as soon as possible and no later than the end of the business day after the	UKLA Listing Rules.

Type of Information or Report		Required Date of Release	Source of Requirement
	change to any important functions or executive responsibilities of a director.	decision or receipt of notice about the change by the Company.	
		Register of Directors and Officers (contains only Chairman and Deputy Chairman and Secretary) must be made available for public inspection at the Company's registered office and changes to the register must be made within 14 days of the date of such change.	Companies Act 1981.
13.	Notification of relevant details of any new director of the Company, including details of all directorships held by such director in any other publicly quoted company at any time in the previous five years.	To a Regulatory Information Service as soon as possible following the decision to appoint the relevant director and in any event within 5 business days of the decision	UKLA Listing Rules.
14.	Notification of any changes in information required to be notified in accordance with paragraph 13 above in respect of any current director.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
15.	Notification of a disposal of shares under an exemption allowed in lock-up arrangements disclosed in accordance with the Prospectus Rules.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
16.	Notification of details of any variation in lock-up arrangements previously disclosed.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
17.	Notice of change of registered office.	To the Registrar of Companies on occurrence. Change effective upon notice	Companies Act 1981.

Type of Information or Report		Required Date of Release	Source of Requirement
		being registered by the Registrar of Companies.	
18.	Change in the Company's name.	To a Regulatory Information Service as soon as possible after the change takes effect, stating the date on which it has taken effect and inform the FSA in writing. Notice of change of name must be provided to shareholders to convene a special general meeting to approve the name change and a certified copy of the resolution approving the name change must be filed with the Registrar of Companies.	UKLA Listing Rules. Companies Act 1981.
19.	Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted), a copy of a prospectus must be filed with the Registrar of Companies, at or prior to the time of the prospectus or as soon as reasonably practicable thereafter. If there is a continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	Companies Act 1981.
20.	Notice of change of location of Register of Members.	To the Registrar of Companies. Change is effective after giving written	Companies Act 1981.

Type of Information or Report		Required Date of Release	Source of Requirement
		notice to the Registrar.	
21.	Register of Members.	Must be made available for public inspection at the Company' s registered office.	Companies Act 1981.
22.	Closure of the Register of Members of the Company.	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year).	Companies Act 1981.
23.	Notification of change of accounting reference date.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
24.	General disclosures: Any inside information which directly concerns the issuer, which is information that would be likely to be used by a reasonable investor as part of the basis of his investment decisions and would therefore be likely to have a significant effect on the price of the issuer's financial instruments (the "reasonable investor test"). In determining whether information would be likely to have a significant effect on the price of financial instruments, an issuer should be mindful that there is no figure (percentage change or otherwise) that can be set for any issuer when determining what constitutes "a significant effect on the price of the financial instruments" as this will vary from issuer to issuer.	To a Regulatory Information Service as soon as possible.	UKLA Disclosure and Transparency Rules.
25.	Notification of any announcement of the timetable for any proposed action	To the LSE in advance of such action (no later than 9:00 on the day before the	LSE Admission and Disclosure Standards.

Type of Information or Report		Required Date of Release	Source of Requirement
	affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified.	proposed announcement).	
26.	All circulars, notices, reports, announcements or other documents to which the UKLA Listing Rules apply issued by the Company.	To the UKLA at the same time as they are issued and to Regulatory Information Service as soon as possible.	UKLA Listing Rules.
27.	Any proposed alteration to capital structure, including listed debt securities, save that an announcement of a new issue may be delayed whilst a marketing or an underwriting is in the process.	To a Regulatory Information Service as soon as possible (except during marketing or underwriting).	UKLA Listing Rules.
28.	Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UKLA may have agreed.	To the UKLA without delay.	UKLA Listing Rules.
29.	Any change in the rights attaching to any class of listed securities or any shares into which listed securities are	To a Regulatory Information Service as soon as possible.	UKLA Disclosure and Transparency Rules

Type of Information or Report	Required Date of Release	Source of Requirement
convertible or derivative securities issued by the Company giving access to the shares of the Company.		
30. Any new loan issues and in particular any guarantee or security in respect of such issues.	To a Regulatory Information Service as soon as possible.	UKLA Disclosure and Transparency Rules
31. Any redemption of listed securities including details of the number of shares redeemed and the number of shares of that class following redemption.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
32. Any extension of time granted for the currency of temporary documents of title.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
33. The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
34. The results of any new issue of equity securities or preference shares or of a public offering of existing securities or other equity securities.	To a Regulatory Information Service as soon as result is known (except where shares are subject to an underwriting arrangement).	UKLA Listing Rules.
35. Details of transactions required to be disclosed pursuant to the Chapters 10 (Transactions) and 11 (Transactions with related parties) of UKLA Listing Rules.	To a Regulatory Information Service as soon as possible after terms are agreed.	UKLA Listing Rules.
36. Circulars and notices of meetings in connection with transactions pursuant to Chapters 10 (Transactions) or	To shareholders and the UKLA at the time of the issue.	UKLA Listing Rules.

Type of Information or Report		Required Date of Release	Source of Requirement
	11 (Transactions with related parties) of the UKLA Listing Rules.		
37.	Listing particulars or prospectus and supporting documentation in respect of admission of securities to the Official List of the UKLA.	To the UKLA at least 10 clear business days prior to the intended publication date. To the LSE by no later than 12:00 at least two business days prior to the date on which the Company is requesting the LSE to consider the application for listing to trading.	Financial Services and Markets Act 2000; UKLA Prospectus Rules. LSE Admission and Disclosure Standards.
38.	Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted); a copy of a prospectus must be filed with the Registrar of Companies. If there is continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	Companies Act 1981.
39.	Notification of the acquisition or disposal of major shareholdings: Disseminate to the market notification from a shareholder or a person, who is a direct and indirect holder of shares, in respect of an acquisition or disposal of shares resulting in voting	To a Regulatory Information Service on receipt of a notification as soon as possible and in any event by not later than the end of the third trading day following receipt of the notification.	UKLA Disclosure and Transparency Rules.

Type of Information or Report		Required Date of Release	Source of Requirement
	rights reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%.		
40.	Details of transactions conducted by persons discharging managerial responsibilities and their connected persons in the shares of the Company or derivatives or any other financial instruments relating to the shares (including any dealing permitted in exceptional circumstances under the Model Code).	To a Regulatory Information Service as soon as possible and in any event by no later than the end of the business day following receipt of the information.	UKLA Disclosure and Transparency Rules
41.	Details of the grant to, or acceptance by, a director or a person connected with a director of any option relating to the securities of the Company or of any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any securities in the Company which are or will be listed or any interest whatsoever in such securities.	To a Regulatory Information Service without delay (by the end of the business day following receipt by the Company of the information).	UKLA Disclosure and Transparency Rules.
42.	Details of the acquisition, disposal, exercise or discharge of, or any dealing with, any option, right or obligation by a director or a person connected with a director.	To a Regulatory Information Service without delay (by the end of the business day following receipt by the Company of the information).	UKLA Disclosure and Transparency Rules.
43.	Proposal by Board of Directors to the Company to purchase its own shares.	To a Regulatory Information Service as soon as possible and circular to shareholders.	UKLA Listing Rules.

Type of Information or Report		Required Date of Release	Source of Requirement
44.	Details of the outcome of a shareholders' meeting to decide the proposal relating to the Company purchasing its own shares	To a Regulatory Information Service as soon as possible following the relevant shareholders' meeting.	UKLA Listing Rules.
45.	Purchase of own listed equity securities by or on behalf of the Company.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30am on the business day following the calendar day on which the purchase occurred.	UKLA Listing Rules.
46.	Notification of the decision of the Company to purchase its equity securities (other than shares) or preference shares unless the purchases will consist of individual transactions made in accordance with the terms of the issue of the relevant securities.	To a Regulatory Information Service.	UKLA Listing Rules.
47.	Purchase by or on behalf of the Company or any member of its group of its own listed securities other than equity shares when 10% of their initial nominal value is reached and each 5% in aggregate of the initial amount of that class acquired thereafter. Same for early redemption or cancellations.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30 am on the business day following the calendar day on which the relevant threshold is reached or exceeded.	UKLA Listing Rules.
48.	Purchase of own listed equity securities by or on behalf of the Company where following an acquisition or disposal the percentage of voting rights attributable to those shares reaches, exceeds or falls below	To a Regulatory Information Service, as soon as possible, but not later than four trading days following such acquisition or disposal.	UKLA Disclosure and Transparency Rules

Type of Information or Report		Required Date of Release	Source of Requirement
	the thresholds of 5% or 10% of the voting rights.		
49.	Details of where, within a period of 12 months, the Company purchases warrants or options over its equity shares which, upon exercise, entitle the Company to shares representing 15% or more of the Company's existing issued shares.	A circular to the shareholders.	UKLA Listing Rules.
50.	Information relating to any request to a recognized investment exchange (as such term is defined in the Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognized investment exchange that trading of any of its listed securities will be cancelled or suspended.	To the UKLA as soon as possible.	UKLA Listing Rules.
51.	Certain documents relating to winding-up of the Company.	Must be made available to the public with effect from the date as required in connection with the commencement of the winding-up. The documents required depends upon the type of winding-up: (i) Members' voluntary – notification to the Registrar; (ii) Creditors voluntary – advertise meetings, petitions available upon request and at the Registrar's office and winding-up order should be	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	filed with the Registrar; and (iii) Court ordered - petition available upon request and at the Registrar's office, and winding-up order should be filed with the Registrar. Liquidators must advertise their appointment and advertise for claims.	
52. General	Shareholders are also entitled to receive whatever documents are prescribed in the Bye-laws for distribution to shareholders, for example, notices of general meetings circulated within the period stipulated in the Bye-laws.	Companies Act 1981